

**CapitaLand Limited**
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com



82-4507

5 August 2003

***Via Courier***

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549



Attn: Mr Elliot Staffin



Dear Sirs

**CAPITALAND LIMITED**
**- AMERICAN DEPOSITORY RECEIPTS PROGRAM**
**(EXEMPTION NUMBER: 82-4507)**

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 July 2003 till 31 July 2003, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager



Encs.

cc VP Tan Wah Nam

s/sec/adr/adrltr-july03.doc

## List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

| Name of Report or Announcement | Date Made Public, Filed or Distributed | Source of Requirement |
|---|---|---|
| Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Banking facilities extended to The Ascott Group Limited" | 7 July 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Press release by subsidiary, Raffles International Limited – HospitalityBex secures deal with Six Senses Hotels Resorts & Spas to purchase goods and services through e-procurement" | 8 July 2003 | For Public Relations Purposes |
| Joint press release – "Temasek Holdings, IE Singapore and CapitaLand co-present largest forum in post-sars China. China-Singapore partnership forum reflects business confidence in China" | 9 July 2003 | For Public Relations Purposes |
| Acquisition of shares in Beverly Equities Pte Ltd | 11 July 2003 | SESTL Listing Manual |
| Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Appointment of Chief Investment Officer" | 11 July 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Date of release of 2003 half year financial results" | 15 July 2003 | For Public Relations Purposes |
| Announcement and News Release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "2003 first half year financial statement announcement" | 16 July 2003 | For Public Relations Purposes |
| Press Release by CapitaLand's subsidiary, CapitaLand China Holdings Pte Ltd – "CapitaLand sells 70% of units launched at La Cite. Clinches award as Shanghai's most popular residential development" | 16 July 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Date of release of financial results for the six months ended 30 June 2003" | 18 July 2003 | For Public Relations Purposes |

| Name of Report or Announcement | Date Made Public, Filed or Distributed | Source of Requirement |
|---|---|---|
| Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "2003 first half financial statement announcement (revised to incorporate 2Q 2003 vs 2Q 2002 comparison)" | 21 July 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Date of release of 2nd quarter financial results announcement" | 21 July 2003 | For Public Relations Purposes |
| Announcement and Press Release by CapitaLand's subsidiary, Raffles Holdings Limited – "Press Release and 2nd quarter financial statements for the three months ended 30 June 2003" | 23 July 2003 | For Public Relations Purposes |
| Shanghai Xin Rui Property Development Co., Ltd – Company in members' voluntary liquidation | 24 July 2003 | SESTL Listing Manual |
| Announcement and News Release by CapitaLand's subsidiary, The Ascott Group Limited – "Unaudited results for the six months ended 30 June 2003" | 24 July 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Payment of Management fee by way of the units in CapitaMall Trust' | 28 July 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Australand posts strong half year profit and forecasts 10% profit increase for the 2003 full year" | 29 July 2003 | For Public Relations Purposes |
| Incorporation of indirect wholly-owned subsidiary, PREMAS Technologies and Services (Shanghai) Co., Ltd | 30 July 2003 | SESTL Listing Manual |
| News release by CapitaLand's subsidiary, The Ascott Group Limited – "Ascott to open two serviced residences in China next month. Target to grow China portfolio to 4,000 serviced residence units by 2008" | 30 July 2003 | For Public Relations Purposes |
| Announcement by CapitaLand's subsidiary, CapitaLand China Holdings Pte Ltd – "Article on China, a key overseas market in CapitaLand's growth strategy" | 31 July 2003 | For Public Relations Purposes |

82-4507

CAPITALAND LIMITED

# ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "BANKING FACILITIES EXTENDED TO THE ASCOTT GROUP LIMITED"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott's annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 07/07/2003 to the SGX

82-4507

MASNET No. 54 OF 07.07.2003
Announcement No. 54

**THE ASCOTT GROUP LIMITED**

## BANKING FACILITIES EXTENDED TO THE ASCOTT GROUP LIMITED

The Ascott Group Limited (the "Ascott" or "Company") wishes to announce that it has on 7 July 2003 entered into an agreement with The Development Bank of Singapore Limited to obtain banking facilities for the principal sum of S$214 million (the "Facilities"). The Facilities will be applied towards the redemption and purchase of notes and bonds amounting to S$191 million due under the Company's Secured Medium Term Note Programme established in July 2000, and general working capital requirements of the Ascott Group. The Facilities will not result in any material increase in the net debt of the Company.

By order of the Board
Keong Wen Hui
Asst. Company Secretary
7 July 2003

Submitted by Keong Wen Hui, Asst. Company Secretary on 07/07/2003 to the SGX

**CAPITALAND LIMITED**

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "PRESS RELEASE BY SUBSIDIARY, RAFFLES INTERNATIONAL LIMITED - HOSPITALITYBEX SECURES DEAL WITH SIX SENSES HOTELS RESORTS & SPAS TO PURCHASE GOODS AND SERVICES THROUGH E-PROCUREMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today issued an announcement on the abovementioned news release by its subsidiary, Raffles International Limited ("RIL"). Attached Raffles' announcement and RIL's news release are for information.

Raffles annc.pdf

RIL's news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 08/07/2003 to the SGX

MASNET No. 31 OF 08.07.2003
Announcement No. 31



RAFFLES HOLDINGS LIMITED

**Press Release by subsidiary, Raffles International Limited
- Hospitalitybex Secures Deal with Six Senses Hotels Resorts & Spas to purchase Goods and Services through e-Procurement**

The Company is pleased to attach herewith a press release issued today by its subsidiary, Raffles International Limited. The press release relates to an agreement secured by HospitalityBex Private Limited ("Hospitalitybex") with Six Senses Hotels Resorts and Spas to negotiate and purchase goods and services through Hospitalitybex's portal and application.



Press Release - hospitalitybex secures deal with Six Senses.pdf

This agreement does not have any material financial impact on the net tangible assets or earnings per share of the Company for the current financial year ending 31 December 2003.

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the agreement.

Submitted by Emily Chin, Company Secretary on 08/07/2003 to the SGX



# NEWS RELEASE

**For More Information, please contact:**
Judith Tan
Tel: (65) 6430 1366
**Email:** judith.tan@raffles.com

## HOSPITALITYBEX SECURES DEAL WITH SIX SENSES HOTELS RESORTS & SPAS TO PURCHASE GOODS & SERVICES THROUGH e-PROCUREMENT

*The contract endorses the Raffles International subsidiary as an ideal platform for e-procurement in Asia Pacific*

**SINGAPORE, 8 July 2003** – HospitalityBex Private Limited, a business-to-business electronic Procurement marketplace managed by Raffles International Ltd, has secured an agreement with Thailand-based Six Senses Hotels Resorts and Spas to negotiate and purchase goods and services through Hospitalitybex's portal and application.

Under the agreement, Six Senses, will engage Hospitalitybex's web-based e-Procurement application as core tool to obtain goods and services for their 5 properties in Thailand, Vietnam & the Maldives. Six Senses is a Hotel and Resort Management and Development Company established in 1995.

The inking of the agreement is a milestone in the hospitality and service industry as it endorses Hospitalitybex as an ideal platform for the procurement of goods and services for the sector in the Asia Pacific region. Hospitalitybex will be providing Six Senses Hotels, Resort & Spas, its domain knowledge in eProcurement such as eProcess Consultancy, Project & Change Management, eProcurement Implementation, Database Management, Training and Support.

Mr. Paul Rene Lee, Chief Operating Officer of Six Senses, said, "With Hospitalitybex's eProcurement platform and active B2B electronic marketplace, we expect to benefit from process efficiency, better productivity, better workflow management, control & compliance, improved transparency, and access to comprehensive business intelligence which will aid our procurement budgeting, planning and forecasting. The direct and indirect cost savings is also key deliverables expected from this implementation".

Mr. Richard Tan, General Manager of Hospitalitybex, added, "We view this agreement as milestone in our expansion and creation of B2B eCommerce hubs in the region. With Six Senses' hotel operations in Thailand, Vietnam and Maldives, their reach will help Hospitalitybex achieve the concept of leveraging on 'two way critical mass', which in turn will bring more benefits for both parties."

Mr. Simon Yong, Chairman of Hospitalitybex and Senior Vice President, Technical Services at Raffles International, said, "We are excited with this partnership as it benefits not only Raffles International's collection of hotels and resorts but also many other partners in the hospitality industry in areas such as competitive price negotiation, cost effective operation, and workflow efficiency. Hospitalitbex has a strong commitment and mandated to build a strong critical mass to fulfill its value objectives of direct and indirect cost savings for all her partners. With Six Senses, we will be able to build greater mass and continue achieving further."

**About Hospitalitybex**

Incorporated in June 2000, Hospitalitybex Pte Ltd embarked on a mission to spearhead the operating of procurement facilities for the hospitality and service industry operators. Being the first mover in this dynamic environment, Hospitalitybex has sustained its growth since its inception through proven business models.

Managed by Raffles International Limited, Hospitalitybex combines the power of industry domain expertise and digital technology to operate the integrated online procurement solution that enables hospitality and service organisations to achieve cost savings, process efficiencies and reinforced business intelligence across the entire supply chain. It is a one-stop destination that offers product and service sourcing, negotiation, selection, ordering,

fulfilment and analysis reporting, resulting in enhanced value for all market professionals in the community.

Since its implementation, Hospitalitybex has amassed an impressive global portal community of over 4000 organisations. It has driven significant cost savings for its user organizations of over S$1million in 2001 and S$3.3 million in 2002.

**About Raffles International**

Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management. The Group has a portfolio of 38 hotels in 33 destinations worldwide. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

**Raffles Hotels & Resorts** distinguishes itself by the highest standards of products and services available in major cities on an international level. The 11 Raffles hotels are award winning and landmark in their respective cities and are positioned at the top of their local markets. Many of them have also garnered international acclaim, from Raffles Hotel and Raffles The Plaza in Singapore to Raffles L'Ermitage Beverly Hills in the US, Raffles Hotel Vier Jahreszeiten and Le Montreux Palace in Montreux, Switzerland.

**Swissôtel Hotels & Resorts** is noted for its high standards of quality in facilities and services expected by today's discerning traveller. It enjoys strong brand recognition and patronage among modern business travellers as well as leisure guests. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the Swissôtel brand hotels have also garnered many awards and accolades, from Swissôtel Merchant Court in Singapore to Swissôtel The Bosphorus in Istanbul to Swissôtel The Drake in New York and Swissôtel Berlin, Germany. With the addition of Nai Lert Park Bangkok, the Swissôtel portfolio now expands to 27 hotels worldwide.

## About Raffles Holdings and CapitaLand

Raffles International Limited is the hotel management subsidiary of Raffles Holdings Limited. Raffles Holdings Limited's portfolio comprises hotels and resorts in major destinations across Asia, Australia, Europe, North America and South America. Raffles Holdings is a subsidiary of CapitaLand Limited. Both companies are listed on the Singapore Exchange Securities Trading Limited.

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses in residential, commercial and industrial property and property-related services, such as property funds and real estate financials are focused in select gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

## For More Information, please contact:


**Judith Tan**
Director
Media Relations
& Communications
Raffles International Ltd
Tel: (65) 6430 1366
Fax: (65) 6339 1713
Email: judith.tan@raffles.com

**Raymond Hall**
Chief Sales & Marketing Officer
Marketing Department
Tel: 66 (0) 2631 9777
Fax: 66 (0) 2631 9799
Email: pl@six-senses.com

For Immediate Release

# Temasek Holdings, IE Singapore and CapitaLand Co-Present Largest Forum in post-Sars China

***China-Singapore Partnership Forum reflects business confidence in China***

***Singapore, 9 July 2003*** – Temasek Holdings, CapitaLand Limited and International Enterprise Singapore (IE Singapore) will hold the first and largest two-day forum in post-Sars China, at the end of this month. From 31 July to 1 August 2003, the China-Singapore Partnership Forum at Shanghai's Pudong Shangri-La Ballroom will gather over 300 participants, including business leaders from Singapore and China, to explore the myriad investment opportunities in China. In addition, the Partnership Forum will provide about 60 global investors, fund managers and analysts a platform to network with the Chinese and Singapore business leaders. Global investors from the US, the UK, Australia, Europe and the Middle East have shown interest in attending the event reflecting the renewed confidence that investors have in the burgeoning Chinese economy.

The Guest-of-Honour for the Partnership Forum will be Mr Philip Yeo, Co-Chairman of the Economic Development Board, Singapore and Vice-Chairman, Shanghai Mayor's International Business Leaders Advisory Council. Speakers at the Partnership Forum will be high level government officials, eminent economists and business leaders. They include Dr Kenneth Courtis, Vice Chairman of Goldman Sachs Asia; Mrs Laura Cha, Vice-Chairman of the China Securities Regulatory Commission; and Dr Victor Fung, Group Chairman of Li & Fung Ltd. Mr John Grobowski, Partner, Baker & McKenzie (Shanghai) will be sharing on the legal environment in China. Providing insights on doing business in China will be Mr Francis Yuen, President & Chairman of Honeywell, China; and Mr Patrick Choy, former Corporate Vice President & Director of Strategic Finance (Asia Pacific) of Motorola Inc.

Mrs Lim Hwee Hua, Managing Director, Strategic Relations of Temasek Holdings said, "We are proud to co-present this very prestigious Partnership Forum. It is a timely event now that the Sars outbreak, which had curtailed business travel, is under control. Singapore businesses, potential Chinese business partners and global investors can come together at this Partnership Forum to explore the myriad opportunities in China's fast-growing economy. We are confident that this meeting of businesses will foster mutual support, friendship and commitment in economic and trade efforts between China and Singapore."

Added Mr Lee Yi Shyan, CEO of IE Singapore, "We are pleased to be part of this forum connecting Singapore-based businesses with our friends and partners in Shanghai and China. Our businesses bring with them capital, technology, management know-how and international linkages. These strengths, combined with China's abundant resources, talents and markets, create the basis for fostering win-win and profitable partnerships to target Chinese and international markets. In line with IE Singapore's mission to help Singapore-based companies internationalise, this forum is an excellent platform to enhance co-operation and networking."

Mr Liew Mun Leong, President and CEO of CapitaLand said, "This is an excellent opportunity for global investors, business leaders and enterprises from Singapore and China to meet. Some of these investors from the US, the UK, Europe, the Middle East and Australia will be in China for the first time. We are excited to share our experience in the country and hope to make this a fruitful maiden visit for them. CapitaLand has a firm belief in the business opportunities and potential that China has to offer. We established our base in Shanghai eight years ago and our business in China is one of the pillars of regional growth for the company. This is a forum not to be missed for anyone interested in doing business in China."

**About Temasek Holdings**

Temasek Holdings is one of Singapore's largest investment holding companies. Established in 1974, it holds and manages investments in companies which are involved in a wide range of business activities, from port, shipping and logistics, to banking and financial services, airlines, telecoms and media, power and utilities, and rail. Many of these companies are leading companies in Singapore, including Singapore Airlines, Singapore Telecoms, Singapore Technologies, Neptune Orient Lines-APL, PSA Corporation, DBS Bank and Singapore Power. For more information on Temasek Holdings, please visit www.temasekholdings.com.sg.

**About IE Singapore**

Formerly known as the Singapore Trade Development Board (TDB), International Enterprise Singapore – or IE Singapore for short – is the lead agency spearheading Singapore's efforts to develop its external economic wing by helping local companies to globalise.

IE Singapore's mission is to help local companies grow and internationalise successfully. We offer a wide range of services in Singapore and overseas to help companies shorten their learning curve and make the right connections. In doing so, we provide market information, and assist enterprises in building up their business capabilities and finding overseas partners. In 35 locations worldwide (six locations in China - Shanghai, Beijing, Qingdao, Guangzhou, Chengdu, and Hong Kong), IE Singapore is uniquely equipped to help companies succeed. At the same time, IE Singapore works to position Singapore as a base for foreign businesses to expand into the region in partnership with local companies.

For more information on IE Singapore, please visit www.iesingapore.com

**About CapitaLand**

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses in residential, commercial and industrial property and property-related services, such as property funds and real estate financials, are focused in select gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

For more information on CapitaLand, please visit www.capitaland.com.sg

-- END --

For media queries, please contact

***Temasek Holdings***

Eva Ho
Director, Corporate Communications
TEL : 65-68286763/ HP : 96176234
EMAIL : evaho@temasek.com.sg

**IE Singapore**

In Shanghai
Mia Chua
Chief Representative, Business Support Office
TEL: 86-21-6360-6500/ HP: 86-1366-166-8619 /
EMAIL: miachua@iesingapore.gov.sg

In Singapore
Liane Ong
Manager, Corporate Communications
DID: 65-64334939/ FAX: 65-63378136
EMAIL: *liane_ong@iesingapore.gov.sg*

**CapitaLand**

Julie Ong
SM, Corporate Communications
TEL : 65-68233541/ HP : 65-97340122
EMAIL : julie.ong@capitaland.com.sg

John Teo
Manager, Corporate Communications
TEL : 65-68233213 / HP : 65-97622257
EMAIL : john.teo@capitaland.com.sg

# ACQUISITION OF SHARES IN BEVERLY EQUITIES PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Amethyst Holdings Pte Ltd ("AHPL"), had on 10 July 2003, together with Nostaligic Limited ("NL"), entered into a sale and purchase agreement (the "Agreement") with Calamvale Pte Ltd ("Calamvale") for AHPL and NL to purchase from Calamvale, two and eight ordinary shares of S$1 each, respectively, in the issued share capital of Beverly Equities Pte Ltd ("Beverly Equities") and representing in aggregate the entire issued ordinary share capital in Beverly Equities (the "Share Acquisition"). An aggregate consideration of S$10, arrived at on arm's length basis, was paid in cash in full on completion of the Share Acquisition, which also took place on 10 July 2003.

Neither NL, a company incorporated in the British Virgin Islands, nor Calamvale, a company incorporated in Singapore, is related to CapitaLand.

Beverly Equities is a company incorporated in Singapore. Its principal activities include amongst other things, investment holding. Based on the latest unaudited management accounts as at 7 July 2003, Beverly Equities has a net book value of S$10.

Following the Share Acquisition, CapitaLand has an indirect interest in 20% of the total issued share capital of Beverly Equities. AHPL and NL have, pursuant to a shareholders' agreement entered into on 10 July 2003 with respect to Beverly Equities, agreed that AHPL retains control of the composition of the board of directors of Beverly Equities. As such, Beverly Equities will be deemed an indirect subsidiary of CapitaLand.

The Share Acquisition by AHPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transactions.

A copy of the Agreement is available for inspection during normal business hours at the registered office of CapitaLand at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912, for a period of three months from the date hereof.

By Order of the Board

Tan Wah Nam
Company Secretary
11 July 2003

Submitted by Tan Wah Nam, Company Secretary on 11/07/2003 to the SGX

CAPITALAND LIMITED

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "APPOINTMENT OF CHIEF INVESTMENT OFFICER"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Appointment of CIO.pd

Submitted by Jessica Lum, Assistant Company Secretary on 11/07/2003 to the SGX

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

## APPOINTMENT OF CHIEF INVESTMENT OFFICER

Further to the announcement made by The Ascott Group Limited (the "Company") on 22 May 2003, the Board of Directors wishes to announce that Mr. Vincent Ng Lui Kwang will be appointed as Chief Investment Officer of the Company with effect from 14 July 2003.

With the above appointment, the Company's Executive Management Committee will be reconstituted as from 14 July 2003, comprising the following members:-

Mr. Eugene Paul Lai Chin Look, Managing Director/Chief Executive Officer
Mr. Cameron Ong Ah Luan, Deputy Chief Executive Officer (Operations)
Mr. Stanley Ling, Chief Financial Officer
Mr. Gan Juay Kiat, Chief Corporate Officer
Mr. Vincent Ng Lui Kwang, Chief Investment Officer
Mr. Benett Theseira, Managing Director (Europe)

By order of the Board
Keong Wen Hui
Asst. Company Secretary
11 July 2003

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "DATE OF RELEASE OF 2003 HALF YEAR FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pd

Submitted by Jessica Lum, Assistant Company Secretary on 15/07/2003 to the SGX

MASNET No. 51 OF 15.07.2003
Announcement No. 55

**CAPITAMALL TRUST**

## DATE OF RELEASE OF 2003 HALF YEAR FINANCIAL RESULTS

The Board of Directors of CapitaMall Trust Management Limited ("CMTML") wishes to announce that CMTML will release the financial results for CapitaMall Trust for the half year ended 30 June 2003 on Wednesday, 16 July 2003.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
15 July 2003

Submitted by Pua Seck Guan, Chief Executive Officer, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 15/07/2003 to the SGX

## ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED, AS MANAGER OF CAPITAMALL TRUST - "2003 FIRST HALF YEAR FINANCIAL STATEMENT ANNOUNCEMENT"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), has today announced CMT's 2003 first half year financial statement.

For details, please refer to the announcement and news release posted by CMTML on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 16/07/2003 to the SGX


CapitaMall
Trust

**Embargoed for release till 5.00pm, 16 July 2003**

**CAPITAMALL TRUST**

**2003 FIRST HALF FINANCIAL STATEMENT ANNOUNCEMENT**

CapitaMall Trust (CMT) was established under a Trust Deed dated 29 October 2001 between the Manager, CapitaMall Trust Management Limited, and Bermuda Trust (Singapore) Limited as Trustee, and supplemented by a first supplemental trust deed dated 26 December 2001 and a second supplemental trust deed dated 28 June 2002.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Tampines Mall. On 26 June 2003, CMT acquired and added another property, IMM Building into its portfolio.

**For a meaningful analysis/comparison of the actual results against the forecast as stated in the Circular dated 11 June 2003, please refer to paragraph 9 specifically.**

1(a)(i) **Income statement**

| | 1H 2003 S$'000 | 1H 2002 S$'000 | Increase / (Decrease) % |
|---|---|---|---|
| Gross rental income | 41,295 | 39,668 | 4.1 |
| Car park income | 2,209 | 1,763 | 25.3 |
| Other income | 2,210 | 1,679 | 31.6 |
| **Gross revenue** | **45,714** | **43,110** | **6.0** |
| Property management fees | (1,780) | (1,734) | 2.7 |
| Property tax | (951) | (2,045) | (53.5) |
| Other property operating expenses [1] | (10,342) | (8,202) | 26.1 |
| **Property operating expenses** | **(13,073)** | **(11,981)** | **9.1** |
| **Net property income** | **32,641** | **31,129** | **4.9** |
| **Interest income** | **43** | **6** | **616.7** |
| Asset management fees | (2,648) | (2,425) | 9.2 |
| Trust expenses | (470) | (741) | (36.6) |
| **Administrative expenses** | **(3,118)** | **(3,166)** | **(1.5)** |
| **Net investment income before interest costs and tax** | **29,566** | **27,969** | **5.7** |
| Interest costs | (3,549) | (3,246) | 9.3 |
| **Net investment income before tax** | **26,017** | **24,723** | **5.2** |
| Taxation [2] | NA | (5,714) | Nm |
| **Net investment income after tax** | **26,017** | **19,009** | **Nm** |

The review of the performance can be found in paragraph 8.

*Footnotes :*

*1 Included as part of the other property operating expenses are the following:*

| | *1H 2003 S$'000* | *1H 2002 S$'000* | *Increase / (Decrease) %* |
|---|---|---|---|
| *Depreciation and amortisation* | *12* | *-* | *Nm* |
| *Allowance for doubtful debts and bad debts written off* | *105* | *4* | *2,525* |
| *Assets written off (primarily the carpark systems)* | *408* | *-* | *Nm* |

*2 Upon listing of CMT on 16 July 2002, tax transparency applies and CMT is not directly assessed to tax on its income. Accordingly, distributions are paid gross with no tax deducted at source to qualifying tax residents.*

*Nm – not meaningful*

## 1(a)(ii) Distribution statement

| | 1H 2003<br>S$'000 | 1H 2002<br>S$'000 | Increase / (Decrease)<br>% |
|---|---|---|---|
| Net investment income after tax | 26,017 | 19,009 | Nm |
| Net effect of non-tax deductible / (chargeable) items (Note A) | 1,626 | -[1] | Nm |
| **Taxable income available for distribution to unitholders** | **27,643** | **19,009** | **Nm** |
| | | | |
| *Note A* | | | |
| *Non-tax deductible / (chargeable) items* | | | |
| *- Asset management fees (performance component)* | *1,460* | - | *Nm* |
| *- Trustee's fees* | *148* | - | *Nm* |
| *- Other items* | *18* | - | *Nm* |
| *Net effect of non-tax deductible / (chargeable) items* | *1,626* | - | *Nm* |

*Footnote:*
*1 Not meaningful for 1H 2002 as it was under private trust*

*Nm – not meaningful*

1(a)(iii) Income and distribution statement – breakdown

| | 1/1/2003 to 25/6/2003 S$'000 | 26/6/2003 to 30/6/2003 S$'000 | 1H 2003 S$'000 |
|---|---|---|---|
| Gross rental income | 39,622 | 1,673 | 41,295 |
| Car park income | 2,150 | 59 | 2,209 |
| Other income | 2,169 | 41 | 2,210 |
| **Gross revenue** | **43,941** | **1,773** | **45,714** |
| Property management fees | (1,720) | (60) | (1,780) |
| Property tax | (881) | (70) | (951) |
| Other property operating expenses | (9,722) | (620) | (10,342) |
| **Property operating expenses** | **(12,323)** | **(750)** | **(13,073)** |
| **Net property income** | **31,618** | **1,023** | **32,641** |
| **Interest income** | **42** | **1** | **43** |
| Asset management fees | (2,552) | (96) | (2,648) |
| Trust expenses | (462) | (8) | (470) |
| **Administrative expenses** | **(3,014)** | **(104)** | **(3,118)** |
| **Net investment income before interest costs and tax** | **28,646** | **920** | **29,566** |
| Interest costs | (3,405) | (144) | (3,549) |
| **Net investment income** | **25,241** | **776** | **26,017** |
| Net effect of non-tax deductible / (chargeable) items | 1,579 | 47 | 1,626 |
| **Taxable income available for distribution to unitholders** | **26,820** | **823** | **27,643** |
| **Distribution per unit** | **3.62¢** [1] | | |

*Footnotes:*
*1 As stated in the Circular to unitholders dated 11 June 2003, the distribution from 1 January 2003 to 25 June 2003 (advanced distribution) will be paid to unitholders who were registered as unitholders on the Transfer Books and Register of Unitholders of CMT as of 24 June 2003. Please see paragraph 11 for more details on the advanced distribution.*

1(b)(i) **Balance sheet**

**As at 30/6/2003 vs 31/12/2002**

| | 30/6/2003<br>S$'000 | 31/12/2002<br>S$'000 | Increase / (Decrease)<br>% |
|---|---|---|---|
| **Non-current assets** | | | |
| Plant & equipment | 104 | 80 | 30.0 |
| Investment properties | 1,224,155[1] | 935,000 | 30.9 |
| Total non-current assets | 1,224,259 | 935,080 | 30.9 |
| | | | |
| **Current assets** | | | |
| Trade & other receivables | 3,503[2] | 2,173 | 61.2 |
| Cash & cash equivalents | 57,822[3] | 52,969[4] | 9.2 |
| Total current assets | 61,325 | 55,142 | 11.2 |
| | | | |
| **Less current liabilities** | | | |
| Trade & other payables | 40,746[5] | 19,183 | 112.4 |
| Provisions for taxation | 367 | 367 | - |
| Total current liabilities | 41,113 | 19,550 | 110.3 |
| | | | |
| **Net current assets** | **20,212** | **35,592** | **(43.2)** |
| | | | |
| **Less non-current liabilities** | | | |
| Interest bearing loan | 325,000[6] | 200,000 | 62.5 |
| Other non-current liabilities | 17,982[7] | 9,452 | 90.3 |
| Total non-current liabilities | 342,982 | 209,452 | 63.8 |
| | | | |
| **Net assets** | **901,489** | **761,220** | **18.4** |
| | | | |
| **Unitholders' funds** | **901,489** | **761,220** | **18.4** |

*Footnotes:*

*1 The increase is due to the purchase of IMM Building which was completed on 26 June 2003. IMM Building is stated at the market valuation of S$280.0 million based on valuation dated 1 February 2003. The existing 3 properties are stated at valuation dated 1 December 2002 plus subsequent capital expenditure up to 30 June 2003. An independent valuation will be performed for all 4 properties at year ending 31 December 2003.*

*2 The increase is due to payment of utilities deposits for IMM Building, prepayment of insurance and property tax and higher trade receivables.*

*3 This includes the funds required to pay the distributable income for the period of 1 January 2003 to 25 June 2003 (advanced distribution) of S$26.8 million which will be distributed on 28 July 2003.*

*4 This includes the funds required to pay the distributable income for the period of 16 July 2002 to 31 December 2002 (5.5 months) of S$25.0 million which was distributed in February 2003.*
*5 The higher amount is due to security deposits received from the tenants of IMM Building, payables for asset enhancement works at Tampines Mall and Junction 8 and accrued issuing expenses and fees payable in respect of the acquisition of IMM Building.*
*6 An additional loan of S$125.0 million was taken to part finance the acquisition of IMM Building.*
*7 The increase is mainly due to the security deposits received from tenants of IMM Building whose leases expire after 30 Jun 2004.*

**1(b)(ii) Aggregate amount of borrowings and debt securities**

| | 30/6/2003 S$'000 | 31/12/2002 S$'000 |
|---|---|---|
| **Secured borrowings** | | |
| Amount repayable in one year or less, or on demand | - | - |
| Amount repayable after one year | 325,000[1] | 200,000 |
| | 325,000 | 200,000 |

*Footnotes:*
*1 An additional S$125.0 million 7-year term loan was drawndown on 26 June 2003 to part finance the acquisition of IMM Building.*

**Details of any collateral**

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties

1(c) Cash flows statement

| | 1H 2003 S$'000 | 1H 2002 S$'000 |
|---|---|---|
| **Operating activities** | | |
| Net investment income before tax | 26,017 | 24,723 |
| Adjustments for interest income, interest expense, depreciation and asset management fee paid in units, provision for doubtful debts & write-off of carpark system | 5,491 | 3,243 |
| Change in working capital | 12,554 | 7,279 |
| Tax paid | - | (81) |
| **Cash generated from operating activities** | **44,062** | **35,164** |
| **Investing activities** | | |
| Interest received | 44 | 6 |
| Purchase of investment property, plant and equipment and subsequent expenditure | (258,693) | (972) |
| **Cash flows from investing activities** | **(258,649)** | **(966)** |
| **Financing activities** | | |
| Proceeds from issue of new units | 128,186 | - |
| Establishment, issue and financing expenses | (5,264) | (2,176) |
| Interest bearing borrowings | 125,000 | - |
| Distribution to unitholders | (24,963) | (18,990) |
| Interest paid | (3,519) | (2,580) |
| **Cash flows from financing activities** | **219,440** | **(23,746)** |
| **Increase in cash and cash equivalent** | **4,853** | **10,452** |
| **Cash and cash equivalent at beginning of period** | **52,969** | **18,477** |
| **Cash and cash equivalent at end of period** | **57,822** | **28,929** |

## 1(d)(i) Statement of changes in unitholders' funds

**As at 30/6/2003 vs 30/6/2002**

| | 1H 2003 S$'000 | 1H 2002 S$'000 |
|---|---|---|
| **Balance as at beginning of period** | **761,220** | **720,000** |
| **Operations** | | |
| Net investment income after tax | 26,017 | 19,009 |
| Net appreciation on revaluation of investment property | 15,583 | - |
| **Net increase in net assets resulting from operations** | **41,600** | **19,009** |
| **Unitholders' transactions** | | |
| Creation of units | | |
| - proceeds from placement | 128,186[1] | - |
| - management fee paid in units | 1,406 | - |
| Establishment, issue and financing expenses | (5,960)[2] | (3,859) |
| Distribution to unitholders | (24,963)[3] | (19,217) |
| **Net increase in net assets resulting from unitholders' transactions** | **98,669** | **(23,076)** |
| **Balance as at end of period** | **901,489** | **715,933** |

*Footnote:*
*1 New units of 119.8 million were issued on 26 June 2003 to part finance the acquisition of IMM Building.*
*2 This comprises mainly the underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercise for the acquisition of IMM Building.*
*3 Distribution income for the period of 16 July 2002 to 31 December 2002 paid in February 2003.*

## 1(d)(ii) Details of any change in the units

| | 1H 2003 Units | 1H 2002 Units |
|---|---|---|
| **Balance as at beginning of period** | **738,560,948** | **720,000,000** |
| Issue of new units : | | |
| - As payment of asset management fees [1] | 1,357,723 | - |
| - For acquisition of IMM Building [2] | 119,800,000 | - |
| **Balance as at end of period** | **859,718,671** | **720,000,000** |

*Footnote:*
*1 These are the performance component of the asset management fees for Q4 2002 and Q1 2003 which were issued in January 2003 and April 2003 respectively. The payment by units is not applicable for 1H 2002 as it is only effective from listing date on 17 Jul 2002.*
*2. These are the new units issued to part finance the acquisition of IMM Building on 26 June 2003.*

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 ***Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)***

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the period ended 31/12/2002.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

In computing the EPU , the weighted average number of units as at the end of each period is used for the computation.
In computing the DPU, the number of units as at end of each period is used.

| | 25 Jun 2003 | 30 Jun 2003 | 1H 2003 | 1H 2002 |
|---|---|---|---|---|
| Weighted average nunber of units in issue | 739,367,447 | 742,672,892 | 742,672,892 | 720,000,000 |
| Number of units in issue at end of period | 739,918,671 | 859,718,671 | 859,718,671 | 720,000,000 |

*The diluted EPU and diluted DPU are the same as the basic EPU and DPU respectively as there are no dilutive instruments in issue during the period.*

| | 1/1/03 to 25/6/03 | 26/6/03 to 30/6/03 | 1H 2003 | 1H 2002 [1] |
|---|---|---|---|---|
| **Earnings per unit ("EPU") [1]** | | | | |
| Based on weighted average number of units in issue | 3.41¢ | 0.10¢ | 3.50¢ | 2.64¢ |
| Based on fully diluted basis | 3.41¢ | 0.10¢ | 3.50¢ | 2.64¢ |
| **Distribution per unit ("DPU") [1]** | | | | |
| Based on the number of units in issue at end of period | 3.62¢ | 0.10¢ | 3.22¢ | 2.64¢ |
| Based on fully diluted basis | 3.62¢ | 0.10¢ | 3.22¢ | 2.64¢ |

*Footnote:*
*1 For 1H 2002, the EPU and DPU are based on net investment income after tax.*

7 **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

| | 30/6/2003 | 31/12/2002 |
|---|---|---|
| **NAV per unit** | $1.05 | $1.03 |
| **Adjusted NAV per unit (excluding the distributable income)** | $1.02 | $1.00 |

8 **Review of the performance**

| | Q2 2003<br>S$'000 | Q1 2003<br>S$'000 | 1H 2003<br>S$'000 | 1H 2002<br>S$'000 |
|---|---|---|---|---|
| **Income statement** | | | | |
| Gross revenue | 22,333 | 23,381 | 45,714 | 43,110 |
| Property operating expenses | (5,741) | (7,332) | (13,073) | (11,981) |
| Net property income | 16,592 | 16,049 | 32,641 | 31,129 |
| Other income | 18 | 25 | 43 | 6 |
| Administrative expenses | (1,558) | (1,560) | (3,118) | (3,166) |
| Interest costs | (1,802) | (1,747) | (3,549) | (3,246) |
| **Net investment income before tax** | **13,250** | **12,767** | **26,017** | **24,723** |

| | Q2 2003<br>S$'000 | Q1 2003<br>S$'000 | 1H 2003<br>S$'000 | 1H 2002<br>S$'000 |
|---|---|---|---|---|
| **Distribution statement** | | | | |
| Net investment income before tax | 13,250 | 12,767 | 26,017 | 24,723 |
| Net effect of non-tax deductible / (chargeable) items | 823 | 803 | 1,626 | - [1] |
| Taxation | - | - | - | (5,714) [2] |
| **Taxable income available for distribution to unitholders** | **14,073** | **13,570** | **27,643** | **19,009** |

*Footnote:*
*1 Not meaningful for 1H 2002 as it was under private trust.*
*2 As 1H 2002 was under the private trust, tax transparency did not apply.*

**Q2 2003 vs Q1 2003**

Gross revenue for Q2 2003 was S$22.3 million, or $1.1 m lower than Q1 2003, mainly because we have given rebates of $0.9 million to our tenants. If we exclude these rebates, the gross revenue would be $23.2 million which is only marginally lower than Q1 2003. Property operating expenses for Q2 2003 is S$5.7 million, a decrease of S$1.6 million from Q1 2003. The lower operating expenses were mainly due to the recognition of the property tax rebates for 1st half 2003 and property tax credits, offset by the higher tenancy works and advertising and promotion expenses incurred in the repositioning of Funan The IT Mall to strengthen its tenancy and retail mix.

**1H 2003 vs 1H 2002**

Gross revenue for the period was S$45.7 million, net of the rebates of S$0.9 million given to the tenants. This is an increase of S$2.6 million from 1H 2002. The higher revenue was mainly due to the higher average rental rates achieved by all the properties on new and renewal leases. Car park income and the other income initiatives also contributed to the increase as we brought in more new kiosks, kiddy rides, advertising panels and signages.

Property operating expenses for the period was S$13.1 million, an increase of S$1.1 million from 1H 2002. The higher operating expenses were due to the higher tenancy and advertising and promotion expenses incurred in repositioning the malls (S$1.6m), write-off of the old carpark systems (S$0.4m) in all the existing 3 malls following the implementation of the Electronic Pricing System (EPS) in all the malls' carparks and higher maintenance and related expenses (S$0.6m). These higher expenses were offset by higher property tax rebates (S$1.1m) and property tax credits and lower consultancy fee (S$0.5m). Property tax rebates for 1H2003 were higher than 1H2002 due to the change in basis from global assessment to individual account assessment.

Interest costs were S$3.5 million for the period, S$0.3 million higher than 1H 2002. CMT refinanced its bridging loan at end of February 2002.

## 9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

### 9(i) Income and distribution statement for the period of 1 January 2003 to 25 June 2003

| | Actual<br>S$'000 | Forecast [1]<br>S$'000 | Increase / (Decrease)<br>% |
|---|---|---|---|
| Gross rental income | 39,622 | 40,644 | (2.5) |
| Car park income | 2,150 | 2,151 | (0.1) |
| Other income | 2,169 | 1,538 | 41.0 |
| **Gross revenue** | **43,941** | **44,333** | **(0.9)** |
| Property management fees | (1,720) | (1,726) | (0.4) |
| Property tax | (881) | (2,846) | (69.0) |
| Other property operating expenses | (9,722) | (8,560) | (13.6) |
| **Property operating expenses** | **(12,323)** | **(13,132)** | **(6.2)** |
| **Net property income** | **31,618** | **31,201** | **1.3** |
| Interest income | 42 | 120 | (65.0) |
| Asset management fees | (2,552) | (2,441) | 4.6 |
| Trust expenses | (462) | (840) | (45.0) |
| **Administrative expenses** | **(3,014)** | **(3,281)** | **(8.1)** |
| **Net investment income before interest costs and tax** | **28,646** | **28,040** | **2.2** |
| Interest costs | (3,405) | (3,598) | (5.4) |
| **Net investment income before tax** | **25,241** | **24,442** | **3.3** |
| Net effect of non-tax deductible / (chargeable) items | 1,579 | 1,267 | 24.6 |
| **Taxable income available for distribution to unitholders** | **26,820** | **25,709** | **4.3** |
| | | | |
| **Distribution per unit (in cents)** | | | |
| ***For the period*** | 3.62¢ | 3.47¢ | 4.3 |
| **Annualised** | 7.51¢ | 7.20¢ | 4.3 |

*Footnote:*
*1 The forecast is derived by taking the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties (excluding IMM Building) for 2003 less the June to December 2003 forecast plus pro-rated 25 days of June to December 2003 forecast.*

9(ii) **Income and distribution statement for the period of 26 June 2003 to 30 June 2003**

| | Actual S$'000 | Forecast [1] S$'000 | Increase / (Decrease) % |
|---|---|---|---|
| Gross rental income | 1,673 | 1,657 | 1.0 |
| Car park income | 59 | 54 | 9.3 |
| Other income | 41 | 41 | - |
| **Gross revenue** | **1,773** | **1,752** | **1.2** |
| Property management fees | (60) | (66) | (9.1) |
| Property tax | (70) | (235) | (70.2) |
| Other property operating expenses | (620) | (416) | 49.0 |
| **Property operating expenses** | **(750)** | **(717)** | **4.6** |
| **Net property income** | **1,023** | **1,035** | **(1.2)** |
| Interest income | 1 | 3 | (66.7) |
| Asset management fees | (96) | (93) | 3.2 |
| Trust expenses | (8) | (25) | (68.0) |
| **Administrative expenses** | **(104)** | **(118)** | **(11.9)** |
| **Net investment income before interest costs and tax** | **920** | **920** | **-** |
| Interest costs | (144) | (167) | (13.8) |
| **Net investment income before tax** | **776** | **753** | **3.1** |
| Net effect of non-tax deductible / (chargeable) items | 47 | 37 | 27.0 |
| **Taxable income available for distribution to unitholders** | **823** | **790** | **4.2** |
| **Distribution per unit (in cents)** | | | |
| **For the period** | 0.10 | 0.09 | Nm |
| **Annualised** | Nm | Nm | Nm |

*Footnote:*
*1 The forecast is based on the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties for June to December 2003 pro-rated for 4 days in June 2003.*

9(iii) **Breakdown of gross revenue**

| | Actual 1H 2003 S$'000 | Forecast [1] 1H 2003 S$'000 | Increase / (Decrease) % |
|---|---|---|---|
| Tampines Mall | 21,887 | 21,510 | 1.8 |
| Junction 8 | 13,879 | 13,746 | 1.0 |
| Funan The IT Mall | 10,329 | 10,337 | (0.1) |
| IMM Building | 520 | 492 | 5.7 |
| **Gross revenue** | **46,615** | **46,085** | **1.2** |
| Less : Rebate to tenants | (901) | - | NA |
| **Gross revenue** | **45,714** | **46,085** | **(0.8)** |

*Footnote:*
*1 The forecast is based on the forecast shown in the circular to unitholders dated 11 June 2003 and derived as follows:*
*a) For all the properties (excluding IMM Building) –the forecast is derived by taking the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties (excluding IMM Building) for 2003 less the June to December 2003 forecast plus pro-rated 1 month of June to December 2003 forecast.*
*b) For IMM Building – the pro-rated June to December 2003 forecast (4 days only as IMM Building was acquired by CMT on 26 June 2003)*

9(iv) **Breakdown of net property income**

| | Actual 1H 2003 S$'000 | Forecast [1] 1H 2003 S$'000 | Increase / (Decrease) % |
|---|---|---|---|
| Tampines Mall | 16,491 | 16,108 | 2.4 |
| Junction 8 | 9,845 | 9,687 | 1.6 |
| Funan The IT Mall | 6,038 | 6,206 | (2.7) |
| IMM Building | 267 | 235 | 13.6 |
| **Net property income** | **32,641** | **32,236** | **1.3** |

*Footnote:*
*1 The forecast is based on the forecast shown in the circular to unitholders dated 11 June 2003 and derived as follows:*
*a) For all the properties (excluding IMM Building) – the forecast is derived by taking the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties (excluding IMM Building) for 2003 less the June to December 2003's forecast plus pro-rated 1 month of June to December 2003 forecast.*
*b) For IMM Building – the pro-rated June to December 2003 forecast (4 days only as IMM Building was acquired by CMT on 26 June 2003)*

9(v) **Review of the performance (for the period of 1 January 2003 to 25 June 2003)**

Actual gross revenue for the period was S$43.9 million, net of the rebates of S$0.9 million granted to the tenants. This is 1.2% higher than the forecasted revenue which has not factored in the rebates.

On the whole, property operating expenses were lower than forecast by S$0.8. million. This was mainly due to the actual savings for property tax with the recognition of the 1st half 2003

rebates granted by the government and property tax credits. However, S$1.1 million had been channelled to Funan The IT Mall for its repositioning, including tenancy works and additional advertising and promotion expenses. Also, there was an asset write-off of S$0.4 million for the old car-park systems in all the 3 existing malls following the implementation of the EPS in all the 3 carparks.

Interest costs were lower by S$0.2 million due to the lower interest rates achieved versus the forecast.

## 10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

In general, retail sales in Singapore suffered a drop in the month of April and May 2003 during the outbreak of the Severe Acute Respiratory Syndrome (SARs). For the CMT malls, SARs has caused the shopper traffic to dip by an average of 10% during the first two weeks of April 2003. But shopper traffic soon returned to the pre-SARs level following measures taken by government and all business and retail outlets to contain the spread of SARS. The Great Singapore Sale in June 2003 also generates good retail sales for the retailers. It is expected that the retail sales for the next 6 months will remain steady given that Singapore has been declared a SARs-free nation.

### Outlook for 2003

Given the actual performance for the first half of 2003, the manager of CMT is optimistic to deliver the 2003 annualized distribution per unit forecast of 8.04 cents (as stated in the circular to unitholders dated 11 June 2003) for the period after the acquisition of IMM Building, barring any unforeseen circumstances.

## 11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period?

| | |
|---|---|
| Name of distribution | : Advanced distribution for 1 January 2003 to 25 June 2003 |
| Distribution type | : Income |
| Distribution rate | : 3.62 cents per unit |
| Par value of units | : Not meaningful |
| Tax rate | : Qualifying investors will receive pre-tax distributions and pay tax on the distributions at their own marginal rate subsequently. Investors using CPF funds and SRS funds will also receive pre-tax distributions. These distributions are tax exempt. All other investors will receive their distributions after deduction of tax at the rate of 22%. |
| Remarks | : In the Circular to unitholders dated 11 June 2003, it was stated that the manager's expectation of the distribution per unit will be between 3.59 cents and 3.69 cents per unit, and no less than 3.59 cents per unit. |

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period?

Nil

11(c) Date payable

28 July 2003

11(d) Book closure date

Registrable Transfers received up to 5.00 p.m. on 24 June 2003 will be registered before entitlements to the distribution are determined.

**12 If no distribution has been declared/recommended, a statement to that effect**

NA

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(as Manager of CapitaMall Trust)

Winnie Tan

Company Secretary

16 July 2003



**NEWS RELEASE**

**16 July 2003**

**For Immediate Release**

# CMT 1H2003 distribution exceeds forecast by 4.3%[1]

## Unitholders to receive Distribution Per Unit of 3.62¢

***Singapore, 17 July 2003*** – CapitaMall Trust Management Limited (CMTML), the manager of CapitaMall Trust (CMT), is pleased to announce that the distributable income to unitholders for the period of 1 January 2003 to 25 June 2003 is S$26.8 million, an increase of S$1.1 million over the forecast[2]. Distribution Per Unit (DPU) is 3.62¢, higher than the minimum DPU of 3.59¢ as stated by the manager in the recent circular. With this DPU, the annualised distribution yield is 7.09% based on pre-IMM trading price of S$1.06.

Given the actual performance for the first half of 2003, CMTML is optimistic to deliver the 2003 annualized DPU forecast of 8.04¢ (as stated in the circular to unitholders dated 11 June 2002) for the period after the acquisition of IMM Building, barring any unforeseen circumstances.

Said Mr Pua Seck Guan, CEO of CMTML, "CMT continues to deliver strong and sustained positive performance to unitholders. This is testament not only to the inherent quality of CMT's assets, but also to the pro-active efforts of the management team."

**Repositioning of Funan The IT Mall**

On the back of these strong results, CMTML are in the process of refining and strengthening the tenancy and retail mix at Funan The IT Mall. While maintaining the IT focus, complementary uses and more food and beverage (F&B) outlets are being introduced on levels 4 and 5 of the mall to complete the retail offer. The manager has started a process to replace selected tenants on lease expiry with preferred trades to enhance the tenancy and retail mix. At the same time, they are improving

[1] 1H2003 refers to the period 1 Jan to 25 Jun 2003 (i.e. one day prior to the acquisition of IMM Building).

[2] Forecast as stated in the circular to unitholders dated 11 June 2003.

82-4507

the tenants' profile by focusing on more established tenants and brand-name retail stores and F&B outlets. New tenants secured include Sony Square, Cold Storage Supermarket, Food Junction Foodcourt, as well as Swensen's, Japanese restaurant outlets Ajisen and Sakae Sushi, and home-grown kaya toast coffeestall Ya Kun. Committed tenancy remains strong, at 97.8%.

Said Mr Pua, "CMT has achieved strong results even in the midst of carrying out the extensive repositioning work in Funan The IT Mall. We believe that going forward, with these changes in place, Funan will provide unitholders with stronger income stream in the future."

**IMM Building Acquisition**

Added Mr Pua, "CMT has also recently acquired IMM Building, another prime suburban property. The acquisition of this suburban mall in the western part of Singapore strengthens CMT's income stream, and increases its geographical diversification to cater to different tenancy demands in Singapore. Going forward, the addition of IMM Building to our portfolio will not only improve earnings, but also provide exciting growth opportunities for unitholders."

## Summary of CMT Results
**(Reporting period 1 Jan to 25 Jun 2003)**

| | Actual | Forecast[1] | Change (%) |
|---|---|---|---|
| Gross revenue (S$'000) | 43,941[2] | 44,333 | (0.9) |
| Net property income (S$'000) | 31,618 | 31,201 | 1.3 |
| Distributable income to unitholders (S$'000) | 26,820 | 25,709 | 4.3 |
| DPU (cents) | | | |
| - For the period | 3.62 | 3.47 | 4.3 |
| - 2003 annualised forecast | 7.51 | 7.20 | 4.3 |
| Annualised distribution yield | | | |
| - Based on S$1.06 (pre-IMM) | 7.09% | 6.80% | 4.3 |

*Footnotes:*

*1 Forecast as stated in the circular to unitholders dated 11 June 2003.*
*2 The gross revenue is net of rebates of S$0.9 million given to the tenants during the SARs period.*

## Unit Price Performance

CMT's unit price has grown steadily since IPO in July 2002, closing at S$1.17 on 11 July 2003, or 21.9% above the IPO price of S$0.96. CMT's unit price performance continues to outperform other broader indices like the Straits Times Index and the

82-4507

Singapore Property Equities Index, which have fallen by 2.6% and 3.3% respectively over the same period.

## About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 400 leases from local and international tenants, which, with the addition of IMM Building to the CMT portfolio, increases to over 900 leases. It has a portfolio of four major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8, Funan The IT Mall and IMM Building. CMT has performed well and exceeded initial forecasts for the first half of 2003.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Visit CMT's website at www.capitamall.com for more details.

---

Issued by CapitaMall Trust Management Limited

For media enquiries, please contact:
Julie Ong, DID: 68233541; Email: julie.ong@capitaland.com.sg
John Teo, DID: 68233213; Email: john.teo@capitaland.com.sg


CapitaMall
Trust
1st Half 2003
Results Presentation
CapitaMall
Trust
16 July 2003

## Disclaimers

**This presentation is focused on comparing actual results versus forecasts as stated in the CMT Circular to unitholders dated 11 June 2003. This shall be read in conjunction with Paragraph 9 of CMT 1H2003 Financial Statement Masnet announcement.**

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

# CMT continues to outperform market

CMT exceeded the 1H 2003 forecast distribution by 4.3%

| Reporting period 1 Jan - 25 Jun 2003 | 1H2003 Actual | vs. | 1H2003 Forecast* | | Change |
|---|---|---|---|---|---|
| Distributable income | S$26.8 mil | | S$25.7 mil | + | 4.3% |
| Distribution per unit | 3.62¢# | | 3.47¢ | + | 4.3% |
| Annualised distribution per unit | 7.51¢ | | 7.20¢ | + | 4.3% |
| Annualised distribution yield (based on S$1.06 per unit (pre-IMM) | 7.09% | | 6.79% | + | 4.3% |
| Rental rates for expiring leases: (1 Jan - 25 Jun 2003) | | | | | |
| • Achieved vs preceding rents | | | | + | 14.8% |
| • Achieved vs Forecast | | | | + | 6.7% |

* Based on forecast shown in the circular to unitholders dated 11 June 2003 for all the properties (excluding IMM Building) for the 5 months period plus pro-rated June 2003 forecast.

# Manager's expectation of the distribution per unit, as stated in the circular to unitholders dated 11 June 2003 is within the range of 3.59¢ to 3.69¢ and no less than 3.59¢.

# Track record of strong total returns

CMT's unit price has grown 20% since listing, displaying low price volatility


CMT Unit Price Performance since IPO
(16Jul02 - 30Jun03)
Based on 30 June 03 closing
CMT + 19.8%
STI - 8.7%
SESPROP - 11.5%
% Change
24
20
16
12
8
4
0
-4
-8
-12
-16
-20
-24
-28
-32
CMT
SESPROP
2002
2003
16-Aug
16-Sep
16-Oct
16-Nov
16-Dec
16-Jan
16-Feb
16-Mar
16-Apr
16-May
16-Jun

Source: Bloomberg
Note: STI = Straits Times Index, SESPROP = Singapore Property Equities Index

- Delivered annualised yield of more than 7%
- Outperformed 2002/2003 forecast DPU
- Outperformed broader equity market indices
- Capital growth of 20% since IPO

# Distribution statement

| 1 January 2003 to 25 June 2003 | Actual S$'000 | Forecast* S$'000 | Variance (%) |
|---|---|---|---|
| Gross Revenue | 43,941# | 44,333 | (0.9) |
| Less property expenses | (12,323) | (13,132) | (6.2) |
| Total net property income | 31,618 | 31,201 | 1.3 |
| Interest Income | 42 | 120 | (65.0) |
| Administrative expenses | (3,014) | (3,281) | (8.1) |
| Net interest expenses | (3,405) | (3,598) | (5.4) |
| Net income before tax | 25,241 | 24,442 | 3.3 |
| Non-tax deductible (chargeable) items | 1,579 | 1,267 | 24.6 |
| Net distributable income to unitholders | 26,820 | 25,709 | 4.3 |
| Distribution per unit (in cents) for period | 3.62 ¢ | 3.47 ¢ | 4.3 |
| Annualised distribution per unit (in cents) | 7.51 ¢ | 7.20 ¢ | 4.3 |

* Based on forecast shown in the circular to unitholders dated 11 June 2003 for all the properties (excluding IMM Building) for the 5 months period plus pro-rated June 2003 forecast.

# Gross revenue for the period is net of rebates of S$0.9 million given to the tenants during the SARs period.

# Balance sheet

| *As at 30 June 2003* | S$'000 |
|---|---|
| Investment Properties | 1,224,259 |
| Current Assets | 61,325 |
| Total Assets | 1,285,584 |
| Current Liabilities | 41,113 |
| Non Current Liabilities | 342,982 |
| *Less* Total Liabilities | 384,095 |
| Net Assets | 901,489 |
| Unitholders' Funds | 901,489 |
| Units in Issue | 859,719 |

*As at 30 June 2003*

| | |
|---|---|
| Net Asset Value Per Unit (30 Jun 03) | S$1.05 |
| Adjusted Net Asset Value Per Unit (excluding distributable income) | S$1.02 |
| Price as at 30 Jun 03 | S$1.15 |
| Premium to Adjusted NAV | 13% |

## Summary of renewals / new leases

| As at 30 June 2003 | No of Leases | Net Lettable Area: Area (sq ft) | Net Lettable Area: % of total | Increase over: Prospectus* (%) | Increase over: Preceding Rent (%) |
|---|---|---|---|---|---|
| Tampines Mall | 14 | 11,238 | 3.6 | 13.9 | 23.0 |
| Junction 8 | 23 | 45,439 | 18.3 | 9.6 | 16.0 |
| Funan The IT Mall | 58 | 38,712 | 4.9 | 0.6 | 9.6 |
| CapitaMall Trust Portfolio* | 95 | 95,388 | 11.7 | 6.7 | 14.8 |

*Based on IPO prospectus forecast dated 28 June 2002.


Gross turnover & lease step-ups
% of total portfolio tenants
100%
80%
60%
40%
20%
0%
66.7%
36.0%
51.4%
24.6%
Tenants with Lease Step-Ups
Tenants Paying GTO
without IMM
with IMM
* IMM Building was acquired on 26 June 2003
No. of tenants
400
300
200
100
0
80%
97%
354
314
242
242
As at Jun 03 (with IMM)
As at Apr 02
As at Jun 03 (without IMM)

## Portfolio lease expiry profile

As at 30 Jun 2003
(including IMM)

| | No. of Leases | Net Lettable Area | | Gross Rental Income | |
|---|---|---|---|---|---|
| | | Sq. ft. | % of total | S$'000 | % of total |
| Rest of 2003 | 135 | 289,471 | 17.1% | 1,919 | 17.5% |
| 2004 | 269 | 481,788 | 28.4% | 3,594 | 32.9% |
| 2005 | 148 | 449,312 | 26.5% | 2,997 | 27.4% |
| 2006 | 125 | 150,805 | 8.9% | 1,723 | 15.8% |

## 2003 portfolio lease expiry profile

As at 30 Jun 2003
(including IMM)

| | No. of Leases | Net Lettable Area | | Gross Rental Income | |
|---|---|---|---|---|---|
| | | Sq. ft. | % of total | S$'000 | % of total |
| Tampines Mall | 8 | 16,189 | 5.1% | 203 | 6.1% |
| Junction 8 | 29 | 60,011 | 24.1% | 437 | 20.0% |
| Funan The IT Mall | 47 | 63,818 | 25.4% | 375 | 24.6% |
| IMM Building | 51 | 149,453 | 17.0% | 904 | 23.2% |
| Total | 135 | 289,471 | 17.1% | 1,919 | 17.5% |

→ 95.8% of gross rental income for 2003 has been locked in by committed leases

# Asset enhancement update(1)

Summary of Tampines Mall Asset Enhancements as at 30 June 2003*

| | Net Lettable Area (sf) | Capital Expenditure | Start Date | Completion Date |
|---|---|---|---|---|
| IPO | 8,006 | S$5.9M | 2004 | 2005 |
| Revised | 8,202 | S$5.9M | Mar 2003 | Nov 2003 |

100% commitment secured for all 7 units.

| | |
|---|---|
| Gross Revenue (net of rental loss from decanted spaces) | S$1.7M pa |
| Net Property Income | S$1.1M pa |
| Return On Investment | 19% |
| Capital Value (assumed at 7% capitalization rate) | S$15.7M |
| Increase in Capital Value | S$9.8M |

* Based on Manager's forecasts

# Asset enhancement update(2)

Summary of Junction 8 Asset Enhancements as at 30 June 2003*

| | Net Lettable Area (sf) | Capital Expenditure | Start Date | Completion Date |
|---|---|---|---|---|
| IPO | 51,652 | S$21.5M | 2003 | 2004 |
| Revised | 74,434 | S$27.0M | | |
| Phase 1 | | S$15.5M | May 2003 | Nov 2003 |
| Phase 2 | | S$11.5M* | Jan 2004 | Dec 2004 |

100% commitment secured for all 26 units in Basement 1.

| | |
|---|---|
| Gross Revenue (net of rental loss from decanted space) | S$4.8M pa |
| Net Property Income | S$3.9M pa |
| Return On Investment | 14% |
| Capital Value (assumed at 7% capitalization rate) | S$55.7M |
| Increase In Value (net of investment cost) | S$28.7M |

* Based on Manager's forecasts

## Repositioning of Funan

- Refining and strengthening of tenancy and retail mix in progress
- While still maintaining IT focus, complementary uses and more food & beverage outlets are introduced to complete the retail offer
- Focusing on more established tenants and brand-name retail stores and F&B outlets

Tenants secured include:

Cold Storage supermarket
Food Junction foodcourt
Sony Square electronics
Ajisen noodle house
Sakae Sushi
Ya-kun home-grown kaya toast coffeestall
Swensen's


CapitaMall
Trust
Thank You

# Contact information

**For media enquiries, please contact:**
Julie Ong, DID: 68233541, Email: julie.ong@capitaland.com.sg

**For analyst enquiries, please contact:**
John Teo, DID: 68233213, Email: john.teo@capitaland.com.sg

**CapitaMall Trust Management Limited**
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Fax: (65)-6536 3884

http://www.capitamall.com


CapitaMall
Trust

CAPITALAND LIMITED

## PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITALAND CHINA HOLDINGS PTE LTD - "CAPITALAND SELLS 70% OF UNITS LAUNCHED AT LA CITE. CLINCHES AWARD AS SHANGHAI'S MOST POPULAR RESIDENTIAL DEVELOPMENT"

CapitaLand Limited's subsidiary, CapitaLand China Holdings Pte Ltd ("CCH"), has today issued a press release on the above matter. Attached CCH's press release is for information.

press release.pdf

Submitted by Tan Wah Nam, Company Secretary on 16/07/2003 to the SGX



CapitaLand China Holdings Group
6F Pidemco Tower, 318 Fuzhou Road, Shanghai 200001, PRC
Tel: 8621-63913333 Fax: 8621-63912716

凯德置地中国控股集团
上海市福州路 318 号百腾大厦 6 楼
电话：63913333 传真：63912716

For Immediate Release
16 July 2003

**PRESS RELEASE**

## CapitaLand sells 70% of units launched at La Cité (莱诗邸)

***Clinches award as Shanghai's most popular residential development***

**Shanghai, 16 July 2003** – CapitaLand China has sold 70% of 230 units released at La Cité to-date. The 724-unit condominium in Xuhui District, Shanghai, has been popular with homebuyers since it was first launched in mid May. The 23 units released were snapped up within a week. Two additional blocks, comprising 207 units, were subsequently launched in response to strong demand. The units, which are fully fitted, are priced at an average of RMB 12,500 per square metre.

The condominium was recently conferred a Gold Award for "Most popular residential development in Shanghai 2003" for the high-mid market segment. The annual competition drew some 200 entries this year. The event was organised by Shanghai Morning Post and Shanghai Evening Post, and coordinated by Shanghai Real Estate Committee and Shanghai Real Estate Economics Association. La Cité won the award based on its strong sales performance, design and popularity amongst residents in Shanghai.

CEO of CapitaLand China Lim Ming Yan said: "We are delighted with the strong sales for La Cité, and also winning the most popular residential development award in Shanghai for 2003. This is testament that we have the right product with



CapitaLand China Holdings Group
6F Pidemco Tower, 318 Fuzhou Road, Shanghai 200001, PRC
Tel: 8621-63913333 Fax: 8621-63912716

凯德置地中国控股集团
上海市福州路 318 号百腾大厦 6 楼
电话：63913333 传真：63912716

the right attributes, and that we are reaching out to the right niche market. Xuhui District is the choice residential area for the growing number of working professionals in Shanghai. La Cité was designed and priced to tailor to the lifestyles and affordability of this group of discerning buyers. Given their keen interest for this development, we expect to launch at least another 200 units before the end of 2003."

Background

La Cité is located in Xuhui District, in the heart of the vibrant Xujiahui area which is synonymous with shopping, entertainment and commercial activities. The condominium sits on Nandan East Road, off Caoxi North Road, and is conveniently near the MRT station and shopping malls such as Grand Gateway, Huijin Department Mall and Metro City.

Designed along contemporary lines, La Cité comprises nine blocks ranging from nine to 33 storeys. Buyers have a choice of one- to four-bedroom unit types. Each unit is fully fitted, and has floor-to-ceiling windows offering views of the condominium's landscaped gardens.

Residents at La Cité will enjoy condominium facilities, including a gymnasium, tennis court, clubhouse, children's playground, mini golf putting green, and a range of fitness facilities. La Cité is expected to receive its Temporary Occupation Permit in end 2005.



**CapitaLand China Holdings Group**
6F Pidemco Tower, 318 Fuzhou Road, Shanghai 200001, PRC
Tel: 8621-63913333 Fax: 8621-63912716

凯德置地中国控股集团
上海市福州路 318 号百腾大厦 6 楼
电话：63913333 传真：63912716

About CapitaLand China

CapitaLand China Holdings is a developer of premier homes and quality commercial properties in a number of Chinese cities including Shanghai, Beijing, Xiamen and Wuhan. CapitaLand China's investments in both the residential as well as commercial segments of the real estate market amount to approximately US$600 million. Given its scale, scope of services and geographic spread, the company's core assets are its people – a strong international management team and a dedicated professional staff. CapitaLand China believes in developing the best people to deliver the best products and services.

CapitaLand China Holdings is the wholly owned subsidiary of CapitaLand Limited. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in Asia, Australia and Europe. Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. Capitaland also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

- END -

---

Issued by: CapitaLand China
Date: 16 July 2003

**For more information, please contact:**
Nicole Neo, Communications
Tel: (65) 6823 3218, Email: nicole.neo@capitaland.com.sg

CAPITALAND LIMITED

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "DATE OF RELEASE OF FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott's annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 18/07/2003 to the SGX

MASNET No. 23 OF 18.07.2003
Announcement No. 36

THE ASCOTT GROUP LIMITED

## DATE OF RELEASE OF FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

The Company wishes to announce that it will release its financial results for the six months ended 30 June 2003 on Thursday, 24 July 2003.

By order of the Board

Shan Tjio
Company Secretary
18 July 2003

Submitted by Keong Wen Hui, Asst. Company Secretary on 18/07/2003 to the SGX

CAPITALAND LIMITED

**ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "2003 FIRST HALF FINANCIAL STATEMENT ANNOUNCEMENT (REVISED TO INCORPORATE 2Q 2003 VS 2Q 2002 COMPARISON)"**

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pd

Submitted by Jessica Lum, Assistant Company Secretary on 21/07/2003 to the SGX


CapitaMall
Trust

**Revised to incorporate**
**2Q 2003 vs 2Q 2002 comparison**

**CAPITAMALL TRUST**

**2003 FIRST HALF FINANCIAL STATEMENT ANNOUNCEMENT**

CapitaMall Trust (CMT) was established under a Trust Deed dated 29 October 2001 between the Manager, CapitaMall Trust Management Limited, and Bermuda Trust (Singapore) Limited as Trustee, and supplemented by a first supplemental trust deed dated 26 December 2001 and a second supplemental trust deed dated 28 June 2002.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Tampines Mall. On 26 June 2003, CMT acquired and added another property, IMM Building into its portfolio.

**For a meaningful analysis/comparison of the actual results against the forecast as stated in the Circular dated 11 June 2003, please refer to paragraph 9 specifically.**

## 1(a)(i) Income statement (2Q 2003 vs 2Q 2002)

| | 2Q 2003 | 2Q 2002 | Increase / (Decrease) |
|---|---|---|---|
| | S$'000 | S$'000 | % |
| Gross rental income | 20,265 | 20,325 | (0.3) |
| Car park income | 1,080 | 898 | 20.3 |
| Other income | 988 | 952 | 3.8 |
| **Gross revenue** | **22,333** | **22,175** | **0.7** |
| Property management fees | (881) | (901) | (2.2) |
| Property tax | 884 | (1,028) | (186.0) |
| Other property operating expenses [1] | (5,744) | (4,848) | 18.5 |
| **Property operating expenses** | **(5,741)** | **(6,777)** | **(15.3)** |
| **Net property income** | **16,592** | **15,398** | **7.8** |
| **Interest income** | **18** | **6** | **200.0** |
| Asset management fees | (1,370) | (1,235) | 10.9 |
| Trust expenses | (188) | (387) | (51.4) |
| **Administrative expenses** | **(1,558)** | **(1,622)** | **(4.0)** |
| **Net investment income before interest costs and tax** | **15,052** | **13,782** | **9.2** |
| Interest costs | (1,802) | (1,775) | 1.5 |
| **Net investment income before tax** | **13,250** | **12,007** | **10.4** |
| Taxation [2] | NA | (2,900) | Nm |
| **Net investment income after tax** | **13,250** | **9,107** | **Nm** |

The review of the performance can be found in paragraph 8.

*Footnotes :*

*1 Included as part of the other property operating expenses are the following:*

| | *2Q 2003* | *2Q 2002* | *Increase / (Decrease)* |
|---|---|---|---|
| | *S$'000* | *S$'000* | *%* |
| *Depreciation and amortisation* | *6* | *-* | *Nm* |
| *Allowance for doubtful debts and bad debts written off* | *17* | *4* | *325* |
| *Assets written off (primarily the carpark systems)* | *408* | *-* | *Nm* |

*2 Upon listing of CMT on 16 July 2002, tax transparency applies and CMT is not directly assessed to tax on its income. Accordingly, distributions are paid gross with no tax deducted at source to qualifying tax residents.*

*Nm – not meaningful*

**Income statement (1H 2003 vs 1H 2002)**

| | 1H 2003 S$'000 | 1H 2002 S$'000 | Increase / (Decrease) % |
|---|---|---|---|
| Gross rental income | 41,295 | 39,668 | 4.1 |
| Car park income | 2,209 | 1,763 | 25.3 |
| Other income | 2,210 | 1,679 | 31.6 |
| **Gross revenue** | **45,714** | **43,110** | **6.0** |
| Property management fees | (1,780) | (1,734) | 2.7 |
| Property tax | (951) | (2,045) | (53.5) |
| Other property operating expenses [1] | (10,342) | (8,202) | 26.1 |
| **Property operating expenses** | **(13,073)** | **(11,981)** | **9.1** |
| **Net property income** | **32,641** | **31,129** | **4.9** |
| **Interest income** | **43** | **6** | **616.7** |
| Asset management fees | (2,648) | (2,425) | 9.2 |
| Trust expenses | (470) | (741) | (36.6) |
| **Administrative expenses** | **(3,118)** | **(3,166)** | **(1.5)** |
| **Net investment income before interest costs and tax** | **29,566** | **27,969** | **5.7** |
| Interest costs | (3,549) | (3,246) | 9.3 |
| **Net investment income before tax** | **26,017** | **24,723** | **5.2** |
| Taxation [2] | NA | (5,714) | Nm |
| **Net investment income after tax** | **26,017** | **19,009** | **Nm** |

The review of the performance can be found in paragraph 8.

*Footnotes :*

*1 Included as part of the other property operating expenses are the following:*

| | *1H 2003 S$'000* | *1H 2002 S$'000* | *Increase / (Decrease) %* |
|---|---|---|---|
| *Depreciation and amortisation* | *12* | *-* | *Nm* |
| *Allowance for doubtful debts and bad debts written off* | *105* | *4* | *2,525* |
| *Assets written off (primarily the carpark systems)* | *408* | *-* | *Nm* |

*2 Upon listing of CMT on 16 July 2002, tax transparency applies and CMT is not directly assessed to tax on its income. Accordingly, distributions are paid gross with no tax deducted at source to qualifying tax residents.*

*Nm – not meaningful*

**1(a)(ii) Distribution statement (2Q 2003 vs 2Q 2002)**

| | 2Q 2003 S$'000 | 2Q 2002 S$'000 | Increase / (Decrease) % |
|---|---|---|---|
| Net investment income after tax | 13,250 | 9,107 | Nm |
| Net effect of non-tax deductible / (chargeable) items (Note A) | 823 | -[1] | Nm |
| **Taxable income available for distribution to unitholders** | **14,073** | **9,107** | **Nm** |
| *Note A* | | | |
| *Non-tax deductible / (chargeable) items* | | | |
| *- Asset management fees (performance component)* | *758* | - | *Nm* |
| *- Trustee's fees* | *75* | - | *Nm* |
| *- Other items* | *(10)* | - | *Nm* |
| *Net effect of non-tax deductible / (chargeable) items* | *823* | - | *Nm* |

*Footnote:*
*1 Not meaningful for 2Q 2002 as it was under private trust*

*Nm – not meaningful*

**Distribution statement (1H 2003 vs 1H 2002)**

| | 1H 2003 S$'000 | 1H 2002 S$'000 | Increase / (Decrease) % |
|---|---|---|---|
| Net investment income after tax | 26,017 | 19,009 | Nm |
| Net effect of non-tax deductible / (chargeable) items (Note A) | 1,626 | -[1] | Nm |
| **Taxable income available for distribution to unitholders** | **27,643** | **19,009** | **Nm** |
| *Note A* | | | |
| *Non-tax deductible / (chargeable) items* | | | |
| *- Asset management fees (performance component)* | *1,460* | - | *Nm* |
| *- Trustee's fees* | *148* | - | *Nm* |
| *- Other items* | *18* | - | *Nm* |
| *Net effect of non-tax deductible / (chargeable) items* | *1,626* | - | *Nm* |

*Footnote:*
*1 Not meaningful for 1H 2002 as it was under private trust*

*Nm – not meaningful*

1(a)(iii) Income and distribution statement – breakdown

| | 1/1/2003 to 25/6/2003 S$'000 | 26/6/2003 to 30/6/2003 S$'000 | 1H 2003 S$'000 |
|---|---|---|---|
| Gross rental income | 39,622 | 1,673 | 41,295 |
| Car park income | 2,150 | 59 | 2,209 |
| Other income | 2,169 | 41 | 2,210 |
| **Gross revenue** | **43,941** | **1,773** | **45,714** |
| Property management fees | (1,720) | (60) | (1,780) |
| Property tax | (881) | (70) | (951) |
| Other property operating expenses | (9,722) | (620) | (10,342) |
| **Property operating expenses** | **(12,323)** | **(750)** | **(13,073)** |
| **Net property income** | **31,618** | **1,023** | **32,641** |
| **Interest income** | **42** | **1** | **43** |
| Asset management fees | (2,552) | (96) | (2,648) |
| Trust expenses | (462) | (8) | (470) |
| **Administrative expenses** | **(3,014)** | **(104)** | **(3,118)** |
| **Net investment income before interest costs and tax** | **28,646** | **920** | **29,566** |
| Interest costs | (3,405) | (144) | (3,549) |
| **Net investment income** | **25,241** | **776** | **26,017** |
| Net effect of non-tax deductible / (chargeable) items | 1,579 | 47 | 1,626 |
| **Taxable income available for distribution to unitholders** | **26,820** | **823** | **27,643** |
| **Distribution per unit** | **3.62¢** [1] | | |

*Footnotes:*
*1 As stated in the Circular to unitholders dated 11 June 2003, the distribution from 1 January 2003 to 25 June 2003 (advanced distribution) will be paid to unitholders who were registered as unitholders on the Transfer Books and Register of Unitholders of CMT as of 24 June 2003. Please see paragraph 11 for more details on the advanced distribution.*

1(b)(i) **Balance sheet**

**As at 30/6/2003 vs 31/12/2002**

| | 30/6/2003<br>S$'000 | 31/12/2002<br>S$'000 | Increase / (Decrease)<br>% |
|---|---|---|---|
| **Non-current assets** | | | |
| Plant & equipment | 104 | 80 | 30.0 |
| Investment properties | 1,224,155[1] | 935,000 | 30.9 |
| Total non-current assets | 1,224,259 | 935,080 | 30.9 |
| | | | |
| **Current assets** | | | |
| Trade & other receivables | 3,503[2] | 2,173 | 61.2 |
| Cash & cash equivalents | 57,822[3] | 52,969[4] | 9.2 |
| Total current assets | 61,325 | 55,142 | 11.2 |
| | | | |
| **Less current liabilities** | | | |
| Trade & other payables | 40,746[5] | 19,183 | 112.4 |
| Provisions for taxation | 367 | 367 | - |
| Total current liabilities | 41,113 | 19,550 | 110.3 |
| | | | |
| **Net current assets** | **20,212** | **35,592** | **(43.2)** |
| | | | |
| **Less non-current liabilities** | | | |
| Interest bearing loan | 325,000[6] | 200,000 | 62.5 |
| Other non-current liabilities | 17,982[7] | 9,452 | 90.3 |
| Total non-current liabilities | 342,982 | 209,452 | 63.8 |
| | | | |
| **Net assets** | **901,489** | **761,220** | **18.4** |
| | | | |
| **Unitholders' funds** | **901,489** | **761,220** | **18.4** |

*Footnotes:*

*1 The increase is due to the purchase of IMM Building which was completed on 26 June 2003. IMM Building is stated at the market valuation of S$280.0 million based on valuation dated 1 February 2003. The existing 3 properties are stated at valuation dated 1 December 2002 plus subsequent capital expenditure up to 30 June 2003. An independent valuation will be performed for all 4 properties at year ending 31 December 2003.*

*2 The increase is due to payment of utilities deposits for IMM Building, prepayment of insurance and property tax and higher trade receivables.*

*3 This includes the funds required to pay the distributable income for the period of 1 January 2003 to 25 June 2003 (advanced distribution) of S$26.8 million which will be distributed on 28 July 2003.*

*4 This includes the funds required to pay the distributable income for the period of 16 July 2002 to 31 December 2002 (5.5 months) of S$25.0 million which was distributed in February 2003.*
*5 The higher amount is due to security deposits received from the tenants of IMM Building, payables for asset enhancement works at Tampines Mall and Junction 8 and accrued issuing expenses and fees payable in respect of the acquisition of IMM Building.*
*6 An additional loan of S$125.0 million was taken to part finance the acquisition of IMM Building.*
*7 The increase is mainly due to the security deposits received from tenants of IMM Building whose leases expire after 30 Jun 2004.*

**1(b)(ii) Aggregate amount of borrowings and debt securities**

| | 30/6/2003 S$'000 | 31/12/2002 S$'000 |
|---|---|---|
| **Secured borrowings** | | |
| Amount repayable in one year or less, or on demand | - | - |
| Amount repayable after one year | 325,000[1] | 200,000 |
| | 325,000 | 200,000 |

*Footnotes:*
*1 An additional S$125.0 million 7-year term loan was drawndown on 26 June 2003 to part finance the acquisition of IMM Building.*

**Details of any collateral**

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties

1(c) **Cash flows statement (2Q 2003 vs 2Q 2002)**

| | 2Q 2003<br>S$'000 | 2Q 2002<br>S$'000 |
|---|---|---|
| **Operating activities** | | |
| Net investment income before tax | 13,250 | 12,007 |
| Adjustments for interest income, interest expense, depreciation and asset management fee paid in units, provision for doubtful debts & write-off of carpark system | 3,061 | 1,772 |
| Change in working capital | 15,050 | 2,981 |
| Tax paid | - | - |
| **Cash generated from operating activities** | **31,361** | **16,760** |
| | | |
| **Investing activities** | | |
| Interest received | 14 | 6 |
| Purchase of investment property, plant and equipment and subsequent expenditure | (257,897) | (972) |
| **Cash flows from investing activities** | **(257,883)** | **(966)** |
| | | |
| **Financing activities** | | |
| Proceeds from issue of new units | 128,186 | - |
| Establishment, issue and financing expenses | (5,264) | (622) |
| Interest bearing borrowings | 125,000 | - |
| Distribution to unitholders | - | (18,990) |
| Interest paid | (2,312) | (1,181) |
| **Cash flows from financing activities** | **245,610** | **(20,793)** |
| | | |
| **Increase in cash and cash equivalent** | **19,088** | **(4,999)** |
| **Cash and cash equivalent at beginning of period** | **38,734** | **33,928** |
| **Cash and cash equivalent at end of period** | **57,822** | **28,929** |

**Cash flows statement (1H 2003 vs 1H 2002)**

| | 1H 2003<br>S$'000 | 1H 2002<br>S$'000 |
|---|---|---|
| **Operating activities** | | |
| Net investment income before tax | 26,017 | 24,723 |
| Adjustments for interest income, interest expense, depreciation and asset management fee paid in units, provision for doubtful debts & write-off of carpark system | 5,491 | 3,243 |
| Change in working capital | 12,554 | 7,279 |
| Tax paid | - | (81) |
| ***Cash generated from operating activities*** | **44,062** | **35,164** |
| | | |
| **Investing activities** | | |
| Interest received | 44 | 6 |
| Purchase of investment property, plant and equipment and subsequent expenditure | (258,693) | (972) |
| **Cash flows from investing activities** | **(258,649)** | **(966)** |
| | | |
| **Financing activities** | | |
| Proceeds from issue of new units | 128,186 | - |
| Establishment, issue and financing expenses | (5,264) | (2,176) |
| Interest bearing borrowings | 125,000 | - |
| Distribution to unitholders | (24,963) | (18,990) |
| Interest paid | (3,519) | (2,580) |
| **Cash flows from financing activities** | **219,440** | **(23,746)** |
| | | |
| **Increase in cash and cash equivalent** | **4,853** | **10,452** |
| **Cash and cash equivalent at beginning of period** | **52,969** | **18,477** |
| **Cash and cash equivalent at end of period** | **57,822** | **28,929** |

1(d)(i) **Statement of changes in unitholders' funds (2Q 2003 vs 2Q 2002)**

**As at 30/6/2003 vs 30/6/2002**

| | 2Q 2003 S$'000 | 2Q 2002 S$'000 |
|---|---|---|
| **Balance as at beginning of period** | **749,700** | **726,453** |
| | | |
| **Operations** | | |
| Net investment income after tax | 13,250 | 9,107 |
| Net appreciation on revaluation of investment property | 15,583 | - |
| **Net increase in net assets resulting from operations** | **28,833** | **9,107** |
| | | |
| **Unitholders' transactions** | | |
| Creation of units | | |
| - proceeds from placement | 128,186[1] | - |
| - management fee paid in units | 730 | - |
| Establishment, issue and financing expenses | (5,960)[2] | (410) |
| Distribution to unitholders | - | (19,217) |
| **Net increase in net assets resulting from unitholders' transactions** | **122,956** | **(19,627)** |
| | | |
| **Balance as at end of period** | **901,489** | **715,933** |

*Footnote:*

*1 New units of 119.8 million were issued on 26 June 2003 to part finance the acquisition of IMM Building.*

*2 This comprises mainly the underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercise for the acquisition of IMM Building.*

**Statement of changes in unitholders' funds (1H 2003 vs 1H 2002)**

**As at 30/6/2003 vs 30/6/2002**

| | 1H 2003 S$'000 | 1H 2002 S$'000 |
|---|---|---|
| **Balance as at beginning of period** | **761,220** | **720,000** |
| | | |
| **Operations** | | |
| Net investment income after tax | 26,017 | 19,009 |
| Net appreciation on revaluation of investment property | 15,583 | - |
| **Net increase in net assets resulting from operations** | **41,600** | **19,009** |
| | | |
| **Unitholders' transactions** | | |
| Creation of units | | |
| - proceeds from placement | 128,186[1] | - |
| - management fee paid in units | 1,406 | - |
| Establishment, issue and financing expenses | (5,960)[2] | (3,859) |
| Distribution to unitholders | (24,963)[3] | (19,217) |
| **Net increase in net assets resulting from unitholders' transactions** | **98,669** | **(23,076)** |
| | | |
| **Balance as at end of period** | **901,489** | **715,933** |

*Footnote:*
*1 New units of 119.8 million were issued on 26 June 2003 to part finance the acquisition of IMM Building.*
*2 This comprises mainly the underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercise for the acquisition of IMM Building.*
*3 Distribution income for the period of 16 July 2002 to 31 December 2002 paid in February 2003.*

**1(d)(ii) Details of any change in the units (2Q 2003 vs 2Q 2002)**

| | 2Q 2003 Units | 2Q 2002 Units |
|---|---|---|
| **Balance as at beginning of period** | **739,224,562** | **720,000,000** |
| Issue of new units : | | |
| - As payment of asset management fees [1] | 694,109 | - |
| - For acquisition of IMM Building [2] | 119,800,000 | - |
| **Balance as at end of period** | **859,718,671** | **720,000,000** |

*Footnote:*
*1 These are the performance component of the asset management fees for Q1 2003 which were issued in April 2003. The payment by units is not applicable for 2Q 2002 as it is only effective from listing date on 17 Jul 2002.*
*2. These are the new units issued to part finance the acquisition of IMM Building on 26 June 2003.*

1(d)(ii) Details of any change in the units (1H 2003 vs 1H 2002)

| | 1H 2003 Units | 1H 2002 Units |
|---|---|---|
| **Balance as at beginning of period** | **738,560,948** | **720,000,000** |
| Issue of new units : | | |
| - As payment of asset management fees [1] | 1,357,723 | - |
| - For acquisition of IMM Building [2] | 119,800,000 | - |
| **Balance as at end of period** | **859,718,671** | **720,000,000** |

*Footnote:*
*1 These are the performance component of the asset management fees for Q4 2002 and Q1 2003 which were issued in January 2003 and April 2003 respectively. The payment by units is not applicable for 1H 2002 as it is only effective from listing date on 17 Jul 2002.*
*2. These are the new units issued to part finance the acquisition of IMM Building on 26 June 2003.*

**2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

**3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

**4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the period ended 31/12/2002.

**5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (2Q 2003 vs 2Q 2002)

In computing the EPU , the weighted average number of units as at the end of each period is used for the computation.
In computing the DPU, the number of units as at end of each period is used.

| | 25 Jun 2003 | 30 Jun 2003 | 2Q 2003 | 2Q 2002 |
|---|---|---|---|---|
| Weighted average number of units in issue | 739,367,447 | 742,672,892 | 746,287,517 | 720,000,000 |
| Number of units in issue at end of period | 739,918,671 | 859,718,671 | 859,718,671 | 720,000,000 |

The diluted EPU and diluted DPU are the same as the basic EPU and DPU respectively as there are no dilutive instruments in issue during the period.

| | 1/1/03 to 25/6/03 | 26/6/03 to 30/6/03 | 2Q 2003 | 2Q 2002 [1] |
|---|---|---|---|---|
| **Earnings per unit ("EPU")** [1] | | | | |
| Based on weighted average number of units in issue | 3.41¢ | 0.10¢ | 1.78¢ | 1.26¢ |
| Based on fully diluted basis | 3.41¢ | 0.10¢ | 1.78¢ | 1.26¢ |
| **Distribution per unit ("DPU")** [1] | | | | |
| Based on the number of units in issue at end of period | 3.62¢ | 0.10¢ | 1.64¢ | 1.26¢ |
| Based on fully diluted basis | 3.62¢ | 0.10¢ | 1.64¢ | 1.26¢ |

*Footnote:*
*1 For 2Q 2002, the EPU and DPU are based on net investment income after tax.*

**<u>Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (1H 2003 vs 1H 2002)</u>**

In computing the EPU , the weighted average number of units as at the end of each period is used for the computation.
In computing the DPU, the number of units as at end of each period is used.

| | 25 Jun 2003 | 30 Jun 2003 | 1H 2003 | 1H 2002 |
|---|---|---|---|---|
| Weighted average number of units in issue | 739,367,447 | 742,672,892 | 742,672,892 | 720,000,000 |
| Number of units in issue at end of period | 739,918,671 | 859,718,671 | 859,718,671 | 720,000,000 |

The diluted EPU and diluted DPU are the same as the basic EPU and DPU respectively as there are no dilutive instruments in issue during the period.

| | 1/1/03 to 25/6/03 | 26/6/03 to 30/6/03 | 1H 2003 | 1H 2002 [1] |
|---|---|---|---|---|
| **Earnings per unit ("EPU")** [1] | | | | |
| Based on weighted average number of units in issue | 3.41¢ | 0.10¢ | 3.50¢ | 2.64¢ |
| Based on fully diluted basis | 3.41¢ | 0.10¢ | 3.50¢ | 2.64¢ |
| **Distribution per unit ("DPU")** [1] | | | | |
| Based on the number of units in issue at end of period | 3.62¢ | 0.10¢ | 3.22¢ | 2.64¢ |
| Based on fully diluted basis | 3.62¢ | 0.10¢ | 3.22¢ | 2.64¢ |

*Footnote:*
*1 For 1H 2002, the EPU and DPU are based on net investment income after tax.*

7 **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

| | 30/6/2003 | 31/12/2002 |
|---|---|---|
| **NAV per unit** | $1.05 | $1.03 |
| **Adjusted NAV per unit (excluding the distributable income)** | $1.02 | $1.00 |

8 **Review of the performance**

| | 2Q 2003 S$'000 | 1Q 2003 S$'000 | 2Q 2002 S$'000 | 1H 2003 S$'000 | 1H 2002 S$'000 |
|---|---|---|---|---|---|
| **Income statement** | | | | | |
| Gross revenue | 22,333 | 23,381 | 22,175 | 45,714 | 43,110 |
| Property operating expenses | (5,741) | (7,332) | (6,777) | (13,073) | (11,981) |
| Net property income | 16,592 | 16,049 | 15,398 | 32,641 | 31,129 |
| Other income | 18 | 25 | 6 | 43 | 6 |
| Administrative expenses | (1,558) | (1,560) | (1,622) | (3,118) | (3,166) |
| Interest costs | (1,802) | (1,747) | (1,775) | (3,549) | (3,246) |
| **Net investment income before tax** | **13,250** | **12,767** | **12,007** | **26,017** | **24,723** |

| | 2Q 2003 S$'000 | 1Q 2003 S$'000 | 2Q 2002 S$'000 | 1H 2003 S$'000 | 1H 2002 S$'000 |
|---|---|---|---|---|---|
| **Distribution statement** | | | | | |
| Net investment income before tax | 13,250 | 12,767 | 12,007 | 26,017 | 24,723 |
| Net effect of non-tax deductible / (chargeable) items | 823 | 803 | - [1] | 1,626 | - [1] |
| Taxation | - | - | (2,900) [2] | - | (5,714) [2] |
| **Taxable income available for distribution to unitholders** | **14,073** | **13,570** | **9,107** | **27,643** | **19,009** |

*Footnote:*
*1 Not meaningful for 1H 2002 as it was under private trust.*
*2 As 1H 2002 was under the private trust, tax transparency did not apply.*

**2Q 2003 vs 2Q 2002**

Gross revenue for 2Q 2003 was S$22.3 million, net of rebates of S$0.9 million given to the tenants. This is an increase of S$0.2 million from 2Q 2002. The higher revenue was due mainly to the higher average rental rates achieved by all the properties on new and renewal leases, higher carpark income and other income initiatives such as advertising panels, new kiosks, kiddy rides, etc. Property operating expenses for 2Q 2003 was S$5.7 million, a decrease of S$1 million from 2Q 2002. This decrease is due to property tax rebates and property tax credits (S$1.9m) and lower consultancy fees (S$0.6m), offset by higher tenancy and advertising and promotion expenses (S$0.9m) and the write-off of the old carpark systems (S$0.4m) due to the implementation of the Electronic Pricing System (EPS).

**2Q 2003 vs 1Q 2003**

Gross revenue for 2Q 2003 was S$22.3 million, or $1.1 m lower than 1Q 2003, mainly because we have given rebates of $0.9 million to our tenants. If we exclude these rebates, the gross revenue would be $23.2 million which is only marginally lower than 1Q 2003. Property operating expenses for 2Q 2003 is S$5.7 million, a decrease of S$1.6 million from 1Q 2003. The lower operating expenses were mainly due to the recognition of the property tax rebates for 1st half 2003 and property tax credits, offset by the higher tenancy works and advertising and promotion expenses incurred in the repositioning of Funan The IT Mall to strengthen its tenancy and retail mix.

**1H 2003 vs 1H 2002**

Gross revenue for the period was S$45.7 million, net of the rebates of S$0.9 million given to the tenants. This is an increase of S$2.6 million from 1H 2002. The higher revenue was mainly due to the higher average rental rates achieved by all the properties on new and renewal leases. Car park income and the other income initiatives also contributed to the increase as we brought in more new kiosks, kiddy rides, advertising panels and signages.

Property operating expenses for the period was S$13.1 million, an increase of S$1.1 million from 1H 2002. The higher operating expenses were due to the higher tenancy and advertising and promotion expenses incurred in repositioning the malls (S$1.6m), write-off of the old carpark systems (S$0.4m) in all the existing 3 malls following the implementation of the EPS in all the malls' carparks and higher maintenance and related expenses (S$0.6m). These higher expenses were offset by higher property tax rebates (S$1.1m) and property tax credits and lower consultancy fee (S$0.5m). Property tax rebates for 1H2003 were higher than 1H2002 due to the change in basis from global assessment to individual account assessment.

Interest costs were S$3.5 million for the period, S$0.3 million higher than 1H 2002. CMT refinanced its bridging loan at end of February 2002.

9 **Variance between the forecast or prospectus statement (if disclosed previously) and the actual results**

9(i) **Income and distribution statement for the period of 1 January 2003 to 25 June 2003**

| | Actual | Forecast [1] | Increase / (Decrease) |
|---|---|---|---|
| | S$'000 | S$'000 | % |
| Gross rental income | 39,622 | 40,644 | (2.5) |
| Car park income | 2,150 | 2,151 | (0.1) |
| Other income | 2,169 | 1,538 | 41.0 |
| **Gross revenue** | **43,941** | **44,333** | **(0.9)** |
| Property management fees | (1,720) | (1,726) | (0.4) |
| Property tax | (881) | (2,846) | (69.0) |
| Other property operating expenses | (9,722) | (8,560) | (13.6) |
| **Property operating expenses** | **(12,323)** | **(13,132)** | **(6.2)** |
| **Net property income** | **31,618** | **31,201** | **1.3** |
| Interest income | 42 | 120 | (65.0) |
| Asset management fees | (2,552) | (2,441) | 4.6 |
| Trust expenses | (462) | (840) | (45.0) |
| **Administrative expenses** | **(3,014)** | **(3,281)** | **(8.1)** |
| **Net investment income before interest costs and tax** | **28,646** | **28,040** | **2.2** |
| Interest costs | (3,405) | (3,598) | (5.4) |
| **Net investment income before tax** | **25,241** | **24,442** | **3.3** |
| Net effect of non-tax deductible / (chargeable) items | 1,579 | 1,267 | 24.6 |
| **Taxable income available for distribution to unitholders** | **26,820** | **25,709** | **4.3** |
| **Distribution per unit (in cents)** | | | |
| **For the period** | 3.62¢ | 3.47¢ | 4.3 |
| **Annualised** | 7.51¢ | 7.20¢ | 4.3 |

*Footnote:*
*1 The forecast is derived by taking the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties (excluding IMM Building) for 2003 less the June to December 2003 forecast plus pro-rated 25 days of June to December 2003 forecast.*

9(ii) **Income and distribution statement for the period of 26 June 2003 to 30 June 2003**

| | Actual S$'000 | Forecast [1] S$'000 | Increase / (Decrease) % |
|---|---|---|---|
| Gross rental income | 1,673 | 1,657 | 1.0 |
| Car park income | 59 | 54 | 9.3 |
| Other income | 41 | 41 | - |
| **Gross revenue** | **1,773** | **1,752** | **1.2** |
| Property management fees | (60) | (66) | (9.1) |
| Property tax | (70) | (235) | (70.2) |
| Other property operating expenses | (620) | (416) | 49.0 |
| **Property operating expenses** | **(750)** | **(717)** | **4.6** |
| **Net property income** | **1,023** | **1,035** | **(1.2)** |
| Interest income | 1 | 3 | (66.7) |
| Asset management fees | (96) | (93) | 3.2 |
| Trust expenses | (8) | (25) | (68.0) |
| **Administrative expenses** | **(104)** | **(118)** | **(11.9)** |
| **Net investment income before interest costs and tax** | **920** | **920** | **-** |
| Interest costs | (144) | (167) | (13.8) |
| **Net investment income before tax** | **776** | **753** | **3.1** |
| Net effect of non-tax deductible / (chargeable) items | 47 | 37 | 27.0 |
| **Taxable income available for distribution to unitholders** | **823** | **790** | **4.2** |
| | | | |
| **Distribution per unit (in cents)** | | | |
| **For the period** | 0.10 | 0.09 | Nm |
| **Annualised** | Nm | Nm | Nm |

*Footnote:*
*1 The forecast is based on the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties for June to December 2003 pro-rated for 4 days in June 2003.*

| | | Actual 1H 2003 S$'000 | Forecast [1] 1H 2003 S$'000 | Increase / (Decrease) % |
|---|---|---|---|---|
| 9(iii) | **Breakdown of gross revenue** | | | |
| | Tampines Mall | 21,887 | 21,510 | 1.8 |
| | Junction 8 | 13,879 | 13,746 | 1.0 |
| | Funan The IT Mall | 10,329 | 10,337 | (0.1) |
| | IMM Building | 520 | 492 | 5.7 |
| | **Gross revenue** | **46,615** | **46,085** | **1.2** |
| | Less : Rebate to tenants | (901) | - | NA |
| | **Gross revenue** | **45,714** | **46,085** | **(0.8)** |

*Footnote:*
*1 The forecast is based on the forecast shown in the circular to unitholders dated 11 June 2003 and derived as follows:*
*a) For all the properties (excluding IMM Building) –the forecast is derived by taking the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties (excluding IMM Building) for 2003 less the June to December 2003 forecast plus pro-rated 1 month of June to December 2003 forecast.*
*b) For IMM Building – the pro-rated June to December 2003 forecast (4 days only as IMM Building was acquired by CMT on 26 June 2003)*

| | | Actual 1H 2003 S$'000 | Forecast [1] 1H 2003 S$'000 | Increase / (Decrease) % |
|---|---|---|---|---|
| 9(iv) | **Breakdown of net property income** | | | |
| | Tampines Mall | 16,491 | 16,108 | 2.4 |
| | Junction 8 | 9,845 | 9,687 | 1.6 |
| | Funan The IT Mall | 6,038 | 6,206 | (2.7) |
| | IMM Building | 267 | 235 | 13.6 |
| | **Net property income** | **32,641** | **32,236** | **1.3** |

*Footnote:*
*1 The forecast is based on the forecast shown in the circular to unitholders dated 11 June 2003 and derived as follows:*
*a) For all the properties (excluding IMM Building) – the forecast is derived by taking the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties (excluding IMM Building) for 2003 less the June to December 2003's forecast plus pro-rated 1 month of June to December 2003 forecast.*
*b) For IMM Building – the pro-rated June to December 2003 forecast (4 days only as IMM Building was acquired by CMT on 26 June 2003)*

9(v) **Review of the performance (for the period of 1 January 2003 to 25 June 2003)**

Actual gross revenue for the period was S$43.9 million, net of the rebates of S$0.9 million granted to the tenants. This is 1.2% higher than the forecasted revenue which has not factored in the rebates.

On the whole, property operating expenses were lower than forecast by S$0.8. million. This was mainly due to the actual savings for property tax with the recognition of the 1st half 2003

rebates granted by the government and property tax credits. However, S$1.1 million had been channelled to Funan The IT Mall for its repositioning, including tenancy works and additional advertising and promotion expenses. Also, there was an asset write-off of S$0.4 million for the old car-park systems in all the 3 existing malls following the implementation of the EPS in all the 3 carparks.

Interest costs were lower by S$0.2 million due to the lower interest rates achieved versus the forecast.

**10 <u>Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months</u>**

In general, retail sales in Singapore suffered a drop in the month of April and May 2003 during the outbreak of the Severe Acute Respiratory Syndrome (SARs). For the CMT malls, SARs has caused the shopper traffic to dip by an average of 10% during the first two weeks of April 2003. But shopper traffic soon returned to the pre-SARs level following measures taken by government and all business and retail outlets to contain the spread of SARS. The Great Singapore Sale in June 2003 also generates good retail sales for the retailers. It is expected that the retail sales for the next 6 months will remain steady given that Singapore has been declared a SARs-free nation.

**<u>Outlook for 2003</u>**

Given the actual performance for the first half of 2003, the manager of CMT is optimistic to deliver the 2003 annualized distribution per unit forecast of 8.04 cents (as stated in the circular to unitholders dated 11 June 2003) for the period after the acquisition of IMM Building, barring any unforeseen circumstances.

**11 Distributions**

11(a) Current financial period

Any distributions declared for the current financial period?

| | |
|---|---|
| Name of distribution | : Advanced distribution for 1 January 2003 to 25 June 2003 |
| Distribution type | : Income |
| Distribution rate | : 3.62 cents per unit |
| Par value of units | : Not meaningful |
| Tax rate | : Qualifying investors will receive pre-tax distributions and pay tax on the distributions at their own marginal rate subsequently. Investors using CPF funds and SRS funds will also receive pre-tax distributions. These distributions are tax exempt. All other investors will receive their distributions after deduction of tax at the rate of 22%. |
| Remarks | : In the Circular to unitholders dated 11 June 2003, it was stated that the manager's expectation of the distribution per unit will be between 3.59 cents and 3.69 cents per unit, and no less than 3.59 cents per unit. |

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period?

Nil

11(c) Date payable

28 July 2003

11(d) Book closure date

Registrable Transfers received up to 5.00 p.m. on 24 June 2003 will be registered before entitlements to the distribution are determined.

**12 If no distribution has been declared/recommended, a statement to that effect**

NA

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(as Manager of CapitaMall Trust)

Winnie Tan

Company Secretary

21 July 2003

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "DATE OF RELEASE OF 2ND QUARTER FINANCIAL RESULTS ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

Raffles' annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 21/07/2003 to the SGX

MASNET No. 34 OF 21.07.2003
Announcement No. 34



RAFFLES HOLDINGS LIMITED

## Date of Release of 2nd Quarter Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the 2nd quarter ended 30 June 2003 on Wednesday, 23 July 2003. A webcast of the results briefing will be available via the Company's website (www.rafflesholdings.com) later, on the same night.

Submitted by Emily Chin, Company Secretary on 21/07/2003 to the SGX

**CAPITALAND LIMITED**

# ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "PRESS RELEASE AND 2ND QUARTER FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED 30 JUNE 2003"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today announced its 2nd Quarter Financial Statements for the three months ended 30 June 2003.

For details, please refer to the announcement and press release posted by Raffles on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 23/07/2003 to the SGX



## Press Release on Financial Statements for the three months ended 30 June 2003

- **RAFFLES HOLDINGS ACHIEVED A NET PROFIT ATTRIBUTABLE TO SHAREHOLDHOLDERS OF S$34.5 MILLION IN Q2 2003**
- **AN ALMOST TWO-FOLD INCREASE OVER Q2 2002**

| FINANCIAL HIGHLIGHTS | | | |
|---|---|---|---|
| (S$ million) | Second Quarter 2003 (Q2 2003) | Second Quarter 2002 (Q2 2002) | Growth % |
| Turnover | 93.5 | 98.6 | (5) |
| Earnings before interest, taxes, depreciation and amortisation (EBITDA) | 58.1 | 32.1 | 81 |
| Profit before tax (PBT) | 40.8 | 17.4 | 135 |
| Profit attributable to shareholders (PATMI) | 34.5 | 12.5 | 176 |
| Earnings per share (cents) | 1.66 | 0.60 | 176 |

- **ACHIEVED PATMI OF S$34.5M DESPITE DIFFICULT OPERATING CONDITIONS**
  - PATMI increased by S$22m to S$34.5m over Q2 2002.
  - The main contributor was the gain on the successful divestment of Raffles Brown's Hotel.

- On an operating basis excluding the divestment gain, the Group remained profitable.

- **SUCCESSFUL MANAGEMENT OF COSTS CUSHIONED IMPACT OF WAR AND SARS**
  - "In response to the business disruptions arising from the Iraq war and SARS outbreak, the Group responded swiftly with further measures to reduce costs and improve efficiency.
  - These measures helped the Group to stay profitable during one of the most challenging periods experienced by the lodging industry."

  **Jennie Chua, President & CEO, Raffles Holdings Limited**

- **THE RESTRUCTURED GROUP IS WELL-POSITIONED TO BENEFIT FROM UPTURN IN THE GLOBAL LODGING INDUSTRY**
  - "In April, the Group implemented a refocused business strategy by :
    - re-organizing its hotel operations around its 2 distinctive brands – Raffles Hotels & Resorts and Swissotel Hotels & Resorts – to be more responsive to changes in the market place and customers' demands and for more direct bottom-line accountability.
    - restructuring its costs and corporate support structures to improve efficiency and reduce costs.
    - focusing on pursuing accretive growth through a mix of management contracts, leases and equity participation to grow its international hotel portfolio and swapping assets where appropriate to improve returns.
  - The improvement in operating leverage as a result of these initiatives will position the Group well to benefit from future upturn in the global lodging industry."

  **Cheng Wai Keung, Chairman, Raffles Holdings Limited**

***********************************

**About Raffles Holdings Limited** (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 32 major destinations across Asia, Australia, Europe, North America and South America.

Raffles Holdings has a hotel management subsidiary, Raffles International Limited. Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

The Group's portfolio of hotels is marketed under two brands. The "Raffles Hotels & Resorts" brand distinguishes itself by the highest standards of products and services available in major cities on an international level. These include the legendary Raffles Hotel, Singapore, Raffles Hotel Vier Jahreszeiten, Hamburg, Raffles L'Ermitage Beverly Hills, California and Le Montreux Palace, Montreux. The "Swissôtel Hotels & Resorts" brand offers quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveler, with an emphasis on quality and comfort. Under the Swissôtel Hotels & Resorts brand, the Group owns and manages 25 hotels in 23 destinations.

**About CapitaLand Limited**

Raffles Holdings is a subsidiary of CapitaLand Limited, which is listed on the Singapore Exchange Securities Trading Limited.

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in China, Australia and the UK. The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

---

**For more information, please contact:**

Lim Li Chuen (Ms)
Director, Investor Relations
Raffles Holdings Limited
Tel: (65) 6430 1357
Fax: (65) 6339 2912
E-mail: lim.lichuen@raffles.com

Or visit our website at www.rafflesholdings.com

## Appendix A

**HOTEL PORTFOLIO**

| **Raffles Hotels & Resorts – 2,412 Rooms and Suites** | |
|---|---|
| Raffles Hotel, Singapore | 103 |
| Raffles The Plaza, Singapore | 783 |
| RafflesGrand Hotel d'Angkor, Siem Reap, Cambodia | 131 |
| Raffles Hotel Le Royal, Phnom Penh, Cambodia | 210 |
| Raffles L'Ermitage Beverly Hills, Los Angeles, USA | 124 |
| Raffles Hotel Vier Jahreszeiten, Hamburg, Germany | 156 |
| Le Montreux Palace, Montreux, Switzerland | 235 |
| Raffles Resort Bali at Jimbaran, Indonesia (under development) | 210 |
| Raffles Resort Bintan, Indonesia (under development) | 300 |
| Raffles Resort Mallorca at Colinas d'Es Trenc, Spain (under development) | 160 |

| **Swissôtel – 9.983 Rooms and Suites** | |
|---|---|
| Swissôtel The Stamford, Singapore | 1,263 |
| Swissôtel Merchant Court Hotel, Singapore | 476 |
| Merchant Court Hotel, Sydney, Australia | 361 |
| Merchant Court at Le Concorde, Bangkok, Thailand | 410 |
| Nai Lert Park, Bangkok, Thailand (from January 2004) | 338 |
| Swissôtel Beijing, China | 462 |
| Swissôtel Dalian, China | 415 |
| Swissôtel Osaka Nankai, Japan (re-opening September 2003) | 548 |
| Swissôtel Atlanta, USA | 365 |
| Swissôtel Chicago, USA | 632 |
| Swissôtel New York, The Drake, USA | 495 |
| Swissôtel Washington, The Watergate, USA* | 251 |
| Swissôtel Lima, Peru | 244 |
| Swissôtel Quito, Ecuador | 250 |
| Swissôtel Basel, Switzerland | 238 |
| Swissôtel Dusseldorf, Germany | 246 |
| Swissôtel Geneva, Metropole, Switzerland | 128 |
| Swissôtel London, The Howard, England | 156 |
| Swissôtel Zurich, Switzerland | 347 |
| Swissôtel Gocek, Turkey | 557 |
| Swissôtel Istanbul, The Bosphorus, Turkey | 567 |
| Swissôtel Amsterdam, The Netherlands (leased) | 106 |
| Swissôtel Berlin, Germany (leased) | 316 |
| Swissôtel Frankfurt, Germany (under development) | 285 |
| Swissôtel Izmir (under development) | 174 |
| Swissôtel Bursa (under development) | 353 |

** under marketing representation*



# RAFFLES HOLDINGS LIMITED

## Second Quarter Financial Statement

**PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS**

**1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year**

| | | Group (Second Quarter) | | | Group (Year-To-Date) | | |
|---|---|---|---|---|---|---|---|
| | | Q2 2003 | Q2 2002 | Incr / (Decr) | 30 Jun 2003 | 30 Jun 2002 | Incr / (Decr) |
| | Note | S$'000 | S$'000 | % | S$'000 | S$'000 | % |
| **Turnover** | i | **93,481** | **98,590** | (5) | **188,102** | **191,253** | (2) |
| Cost of sales | i | (49,864) | (46,692) | 7 | (97,468) | (92,363) | 6 |
| **Gross profit** | i | **43,617** | **51,898** | (16) | **90,634** | **98,890** | (8) |
| Advertising & promotion | ii | (6,205) | (6,937) | (11) | (13,096) | (13,994) | (6) |
| General & administration | ii | (18,465) | (20,997) | (12) | (40,436) | (40,680) | (1) |
| Property & maintenance | ii | (27,815) | (23,208) | 20 | (53,357) | (48,161) | 11 |
| Exceptional gains | iii | 40,632 | 7,839 | 418 | 40,632 | 16,755 | 143 |
| Exceptional losses | iii | (2,978) | - | n.m. | (2,978) | - | n.m. |
| Other income | | 947 | 939 | 1 | 1,395 | 1,492 | (7) |
| **Profit on operating activities** | iv | **29,733** | **9,534** | 212 | **22,794** | **14,302** | 59 |
| Share of results of associated companies | v | 10,651 | 8,775 | 21 | 23,274 | 18,006 | 29 |
| **Profit before Interest and tax** | | **40,384** | **18,309** | 121 | **46,068** | **32,308** | 43 |
| Finance income | | 2,440 | 1,286 | 90 | 3,845 | 2,708 | 42 |
| Finance costs | | (2,054) | (2,213) | (7) | (4,585) | (4,681) | (2) |
| **Profit before tax** | vi | **40,770** | **17,382** | 135 | **45,328** | **30,335** | 49 |
| Taxation | vii | (7,055) | (4,809) | 47 | (11,324) | (9,770) | 16 |
| **Profit after tax** | | **33,715** | **12,573** | 168 | **34,004** | **20,565** | 65 |
| Minority interests | | 825 | (41) | n.m. | 786 | (3,729) | n.m. |
| **Profit attributable to shareholders** | viii | **34,540** | **12,532** | 176 | **34,790** | **16,836** | 107 |

n.m. - not meaningful

**Explanatory Notes - Q2 2003 vs Q2 2002**

i) Turnover, cost of sales and gross profit

In Q2 2003, turnover decreased by 5.2% to S$93.5 mil over Q2 2002 as the full impact of the outbreak of the Severe Acute Respiratory Syndrome ("SARS") which severely curtailed travel and hospitality demand was felt in the quarter. The decrease was partly mitigated by the appreciation of foreign currencies against the Singapore Dollar. The major foreign currencies in which the Group traded were Swiss Franc, Euro Dollar, Sterling Pound and US Dollar. Comparing exchange rates of these currencies against the Singapore Dollar as at 30 June of 2003 and 2002, the Euro Dollar has appreciated by 18.5%, the Swiss Franc by 16.8% and the Sterling Pound by 7.1% while the US Dollar has weakened by 4.2% against the Singapore Dollar. If the effects of currency appreciation were excluded, turnover, in fact, fell by S$13.9 mil or 14.1% as a result of weaker industry demand.

Cost of sales increased by 6.8% mainly as a result of currency appreciation. Cost of sales actually decreased by 3.3% if exchange rate effects were excluded. Overall, gross profit declined by 16.0% as a result of lower turnover.

ii) Advertising & promotion, general & administration and property & maintenance

These expenses represented the key operating expenses of the Group.

Advertising & promotion and general & administration expenses together decreased by S$3.3 mil. Excluding the effects of exchange rates movements, these expenses actually decreased by S$4.7 mil as a result of successful cost containment efforts.

Property & maintenance expenses increased by S$4.6 mil to S$27.8 mil as a result of currency appreciation against the Singapore Dollar and accelerated depreciation following rooms refurbishment programmes.

*iii) Exceptional items*

In Q2 2003, the Group recognized a net exceptional gain of S$37.6 mil (S$34.4 mil after tax and minority interests) comprising the following:

| | Group | |
|---|---|---|
| | Q2 2003 | Q2 2002 |
| | S$' mil | S$' mil |
| **Exceptional gains** | | |
| (a) Gain from the divestment of Raffles Brown's Hotel in London and realisation of exchange gain | 33.4 | - |
| (b) Write-back of provision in respect of management contracts no longer required following successful settlement | 6.3 | - |
| (c) Write-back of provision for diminution in value of unquoted equity investments upon return of capital by investee company | 0.9 | - |
| (d) Partial write-back of a provision that was no longer required as a result of a favourable settlement of obligations under a management contract | - | 7.8 |
| | **40.6** | **7.8** |
| **Exceptional losses** | | |
| (e) One-off payment pursuant to the Raffles Retirement Gratuity Scheme and employment contracts | (3.0) | - |
| **Net exceptional gain** | **37.6** | **7.8** |

*This compared with a net exceptional gain of S$7.8 mil (S$7.8 mil after tax and minority interests) in Q2 2002.*

iv) Profit on operating activities

Profit on operating activities was higher than that in Q2 2002 by S$20.2 mil due mainly to the higher net exceptional items of S$29.8 mil as highlighted in note (iii) above, partially offset by lower gross profit as explained in note (i) above.

v) Share of results of associated companies

Income derived from associated companies for Q2 2003 increased by S$1.9 mil over Q2 2002 from S$8.8 mil to S$10.7 mil because the Group no longer equity accounted for the losses of the associated company, RC Hotels (Pte) Ltd, which operates the Raffles The Plaza and Swissotel The Stamford hotels, after fully provided for the diminution in value of the investment on 31 December 2002.

vi) Profit before tax

The profit before tax for Q2 2003 of S$40.8 mil was S$23.4 mil higher than the S$17.4 mil recorded in Q2 2002 as explained in notes (iv) and (v) above.

vii) Taxation

Taxation for Q2 2003 of S$7.1 mil included a provision for tax of S$3.2 mil on the gain on divestment of Raffles Brown's Hotel.

viii) Profit attributable to shareholders (PATMI)

Overall, Q2 2003 profit attributable to shareholders increased by S$22.0 mil due to the higher exceptional items of S$26.6 mil (after tax and minority interests) as highlighted in note (iii) above and higher share of associated companies' results of S$1.9 mil in note (v) above partially offset by lower gross profit from operations as explained in note (i) above.

| **Additional Disclosure** | **Group (Second Quarter)** | | |
|---|---|---|---|
| | Q2 2003 | Q2 2002 | Incr / (decr) |
| | S$'000 | S$'000 | % |
| i) Profit before tax was arrived at after: | | | |
| Charging | | | |
| Depreciation and amortisation | (15,265) | (12,543) | 22 |
| Provision for doubtful debts | (851) | (51) | 1,569 |
| Net loss on disposal of property, plant and equipment | (13) | (396) | (97) |
| Interest expense | (2,054) | (2,213) | (7) |
| And crediting | | | |
| Interest income | 1,640 | 1,187 | 38 |
| Foreign exchange gain | 800 | 99 | 708 |
| Write-back of provision for doubtful debts | 1,499 | 7 | n.m. |

ii) Extraordinary income

Nil

iii) Adjustments for under or overprovision of tax in respect of prior years

The adjustment for under or overprovision of tax in respect of prior years is immaterial.

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year**

| | Group | | Company | |
|---|---|---|---|---|
| | 30 Jun 2003 | 31 Dec 2002 | 30 Jun 2003 | 31 Dec 2002 |
| | S$'000 | S$'000 | S$'000 | S$'000 |
| **Current assets** | | | | |
| Cash and cash equivalents | 48,176 | 104,684 | 15,983 | 77,208 |
| Receivables | 215,860 | 69,477 | 26,370 | 22,036 |
| Short-term investments | 183,458 | 158,250 | 171,259 | 158,250 |
| Inventories | 10,081 | 10,009 | - | - |
| Other current assets | 6,380 | 3,388 | 27 | 25 |
| | 463,955 | 345,808 | 213,639 | 257,519 |
| **Non-current assets** | | | | |
| Receivables | 59,867 | 69,578 | 105 | 113 |
| Other investments and assets | 4,850 | 17,340 | 103 | 115 |
| Investment in associated companies | 741,626 | 730,975 | 371,441 | 371,441 |
| *Investment in subsidiaries* | - | - | 1,187,840 | 1,136,436 |
| Investment property | 65,000 | 65,000 | - | - |
| Property, plant and equipment | 1,118,806 | 1,192,860 | 19 | 22 |
| Deferred tax asset | 2,175 | 1,900 | - | - |
| Goodwill | 26,005 | 20,442 | - | - |
| | 2,018,329 | 2,098,095 | 1,559,508 | 1,508,127 |
| **Total assets** | **2,482,284** | **2,443,903** | **1,773,147** | **1,765,646** |
| **Current liabilities** | | | | |
| Trade and other payables | 132,989 | 120,796 | 2,849 | 5,117 |
| Provision for income tax | 23,155 | 16,063 | 10,858 | 7,835 |
| Borrowings | 94,494 | 119,439 | 2,991 | - |
| Provisions | 4,079 | 4,660 | 4,079 | 4,660 |
| | 254,717 | 260,958 | 20,777 | 17,612 |
| **Non-current liabilities** | | | | |
| Borrowings | 167,702 | 151,578 | - | - |
| Provision for deferred tax | 26,435 | 25,100 | - | - |
| Other non-current liabilities | 1,917 | 1,360 | 953 | 855 |
| Provisions | 17,378 | 17,378 | 17,378 | 17,378 |
| | 213,432 | 195,416 | 18,331 | 18,233 |
| **Total liabilities** | **468,149** | **456,374** | **39,108** | **35,845** |
| **Net assets** | **2,014,135** | **1,987,529** | **1,734,039** | **1,729,801** |
| **Share capital and reserves** | | | | |
| Share capital | 1,040,000 | 1,040,000 | 1,040,000 | 1,040,000 |
| Reserves | 862,950 | 841,523 | 694,039 | 689,801 |
| **Interests of shareholders of the Company** | 1,902,950 | 1,881,523 | 1,734,039 | 1,729,801 |
| Minority interests | 111,185 | 106,006 | - | - |
| | **2,014,135** | **1,987,529** | **1,734,039** | **1,729,801** |

| | Group 30 Jun 2003 | Group 31 Dec 2002 | Company 30 Jun 2003 | Company 31 Dec 2002 |
|---|---|---|---|---|
| **Net tangible assets** (Interests of shareholders of the Company less goodwill) | 1,876,945 | 1,861,081 | 1,734,039 | 1,729,801 |

**Explanatory Notes**

The Group's total assets as at 30 June 2003 was S$38.4 mil higher than the balance as at 31 December 2002 mainly due to the gain on divestment of Raffles Brown's Hotel.

As the divestment of Raffles Brown's Hotel was scheduled for completion in early July 2003, the sale proceeds of S$158.3 mil was recorded as current receivables, thus accounting for the significant increase when compared to the balance as at 31 December 2002. This was subsequently received in July 2003.

The divestment also reduced the amount of property, plant and equipment as at 30 June 2003 by S$128.1 mil, offset partially by the S$63.9 mil increase in balances due to the translation of foreign currency denominated property, plant and equipment into Singapore Dollar at rates higher than the rates as at 31 December 2002.

The Group's total borrowings decreased by S$8.8 mil from S$271.0 mil to S$262.2 mil. This was due to repayment of loans of S$26.4 mil, partially offset by increase in balances on translation of foreign currency denominated loans to Singapore Dollars. The increase in loan balances arising from the translation of foreign currencies denominated loans were totally offset by the corresponding increase in property, plant and equipment balances.

As part of the Group's continuous liabilities management efforts, the Group has increased its borrowings repayable after one year by S$16.1 mil while reducing its short-term borrowings by S$24.9 mil.

Interests of shareholders of the Company (Shareholders' funds)

The Group's shareholders' funds increased by S$21.5 mil to S$1,903.0 mil as at 30 June 2003 as compared to S$1,881.5 mil as at 31 December 2002. The increase was due mainly to the following:

(a) year-to-date net profit for the financial period ended 30 June 2003 of S$34.8 mil;
(b) balance sheet translation gain on the Group's net foreign assets of S$22.9 mil; and

partially offset by:

(c) dividend payment to shareholders of S$32.4 mil.

**1(b)(ii) Aggregate amount of group's borrowings and debt securities**

(a) Amount repayable in one year or less, or on demand

| As at 30 Jun 2003 | | As at 31 Dec 2002 | |
|---|---|---|---|
| S$'000 | S$'000 | S$'000 | S$'000 |
| Secured | Unsecured | Secured | Unsecured |
| 49,915 | 44,579 | 75,694 | 43,745 |

(b) Amount repayable after one year

| As at 30 Jun 2003 | | As at 31 Dec 2002 | |
|---|---|---|---|
| S$'000 | S$'000 | S$'000 | S$'000 |
| Secured | Unsecured | Secured | Unsecured |
| 127,702 | 40,000 | 106,578 | 45,000 |

(c) Details of any collateral

At the end of the financial period, property, plant and equipment with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's overseas subsidiaries:

| | 30 Jun 2003 | 31 Dec 2002 |
|---|---|---|
| | S$'000 | S$'000 |
| Freehold and leasehold land and buildings mortgaged to banks | 436,385 | 373,161 |

**1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year**

| | Group | |
|---|---|---|
| | Q2 2003 | Q2 2002 |
| | S$'000 | S$'000 |
| **Cash flows from Operating Activities** | | |
| Profit before tax | 40,770 | 17,382 |
| Adjustment for : | | |
| Exceptional gain | (40,632) | (7,839) |
| Exceptional loss | 2,978 | - |
| Depreciation and amortisation charge | 15,265 | 12,543 |
| Exchange difference | (1,172) | 5,259 |
| Interest income | (1,640) | (1,187) |
| Interest expense | 2,054 | 2,213 |
| Provision for retirement gratuity | 155 | 127 |
| Provision for doubtful debts | 851 | 51 |
| Write-back of provision for doubtful debts | (1,499) | (7) |
| Share of results of associated companies | (10,651) | (8,775) |
| **OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES** | 6,479 | 19,767 |
| Change in operating assets and liabilities, net of effects from disposal of subsidiaries: | | |
| (Increase) / decrease in inventory | (87) | 439 |
| Increase in debtors | (749) | (3,698) |
| Increase / (decrease) in creditors | 6,688 | (135) |
| Cash from operations | 12,331 | 16,373 |
| *Income tax paid* | (1,848) | (2,755) |
| Payment under retirement gratuity scheme and employment contracts | (2,978) | - |
| **NET CASH GENERATED FROM OPERATING ACTIVITIES** | 7,505 | 13,618 |
| **Cash flows from Investing Activities** | | |
| Interest and dividends received from an associated company | 17,007 | 14,372 |
| Other interest received | 773 | 1,690 |
| Proceeds from sale of property, plant & equipment and investments | 473 | 305 |
| Return of capital from an investee company | 917 | - |
| Purchase of short-term investments | (23,009) | (27,018) |
| *Purchase of property, plant & equipment and other assets* | (5,011) | (11,677) |
| Subscription of convertible bonds issued by an associated company | (2,000) | - |
| Net cash outflow on disposal of a subsidiary (net of cash disposed) | (10,421) | - |
| Payment of income support | (581) | (1,274) |
| Payment of professional fees relating to acquisition of subsidiaries | - | (146) |
| Payment of settlement of an obligation under a management contract | - | (4,745) |
| **NET CASH USED IN INVESTING ACTIVITIES** | (21,852) | (28,493) |
| **Cash flows from Financing Activities** | | |
| Dividends paid to shareholders of the Company | (32,448) | (64,896) |
| Interest paid | (3,073) | (2,775) |
| Repayment of term borrowings | (14,583) | (2,452) |
| **NET CASH USED IN FINANCING ACTIVITIES** | (50,104) | (70,123) |
| Net decrease in cash and cash equivalents held | (64,451) | (84,998) |
| Cash and cash equivalents at 1 April | 109,798 | 173,473 |
| Cash and cash equivalents at 30 June | 45,347 | 88,475 |

**Explanatory Notes**

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial period comprised the following:

| | Group | |
|---|---|---|
| | 30 Jun 2003 | 30 Jun 2002 |
| | S$'000 | S$'000 |
| Cash and cash equivalents | 48,176 | 94,540 |
| Less: Bank overdrafts* | (2,829) | (6,065) |
| *Cash and cash equivalents per consolidated cash flow statement* | 45,347 | 88,475 |

* Bank overdrafts form part of the borrowings under current liabilities.

ii) Net cash outflow for Q2 2003 of S$64.5 mil was mainly due to dividend payment to shareholders of S$32.4 mil, repayment of external loans of S$14.6 mil and purchase of S$23.0 mil short-term investments as part of the Group's yield management of surplus cash pending further deployment.

The ending cash balance did not include the Group's investments in short-term market products of S$171.3 mil although it is readily convertible to cash.

1(d)(i) ***A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year***

**Group**

| | Share capital | Share premium | Investment revaluation reserve | Exchange fluctuation and other reserves | Retained earnings | Total |
|---|---|---|---|---|---|---|
| | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| **As at 1 Apr 2003** | 1,040,000 | 105,152 | 258,287 | (24,618) | 520,665 | 1,899,486 |
| Transfer to income statement on disposal of subsidiary | - | - | - | (12,850) | (3,886) | (16,736) |
| Net currency translation adjustment | - | - | - | 18,108 | - | 18,108 |
| Net gains / (losses) not recognised in income statement | - | - | - | 5,258 | (3,886) | 1,372 |
| Net profit after tax | - | - | - | - | 34,540 | 34,540 |
| Total recognised gains for the financial period | - | - | - | 5,258 | 30,654 | 35,912 |
| Dividend for 2002 | - | - | - | - | (32,448) | (32,448) |
| ***As at 30 Jun 2003*** | *1,040,000* | *105,152* | *258,287* | *(19,360)* | *518,871* | *1,902,950* |
| | | | | | | |
| **As at 1 Apr 2002** | 1,040,000 | 105,152 | 277,344 | (68,736) | 545,476 | 1,899,236 |
| Net currency translation adjustment | - | - | - | 10,847 | - | 10,847 |
| Net gains not recognised in income statement | - | - | - | 10,847 | - | 10,847 |
| Net profit after tax | - | - | - | - | 12,532 | 12,532 |
| Total recognised gains for the financial period | - | - | - | 10,847 | 12,532 | 23,379 |
| Dividend for 2001 | - | - | - | - | (64,896) | (64,896) |
| **As at 30 Jun 2002** | 1,040,000 | 105,152 | 277,344 | (57,889) | 493,112 | 1,857,719 |

**Company**

| | Share capital | Share premium | Exchange fluctuation and other reserves | Retained earnings | Total |
|---|---|---|---|---|---|
| | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| **As at 1 Apr 2003** | 1,040,000 | 105,152 | 23,946 | 568,925 | 1,738,023 |
| Transfer to income statement on disposal of subsidiary | - | - | (14,609) | - | (14,609) |
| Net currency translation adjustment | - | - | 15,688 | - | 15,688 |
| Net gains not recognised in income statement | - | - | 1,079 | - | 1,079 |
| Net profit after tax | - | - | - | 27,385 | 27,385 |
| Total recognised gains for the financial period | - | - | 1,079 | 27,385 | 28,464 |
| Dividend for 2002 | - | - | - | (32,448) | (32,448) |
| **As at 30 Jun 2003** | 1,040,000 | 105,152 | 25,025 | 563,862 | 1,734,039 |

| | Share capital | Share premium | Exchange fluctuation and other reserves | Retained earnings | Total |
|---|---|---|---|---|---|
| **As at 1 Apr 2002** | 1,040,000 | 105,152 | 8,961 | 602,256 | 1,756,369 |
| Net currency translation adjustment | - | - | 3,059 | - | 3,059 |
| Net gains not recognised in income statement | - | - | 3,059 | - | 3,059 |
| Net profit after tax | - | - | - | 14,281 | 14,281 |
| Total recognised gains for the financial period | - | - | 3,059 | 14,281 | 17,340 |
| Dividend for 2001 | - | - | - | (64,896) | (64,896) |
| **As at 30 Jun 2002** | 1,040,000 | 105,152 | 12,020 | 551,641 | 1,708,813 |

**1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year**

There have been no changes to the issued share capital of the Company since 31 March 2003.

Share Options

No new options were granted under the Raffles Holdings Share Option Plan (the "Share Option Plan") during Q2 2003. No shares of the Company were issued during Q2 2003 by virtue of the exercise of options to take up unissued ordinary shares of the Company. As at 30 June 2003, there were 19,489,700 unissued ordinary shares of S$0.50 each of the Company under Option under the aforesaid Share Option Plan, after accounting for 3,001,000 share options that were cancelled upon resignation of employees.

Performance Shares

The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company. During Q2 2003, 1,200,000 new awards of performance shares were granted while 800,000 awards were cancelled upon the resignation of a employee. As at 30 June 2003, there were 2,700,000 awards outstanding. Awards granted are only released when the pre-determined targets are achieved. To date, no release of awards has been made as the three-year performance cycle of the first grant of awards would end in 2004 and any release of performance shares would be made in 2005. The amount provided in the income statement for Q2 2003 is immaterial.

The details of the Performance Share Plan can be found in the 2002 Annual Report.

**2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by the Group's auditors.

**3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

**4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the financial statements as at 31 December 2002.

**5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Not applicable.

**6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

| | Group (Second Quarter) | | Group (Year-To-Date) | |
|---|---|---|---|---|
| | Q2 2003 | Q2 2002 | 30 Jun 2003 | 30 Jun 2002 |
| (a) Based on the weighted average number of ordinary shares on issue (cents) | 1.66 | 0.60 | 1.67 | 0.81 |
| (b) On fully diluted basis (cents) | 1.66 | 0.60 | 1.67 | 0.81 |

**7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year**

| | Group | | Company | |
|---|---|---|---|---|
| | 30 Jun 2003 | 31 Dec 2002 | 30 Jun 2003 | 31 Dec 2002 |
| | S$'000 | S$'000 | S$'000 | S$'000 |
| Net asset value* per ordinary share (S$) | 0.97 | 0.96 | 0.83 | 0.83 |

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

**8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on**

In Q2 2003, the lodging industry worldwide experienced a significant drop in demand as the SARS outbreak severely curtailed international travel that was already weakened by slower global economic growth and military conflict. According to the International Air Transport Association, worldwide air passage traffic declined by 18.5% in April 2003 and 21.0% in May 2003. Asia-Pacific routes were the hardest hit and experienced declines of 44.8% and 50.8% for the same periods.

Despite very difficult market conditions, the Group achieved a net profit attributable to shareholders (PATMI) of S$34.5 mil in Q2 2003, an almost two-fold increase over the S$12.5 mil recorded in Q2 2002. The increase was due mainly to the gain on the successful divestment of Raffles Brown's Hotel in London. On an operating basis excluding the net exceptional gain, the Group managed to achieve a positive PATMI of S$0.1 mil.

Hotels within the Group which were affected by SARS intensified their cost containment measures as there were limited opportunities to drive top-line revenue. These measures include reductions in staffing costs, implementation of accelerated vacation and no-pay leave, and rationalisation of Food & Beverage operations to improve yield. In cities where the Group's hotels were less impacted by SARS, besides cost reduction measures, these hotels also implemented aggressive sales strategies. These sales programmes were successful in increasing market shares and top-line revenues. These top-line initiatives and cost reduction measures help our hotels to preserve profitability. For the six months ended 30 June 2003, all our hotels remained profitable at the gross operating profit level.

(i) <u>A Refocused Demand - Driven Business Strategy</u>

In April 2003, the Group implemented the following three-pronged business strategy:

a) The Group's hotel operations were reorganised around its two distinctive brands, namely Raffles Hotels & Resorts and Swissotel Hotels & Resorts rather than by regions. This was to allow the Group to organise its resources to focus on its guests and to the development and promotion of its two highly competitive and distinctive brands. The restructuring resulted in a flatter organization which enabled the Group to be responsive to changes in the market place and demands of its customers. The two brands would be operated as distinct businesses with direct bottomline accountability.

b) The Group's costs and corporate support structures were restructured with the implementation of measures like outsourcing, job enlargement and rationalisation, shared services and central purchasing through the Group's procurement portal, HospitalityBex. These measures resulted in a leaner staffing structure at both hotels and corporate headquarters and greater operational efficiencies and cost savings throughout the Group.

c) The Group would focus on pursuing accretive growth through a mix of management contracts, leases and equity participation to expand its international hotel portfolio and would actively swap assets where appropriate to improve returns. The Group had been successful in pursuing this asset-light growth strategy and secured new management contracts for two existing hotels in Osaka, Japan and Bangkok, Thailand, without equity participation in April and June. In June, the Group successfully divested Raffles Brown's Hotel in London and realised a gain of S$33.4 mil (before tax and minority interests) and gross proceeds of S$158.3 mil. Although Raffles Brown's Hotel operated within standards of a deluxe hotel, the hotel would have lagged behind the quality of the present collection of distinguished landmark hotels under the Group's Raffles brand, unless substantial capital expenditure was invested to comprehensively upgrade the property. For the six months ended 30 June 2003, Raffles Brown's Hotel accounted for a net loss of S$0.5 mil to the Group's results.

The divestment of Raffles Brown's Hotel freed up substantial capital, which the Group could more effectively re-deploy to grow its hotel business internationally in gateway cities. After the divestment, the Group continues to have a presence in London through its management of Swissotel The Howard and its global footprint spans 32 major destinations across Asia, Australia, Europe, North America and South America.

This business strategy together with the various aggressive top-line initiatives to source replacement businesses, gave the Group resilience to navigate the difficult market conditions in Q2 2003.

(ii) **Turnover**

| | Group (Second Quarter) | | | | Group (Year-To-Date) | | | |
|---|---|---|---|---|---|---|---|---|
| | Q2 2003 | Q2 2002 | Incr / (decr) | | 30 Jun 2003 | 30 Jun 2002 | Incr / (decr) | |
| | S$'mil | S$'mil | S$'mil | % | S$'mil | S$'mil | S$'mil | % |
| Hotels & Resorts | 93.2 | 98.3 | (5.1) | (5) | 187.4 | 190.7 | (3.3) | (2) |
| Related Commercial Investment | 0.3 | 0.3 | - | - | 0.7 | 0.6 | 0.1 | 17 |
| **Total Turnover** | **93.5** | **98.6** | **(5.1)** | **(5)** | **188.1** | **191.3** | **(3.2)** | **(2)** |

In Q2 2003, the Group achieved a turnover of S$93.5 mil, a decline of S$5.1 mil or 5.2% over the same period last year from lower turnover from the Hotels and Resorts segment. This was the result of the full impact of the SARS outbreak which disrupted international travel coupled with weak travel and hospitality demand from slower economic growth. The decline was partly mitigated by the currency appreciation as the Group had significant turnover in Euro Dollar, Swiss Franc and Sterling Pound which appreciated against the Singapore Dollar. If the effects of exchange rate appreciation were excluded, turnover fell by S$13.9 mil or 14.1% when compared with Q2 2002.

With the 55% divestment of Tincel Properties which owns Raffles City Complex, the Group no longer consolidates the turnover of Tincel Properties. Turnover recorded by the Related Commercial Investment segment related to management fee earnings.

For the six months ended 30 June 2003, Group turnover declined by 1.7% and 9.6% if exchange rate effects were excluded compared with the same period last year as a result of lower turnover from the Hotels and Resorts segment.

(iii) **Profitability**

| | Group (Second Quarter) | | | | Group (Year-To-Date) | | | |
|---|---|---|---|---|---|---|---|---|
| | Q2 2003 | Q2 2002 | Incr / (decr) | | 30 Jun 2003 | 30 Jun 2002 | Incr / (decr) | |
| | S$'mil | S$'mil | S$'mil | % | S$'mil | S$'mil | S$'mil | % |
| **Earnings before interest, tax, depreciation & amortisaton (EBITDA)** | **58.1** | **32.1** | **26.0** | **81** | **77.9** | **60.1** | **17.8** | **30** |
| Comprising: | | | | | | | | |
| Hotels & Resorts (Note 1) | 10.8 | 15.9 | (5.1) | (32) | 20.1 | 26.9 | (6.8) | (25) |
| Related Commercial Investment (Note 2) | 7.2 | 7.1 | 0.1 | 1 | 16.3 | 13.7 | 2.6 | 19 |
| Net exceptional gains | 37.7 | 7.8 | 29.9 | 383 | 37.7 | 16.8 | 20.9 | 124 |
| Unallocated (Note 3) | 2.4 | 1.3 | 1.1 | 85 | 3.8 | 2.7 | 1.1 | 41 |
| **Profit after tax and minority interests attributable to shareholders (PATMI)** | **34.5** | **12.5** | **22.0** | **176** | **34.8** | **16.8** | **18.0** | **107** |

Notes:

(1) Hotels & Resorts includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

(2) Related Commercial Investment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and commercial segments. This was principally the net retail shops and commercial offices rental income for Raffles City Shopping Centre and Raffles City Tower.

(3) Unallocated relates mainly to interest income and exchange differences.

For Q2 2003, the Group achieved earnings before interest, tax, depreciation and amortisation (EBITDA) of S$58.1 mil, a 81.0% increase over Q2 2002. The significantly higher EBITDA was mainly attributable to the gain on divestment of Raffles Brown's Hotel.

EBITDA contribution from the Hotels & Resorts segment in Q2 2003 was S$5.1 mil lower than Q2 2002. This was mainly due to the lower contributions from the Group's two wholly or majority-owned hotels in Singapore which accounted for S$3.5 mil of the decrease, as a result of the full impact of the SARS outbreak. The Group was able to mitigate the impact of turnover decline of S$13.9 mil (excluding exchange rate effects) on EBITDA through the swift implementation of the various successful cost containment measures.

EBITDA from the Related Commercial Investment segment for the current quarter was marginally higher than Q2 2002.

For the six months ended 30 June 2003, Group EBITDA increased by S$17.8 mil or 29.6% compared with the same period in 2002.

The Group achieved a PATMI of S$34.5 mil for Q2 2003, a hefty 176.0% increase over Q2 2002. On an operating basis, excluding the net exceptional gain, the Group achieved a positive PATMI of S$0.1 mil despite very challenging operating conditions in Q2 2003.

For the six months ended 30 June 2003, the Group achieved a PATMI of S$34.8 mil, a 107.1% increase over the same period in 2002.

**(iv) Review of operating performance (Q2 2003 over Q2 2002)**

The Group's hotels and resorts are managed under two brands, namely

- Raffles Hotels & Resorts comprising 8 hotels & resorts.
- Swissotel Hotels & Resorts comprising 21 hotels & resorts.

Of the total of 29 operating hotels and resorts, 14 were wholly or majority-owned. 10 hotels are located in Asia-Pacific, 7 in the Americas, and 12 in Europe.

In Q2 2003, the Group achieved an overall RevPAR of S$126, a 19.4% decline compared with Q2 2002. This was mainly due to a decline in occupancy particularly in the Asia-Pacific hotels.

RevPAR for the Group declined in all regions broadly in line with those experienced by the industry as reported by Deloitte & Touche HotelBenchmark Survey and Smith Travel Research (STR).

Raffles Hotels & Resorts

Raffles Hotels & Resorts' portfolio comprised 8 hotels and resorts, of which 7 were wholly or majority-owned. 4 Raffles brand hotels are located in Asia-Pacific, 1 in the United States, and 3 in Europe.

In Q2 2003, Raffles Hotels & Resorts achieved an overall RevPAR of S$129, a decline of 17.6% compared with Q2 2002. This is due to a decline in average occupancy rate of 11.2 percentage points (ppt) but was mitigated by an increase in average room rate of 4.6%.

In Singapore, operating conditions were extremely challenging with the outbreak of SARS, and its impact was more severe than the Iraq war. Due to cancellations in corporate travel, meetings and conferences as well as group tours, combined RevPAR for Raffles Hotel and Raffles The Plaza declined 53.1%. However, in an extremely competitive market, the hotels traded at a RevPAR premium to its competitive set in Q2 2003. This was achieved through various innovative promotions such as the "1 for 1 Room Special", "Raffles COOL" package, and "Tropical Splendour Package" launched by the hotels to tap domestic business, to partially offset the decrease in international business.

In Cambodia, Raffles Hotel Le Royal and Raffles Grand Hotel d'Angkor were also impacted by travel cancellations to Asia following the SARS outbreak, though to a lesser degree than the hotels in Singapore. Combined RevPAR of both hotels declined by 44.4%, driven by an occupancy decline of 13.6 ppt. Main reasons for occupancy decline were the cancellations of bookings in both hotels primarily from the leisure individual and leisure groups from the US and shorter stays from regional meetings.

In Europe, Raffles Brown's Hotel in London experienced a RevPAR decline of 5.7%. The RevPAR in Raffles Hotel Vier Jahreszeiten in Germany declined by 5.0% over the same period. In Switzerland, RevPAR in Le Montreux Palace also declined by 8.2%, however, the hotel improved its room rate by 3.6% as a result of an increase from the high yield leisure individual market segment. The RevPAR decline experienced by these hotels was due to the lack of momentum in the recovery of demand by business travellers experienced by the lodging industry in Europe as a whole.

In the United States, RevPAR in Raffles L'Ermitage increased by 5.4%. The improvement in RevPAR was due to top-line gains particularly from the higher yielding leisure individual groups.

In general, leisure travel demand has shown more resilience and the Raffles brand hotels have increased business in the leisure individual segment to compensate for the contracted demand from corporate travel.

Swissotel Hotels & Resorts

Swissotel Hotels & Resorts' portfolio comprised 21 hotels, of which 5 were wholly or majority-owned and 2 were leased properties. 6 of Swissotel brand hotels are located in Asia-Pacific, 6 in the Americas and 9 in Europe.

In Q2 2003, Swissotel Hotels & Resorts achieved an overall RevPAR of S$126, a decline of 19.8% compared with Q2 2002, primarily attributable to the hotels in Asia-Pacific. This was due to a decline in occupancy of 16.2 ppt but compensated by an increase in room rate of 3.5%.

In spite of a weakened global economy, lower attendance at conferences and reduced stay patterns, several of the Swissotel brand hotels in Sydney, Chicago, Quito, Berlin and Gocek improved in their performance. The improved performance at Swissotel Quito was primarily attributable to the hotels upselling programmes in the last quarter, while at Swissotel Chicago, this was due to the addition of new corporate accounts in Q2 2003 and yield management in e-commerce channels. In Swissotel Berlin, a new aggressive and flexible rates strategy implemented at the end of Q1 2003 had enabled the hotel to improve market share in Q2 2003.

In Asia-Pacific, RevPAR in the Swissotel brand hotels declined by 50.1% as a result of softer demand in both corporate and leisure business travel, cancellations and travel disruptions, all principally related to SARS. The decline in RevPAR was mainly due to occupancy decline in the hotels located in SARS-affected countries, namely Singapore and China. In Singapore, to combat the impact of SARS, Swissotel The Stamford and Swissotel Merchant Court Singapore stimulated and tapped the domestic market with tactical promotions such as "1 for 1 Room Special" and "Free Treat on Us", which enabled the hotels to achieve a RevPAR premium relative to their competitive set in Q2 2003.

In China, the outbreak of SARS resulted in travel restrictions by the World Health Organisation, cancellation of flights and curtailment in both international as well as domestic travel. Group cancellations in both international corporate and tour group segments resulted in a RevPAR decline of 72.6% in the 2 hotels in China. However, Swissotel Beijing had improved its RevPAR ranking from 5th position in Q2 2002 to 3rd position in Q2 2003 due to aggressive rate management across all customer segments.

In Australia, Merchant Court Hotel Sydney achieved a RevPAR growth particularly from improved business in the local corporate and corporate meeting segments. This was despite a sharp decline in the Asian inbound market as well as a reduction in the number of flights into Australia, arising from SARS outbreak in Asia. Preliminary tourism statistics revealed that visitor arrivals into Australia declined by 8.2% for year-to-date May 2003 compared with the same period last year, and the decline in the month of May 2003 was 22.5%.

In London, despite a weak market, Swissotel The Howard experienced only a marginal RevPAR decline of 0.9%. Occupancy increased although rates had declined marginally.

In Germany, Swissotel Berlin performed well with a double-digit RevPAR growth. While occupancy increased in Swissotel Berlin and also Swissotel Dusseldorf, pressure on room rates resulted in combined RevPAR decline of 1.9%.

In The Netherlands, Swissotel Amsterdam experienced a RevPAR decline of 20.6%, due to lower occupancy and pressure on room rates arising from a softer demand in corporate travel.

In Switzerland, the hotel market was severely impacted by the general economic slowdown and the strengthening of the Swiss Franc. In particular, Swissotel Geneva and Swissotel Basel were impacted by lower attendance at major fairs and cancellations by business delegations from the Middle East. Swissotel brand hotels in Switzerland experienced a decline in RevPAR of 21.3%, due to decline in both room rates and occupancy.

In Middle East Mediterranean, Swissotel Gocek achieved an improvement in RevPAR of 24.0% mainly due to an increase in demand from local groups and leisure individual segments. RevPAR in Swissotel Istanbul declined by 16.2%, as a result of cancellations of corporate travel and leisure groups arising from the Iraq military conflict, although the hotel improved in its room rates.

In the United States, Swissotel Chicago hotel achieved a RevPAR growth of 8.3%, arising from the increase in room rate and occupancy with the addition of new corporate accounts. RevPAR in the Swissotel hotels in North America declined by 10.6%, as a result of US travel market having taken direct hits from the war in Iraq, SARS and domestic terrorism alerts, and slower recovery in business travel.

In South America, the combined RevPAR of Swissotel Quito and Swissotel Lima was in line with Q2 2002, with an increase in room rate of 8.2% but a decline in occupancy of 4.8 ppt.

**9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results**

In its Q1 2003 results announcement, it was stated that:

"As a result of the significant deterioration in operating conditions stemming from the Iraq war and SARS, it is currently difficult to accurately predict their flow through impact on business and the timing and impact of any recovery. In line with the current global economic and hospitality industry outlook, the Group expects operating conditions to remain very difficult in 2003. The Group expects Q2 2003 to be significantly affected by the effects of the Iraq war and SARS and performance of operations for the whole of 2003 to be lower compared with 2002."

The current announced results in relation to performance of operations are in line with the prospect statement disclosed to the shareholders in the last announcement. However, in view of the successful divestment of Raffles Brown's Hotel, profit attributable to shareholders for Q2 2003 improved by S$22.0 mil or 176.0% over Q2 2002.

**10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

The war in Iraq and the outbreak of SARS in Asia-Pacific have adversely impacted the already weakened demand for international travel and lodging. With the end of the Iraq war and the containment of SARS, while there are signs of some recovery in occupancy, the downward pressure on room rates is expected to continue. Operating conditions are expected to remain challenging for the rest of the year.

The key focus for the Group in the coming months is to continue to stringently manage costs and improve efficiency. At the same time, sales and marketing action plans will focus on maximizing production from existing accounts, pursuing new accounts, and the continuation of efforts to rapidly expand the important e-commerce channel.

In line with the global industry outlook, the Group expects Q3 2003 to continue to be impacted by the difficult operating conditions and the performance of operations for the whole of 2003 to be lower compared with 2002. The gain from the successful divestment of Raffles Brown's Hotel will contribute positively to the overall 2003 profit attributable to shareholders.

However, the improvement in operating leverage as a result of the various cost and business rationalization initiatives will position the Group well to benefit from future upturn in the global lodging industry.

**11. Dividend**

***(a) Current Financial Period Reported On***

Any dividend declared for the current financial period reported on? No

***(b) Corresponding Period of the Immediately Preceding Financial Year***

Any dividend declared for the corresponding period of the immediately preceding financial year? No

***(c) Date payable***

NA

***(d) Books closure date***

NA

**12. If no dividend has been declared / recommended, a statement to that effect**

NA

**13. Interested persons transactions disclosure pursuant to Shareholders' Mandate***

| Interested Party | Aggregate value of all interested person transactions during the financial quarter under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*) | Aggregate value of all interested person transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000) |
|---|---|---|
| | S$'000 | S$'000 |
| CapitaLand Limited Group | 20,000 | 900 |
| Singapore Technologies Pte Ltd Group | - | 1,212 |
| Temasek Holdings (Private) Limited Group | - | - |
| **Total** | **20,000** | **2,112** |

* As approved at Annual General Meeting on 16 April 2003.

*This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.*

**BY ORDER OF THE BOARD**

Emily Chin
Company Secretary
23 July 2003

## SHANGHAI XIN RUI PROPERTY DEVELOPMENT CO., LTD – COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that it has placed its 70% owned indirect subsidiary, Shanghai Xin Rui Property Development Co., Ltd ("Xin Rui"), a company incorporated in the People's Republic of China, under members' voluntary liquidation.

The remaining 30% of Xin Rui is owned by a party unrelated to the CapitaLand Group.

The liquidation of Xin Rui is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
24 July 2003

Submitted by Tan Wah Nam, Company Secretary on 24/07/2003 to the SGX

## ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today announced its unaudited results for the six months ended 30 June 2003.

For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.

Submitted by Jessica Lum, Assistant Company Secretary on 24/07/2003 to the SGX

82-4507


THE
ASCOTT
GROUP

# THE ASCOTT GROUP LIMITED
# UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

## 1(a)(i) INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2003

| | Note | GROUP 3 months ended 30 June 2003 S$'000 | GROUP 3 months ended 30 June 2002 S$'000 | % +/- | GROUP 6 months ended 30 June 2003 S$'000 | GROUP 6 months ended 30 June 2002 S$'000 | % +/- |
|---|---|---|---|---|---|---|---|
| **Revenue** | | **45,807** | **52,313** | -12 | **101,167** | **120,488** | -16 |
| Cost of sales | | (31,170) | (32,030) | -3 | (66,427) | (78,459) | -15 |
| Gross profit | | 14,637 | 20,283 | -28 | 34,740 | 42,029 | -17 |
| Other operating income | A.1 | 1,854 | 1,085 | +71 | 3,237 | 7,989 | -59 |
| Administrative expenses | A.2 | (10,305) | (12,608) | -18 | (19,888) | (24,790) | -20 |
| Other operating expenses | | (45) | (84) | -46 | (137) | (127) | +8 |
| **Profit from operations** | | **6,141** | **8,676** | -29 | **17,952** | **25,101** | -28 |
| Profit on disposal of discontinued operations | A.3 | 1 | 17,040 | nm | 2,187 | 17,040 | -87 |
| Exchange gain / (loss) | A.4 | 852 | (1,096) | +178 | (912) | 659 | -238 |
| Interest income | | 1,623 | 1,163 | +40 | 3,169 | 2,255 | +41 |
| Finance costs | A.5 | (5,730) | (5,530) | +4 | (10,317) | (11,451) | -10 |
| Share of profits/ (losses) of - associates | 1.1 | 68 | (469) | +114 | 12 | (1,612) | +101 |
| - jointly controlled entities | 1.1 | 5,003 | 396 | nm | 3,937 | 749 | +426 |
| **Profit before tax** | A.6 | **7,958** | **20,180** | -61 | **16,028** | **32,741** | -51 |
| Taxation | A.7 | (3,249) | (2,488) | +31 | (6,524) | (5,386) | +21 |
| **Profit after tax** | | **4,709** | **17,692** | -73 | **9,504** | **27,355** | -65 |
| Minority interests | | (441) | (4,117) | -89 | (1,048) | (4,462) | -77 |
| **Net Profit attributable to Shareholders** | | **4,268** | **13,575** | -69 | **8,456** | **22,893** | -63 |

**Note:** In prior years, the Group's revenue and other operating income included interest income from loans to associates and bank deposits and exchange gain. With effect from the current financial year, such interest income and exchange differences are re-presented as separate items on the face of the income statement. Accordingly, the comparative figures have been restated.

1(a)(ii) **Explanatory Notes to Income Statement**

**A.1 Other operating income**

Other operating income in 1H 2002 included a gain of S$5.8 million from the disposal of a 50% share of The Ascott Mayfair to a jointly controlled entity.

**A.2 Administrative expenses**

This comprises principally depreciation of property, plant and equipment, amortization of goodwill, personnel and related costs for support staff and office rental and maintenance.

**A.3 Profit on disposal of discontinued operations**

For 1H 2003, this relates to the gain arising from the disposal of its fixed assets in Scotts Picnic Food Court in March 2003. For 1H 2002, this relates to the gain arising from the sale of York Road Limited and LC Ventura (Tampines) Pte Ltd which owned the Ventura Place, offset by a loss arising from the sale of Costa Sands resorts.

**A.4 Exchange gain / (loss)**

The exchange loss for the period under review relates to the revaluation loss of shareholder's loan in the accounts of the Group's subsidiary in China, as a result of the strengthening of the Singapore Dollar against Reminbi.

**A.5 Finance costs**

Finance costs decreased by 10% to S$10.3 million due to lower interest rates achieved.

**A.6 Profit before taxation includes the following major items:**

| | GROUP 3 months ended 30 June | | | GROUP 6 months ended 30 June | | |
|---|---|---|---|---|---|---|
| | 2003 S$'000 | 2002 S$'000 | % +/- | 2003 S$'000 | 2002 S$'000 | % +/- |
| Depreciation and amortization^ | (5,866) | (8,073) | -27 | (11,885) | (15,819) | -25 |
| Staff Costs | (12,207) | (11,077) | +10 | (23,924) | (23,023) | +4 |
| Profits on the sale of residential properties | 10 | 39 | -74 | 1,530 | 720 | +113 |

^ The reduction in depreciation was mainly from Somerset Grand Shanghai, which was sold in August 2002.

**A.7 Adjustments for under or overprovision of tax in respect of prior years**

The Group's tax charge in 1H 2003 included a write-back for an overprovision of current tax of S$297,000 and deferred tax of S$16,000 in respect of prior years.

1(a)(iii) Additional disclosure

## 1.1 Share of Associates and Jointly Controlled Entities Results

| | ASSOCIATES 3 months ended 30 June 2003 S$'000 | ASSOCIATES 3 months ended 30 June 2002 S$'000 | % +/- | ASSOCIATES 6 months ended 30 June 2003 S$'000 | ASSOCIATES 6 months ended 30 June 2002 S$'000 | % +/- |
|---|---|---|---|---|---|---|
| Profit before interest, taxation, depreciation and amortization | 1,524 | 1,306 | | 2,432 | 1,760 | |
| Depreciation and amortization | (1,034) | (934) | | (1,458) | (2,041) | |
| Profit before interest and taxation | 490 | 372 | | 974 | (281) | |
| Finance costs | (422) | (841) | | (962) | (1,331) | |
| Profit before taxation | 68 | (469) | +114 | 12 | (1,612) | +101 |

The Group's share of results of associates was higher in 1H 2003 as compared to 1H 2002 due to improvement in the operating results of The Ascott, Beijing.

| | JOINTLY CONTROLLED ENTITIES 3 months ended 30 June 2003 S$'000 | JOINTLY CONTROLLED ENTITIES 3 months ended 30 June 2002 S$'000 | % +/- | JOINTLY CONTROLLED ENTITIES 6 months ended 30 June 2003 S$'000 | JOINTLY CONTROLLED ENTITIES 6 months ended 30 June 2002 S$'000 | % +/- |
|---|---|---|---|---|---|---|
| Profit before interest, taxation, depreciation and amortization | 15,006 | 2,682 | | 19,788 | 4,844 | |
| Depreciation and amortization | (3,672) | (562) | | (5,178) | (1,148) | |
| Profit before interest and taxation | 11,334 | 2,120 | | 14,610 | 3,696 | |
| Finance costs (net) | (6,331) | (1,724) | | (10,673) | (2,947) | |
| Profit before taxation | 5,003 | 396 | nm | 3,937 | 749 | +426 |

The Group's share of profits of jointly controlled entities in 1H 2003 was mainly from the new acquisition of the Citadines joint venture in Europe which was completed in February 2003 and gain arising from the sale of Kallista residences in Thailand, partly offset by losses from the Ascott-Dilmun joint venture in the UK.

1(b)(i) BALANCE SHEET AS AT 30 JUNE 2003

| | Note | GROUP 30.06.03 S$'000 | GROUP 31.12.02 S$'000 | COMPANY 30.06.03 S$'000 | COMPANY 31.12.02 S$'000 |
|---|---|---|---|---|---|
| **Non-Current Assets** | | | | | |
| Property, Plant and Equipment | | 454,316 | 468,850 | 2,625 | 3,145 |
| Investment Properties | | 861,308 | 862,493 | 330,000 | 330,000 |
| Properties under development | | 18,360 | 18,723 | - | - |
| Interest in Subsidiaries | | - | - | 323,842 | 323,842 |
| Interest in Associates | | 27,766 | 34,920 | 2,969 | 2,992 |
| Interest in Jointly Controlled Entities | B.1 | 329,004 | 131,998 | - | - |
| Long-term Investments | | 6,826 | 6,826 | - | - |
| Goodwill arising on Consolidation | | 9,140 | 6,732 | - | - |
| Deferred Tax Assets | | 3,003 | 2,935 | - | - |
| | | **1,709,723** | **1,533,477** | **659,436** | **659,979** |
| **Current Assets** | | | | | |
| Properties held for sale | | 28,051 | 33,721 | - | - |
| Inventories | | 1,009 | 669 | - | - |
| Trade and other receivables | | 186,690 | 205,146 | 163,959 | 139,779 |
| Other financial assets | | 74 | 58 | - | - |
| Cash and bank balances | | 82,587 | 81,689 | 1,044 | 1,241 |
| | | **298,411** | **321,283** | **165,003** | **141,020** |
| **Total Assets** | B.1 | **2,008,134** | **1,854,760** | **824,439** | **800,999** |
| Less: | | | | | |
| **Current Liabilities** | | | | | |
| Trade and other payables | | (113,698) | (136,750) | (136,627) | (90,521) |
| Bank overdrafts (unsecured) | | - | (1) | - | - |
| Bank loans - Current portion | | (345,558) | (350,736) | (90,250) | (93,250) |
| Unconsumed annual leave | | (1,278) | (1,214) | (292) | (292) |
| Current tax payable | | (14,001) | (15,656) | (2,855) | (2,407) |
| | | **(474,535)** | **(504,357)** | **(230,024)** | **(186,470)** |
| **Net Current Liabilities** | | **(176,124)** | **(183,074)** | **(65,021)** | **(45,450)** |
| | | **1,533,599** | **1,350,403** | **594,415** | **614,529** |
| Less: | | | | | |
| **Non-Current Liabilities** | | | | | |
| Loans and borrowings | b(ii) | (329,642) | (135,370) | (100,000) | (100,000) |
| Deferred income | | (7,486) | (7,871) | - | - |
| Deferred taxation | | (4,751) | (4,653) | (1,163) | (1,163) |
| | | **(341,879)** | **(147,894)** | **(101,163)** | **(101,163)** |
| | | **1,191,720** | **1,202,509** | **493,252** | **513,366** |
| Less: | | | | | |
| Minority interests | | (55,645) | (54,229) | - | - |
| Amounts due to minority shareholders | | (4,193) | - | - | - |
| | | **(59,838)** | **(54,229)** | **-** | **-** |
| **Net Assets** | | **1,131,882** | **1,148,280** | **493,252** | **513,366** |
| **Representing:-** | | | | | |
| Share Capital | | 309,918 | 309,918 | 309,918 | 309,918 |
| Share Premium | | 291,076 | 291,076 | 48,596 | 48,596 |
| Capital Reserves | | 586,951 | 589,698 | 113,831 | 113,831 |
| Currency Translation Reserve | | (9,054) | (6,286) | 91 | 831 |
| Accumulated Profits/(Losses) | | (47,009) | (36,126) | 20,816 | 40,190 |
| **Share Capital and Reserves** | | **1,131,882** | **1,148,280** | **493,252** | **513,366** |

82-4507

## Explanatory Notes to Balance Sheet

**B.1** * Total assets have increased by S$153 million to S$2.01 billion. The increase was mainly due to the acquisition of a 50% stake in the Citadines group in Europe. The acquisition was completed on 28 February 2003 and was financed wholly by bank borrowings.

## 1(b)(ii) GROUP BORROWINGS



| | As at 30.06.03 S$'000 | As at 31.12.02 S$'000 |
|---|---|---|
| Repayable in one year or less or on demand | | |
| - secured | 259,096 | 276,983 |
| - unsecured | 86,462 | 73,754 |
| | 345,558 | 350,737 |
| Repayable after one year | | |
| - secured | 208,642 | 135,068 |
| - unsecured | 121,000 | 302 |
| | 329,642 | 135,370 |
| Total | 675,200 | 486,107 |

### Details of Collateral

The borrowings of the Group are generally secured by:

- Mortgage on the borrowing subsidiaries' land and building, investment properties, properties under development or properties held for sale with an aggregate carrying value of S$623.5 million (31.12.02: S$623.8 million);
- Pledge of shares of a subsidiary;
- Pledge of fixed deposits of S$23.6 million (31.12.02 : S$20.1 million) of a subsidiary; and
- Assignment of all rights and benefits with respect to the properties.

82-4507

1(c) CASH FLOW STATEMENT

| | Note | 3 months ended 30.06.03 S$'000 | 3 months ended 30.06.02 S$'000 | 6 months ended 30.06.03 S$'000 | 6 months ended 30.06.02 S$'000 |
|---|---|---|---|---|---|
| **Operating Activities** | | | | | |
| Profit from ordinary activities before taxation | | 7,958 | 20,180 | 16,027 | 32,740 |
| Adjustments for | | | | | |
| Amortisation of goodwill | | 127 | 159 | 271 | 292 |
| Accretion of deferred income | | (579) | (384) | (1,176) | (814) |
| Depreciation of property, plant and equipment | | 5,739 | 7,914 | 1,614 | 15,526 |
| (Gain) / loss on disposal of | | | | | |
| - property, plant and equipment | | (1) | 5 | (2,137) | 4 |
| - property held for sale | | (10) | (528) | (1,530) | 747 |
| - interest in subsidiaries and associate | | - | (17,787) | - | (23,561) |
| Impairment loss on investments | | (3) | 9 | (15) | (3) |
| Interest income | | (1,623) | (1,163) | (3,168) | (2,255) |
| *Interest expense* | | 5,730 | 5,530 | 10,318 | 11,450 |
| Share of (profits) / losses of associates | | (68) | 469 | (12) | 1,611 |
| Share of profits of jointly controlled entities | | (5,003) | (396) | (3,937) | (749) |
| Write back of provision for development costs | | - | (145) | - | (2,101) |
| **Operating profit before working capital changes** | | **12,267** | **13,863** | **26,255** | **32,887** |
| Changes in working capital: | | | | | |
| Properties held for sale | | 1,992 | (737) | 9,299 | 8,377 |
| Trade and other receivables | | 9,604 | 15,302 | 3,293 | 9,943 |
| Other current assets | | (188) | 48 | (313) | (141) |
| Trade and other payables | | 323 | (7,620) | (11,678) | (23,964) |
| **Cash generated from operations** | | **23,998** | **20,856** | **26,856** | **27,102** |
| Income tax paid | | (3,189) | (7,898) | (6,008) | (12,575) |
| Proceeds from sale of golf memberships | | 472 | 369 | 1,016 | 1,033 |
| **Cash flow from operating activities** | | **21,281** | **13,327** | **21,864** | **15,560** |
| **Investing Activities** | | | | | |
| Interest received | | 1,621 | 1,161 | 3,168 | 2,255 |
| Dividends received from associate and jointly controlled entities | | 13,962 | - | 13,962 | - |
| Acquisition of property, plant and equipment | | (4,233) | (3,692) | (5,842) | (10,138) |
| Proceeds from disposal of property, plant and equipment | | 8 | 1,436 | 671 | 1,982 |
| Additions to investment properties and properties under development | | (565) | (432) | (571) | (7,792) |
| Acquisition of subsidiary | | (278) | - | (1,092) | - |
| Disposal of subsidiaries and associate | | - | 117,791 | - | 144,933 |
| Investment in jointly controlled entities | | (21,291) | - | (190,663) | (17,893) |
| Other investing cashflow | | 899 | (561) | 899 | (561) |
| **Cash flow from investing activities** | | **(9,877)** | **115,703** | **(179,468)** | **112,786** |
| **Financing Activities** | | | | | |
| Interest paid | | (5,730) | (5,530) | (10,318) | (11,894) |
| Dividends paid | | (20,477) | (24,170) | (20,477) | (24,170) |
| Proceeds / (repayment) from bank borrowings | | 17,510 | (64,394) | 189,444 | (299,586) |
| *Repayment of loans to minority shareholders* | | - | (11,912) | - | (11,912) |
| Other financing cashflow | | - | (633) | - | (633) |
| **Cash flow from financing activities** | | **(8,697)** | **(106,639)** | **158,649** | **(348,195)** |
| Net (decrease) / increase in cash and cash equivalents | | 2,707 | 22,391 | 1,045 | (219,849) |
| Cash and cash equivalents at beginning of period | | 80,179 | 115,988 | 81,689 | 358,225 |
| Effect of exchange rate changes on balances held in foreign currencies | | (299) | (813) | (147) | (810) |
| Cash and cash equivalents at end of period | | 82,587 | 137,566 | 82,587 | 137,566 |

82-4507

1(d)(i) STATEMENT OF CHANGES IN EQUITY

| | Note | GROUP 30.06.03 S$'000 | GROUP 30.06.02 S$'000 | COMPANY 30.06.03 S$'000 | COMPANY 30.06.02 S$'000 |
|---|---|---|---|---|---|
| **Share Capital** | | | | | |
| At 1 January, 31 March and 30 June | | 309,918 | 309,866 | 309,918 | 309,866 |
| **Share Premium** | | | | | |
| At 1 January, 31 March and 30 June | | 291,076 | 291,043 | 48,596 | 48,563 |
| **Revaluation Reserve** | | | | | |
| At 1 January | | 79,656 | 103,670 | 18,695 | 18,695 |
| Deficit on revaluation of investment properties / properties under development | | - | (4) | - | - |
| Realisation of revaluation surplus on disposal of investment properties / subsidiaries | | - | (4,546) | - | - |
| Share of deficit on revaluation of investment properties - jointly controlled entities | | (121) | (309) | - | - |
| Translation adjustment | | (106) | (30) | - | - |
| **At 31 March** | | 79,429 | 98,781 | 18,695 | 18,695 |
| Deficit on revaluation of investment properties / properties under development | | - | (2) | - | - |
| Share of deficit on revaluation of investment properties - jointly controlled entities | | (2,516) | (420) | - | - |
| Translation adjustment | | 2 | (54) | - | - |
| **At 30 June** | | 76,915 | 98,305 | 18,695 | 18,695 |
| **Reserve on Consolidation** | | | | | |
| At 1 January, 31 March and 30 June | | 13,264 | 17,332 | - | - |
| **Statutory Reserve** | | | | | |
| At 1 January and 31 March | | 168 | 175 | - | - |
| Translation adjustment | | (6) | (5) | - | - |
| **At 30 June** | | 162 | 170 | - | - |
| **Capital Reduction Reserve** | | | | | |
| At 1 January, 31 March and 30 June | | 95,136 | 95,136 | 95,136 | 95,136 |
| **Merger Reserve** | | | | | |
| At 1 January, 31 March and 30 June | | 396,000 | 396,000 | - | - |
| **Other Capital Reserve** | | | | | |
| At 1 January, 31 March and 30 June | | 5,474 | 5,474 | - | - |
| ***Foreign Currency Translation Reserve*** | | | | | |
| At 1 January | | (6,286) | 307 | 831 | 1,794 |
| Foreign currency translation differences | | (2,348) | (1,688) | 41 | (303) |
| At 31 March | | (8,634) | (1,381) | 872 | 1,491 |
| Foreign currency translation differences | | (420) | (3,333) | (781) | (316) |
| At 30 June | | (9,054) | (4,714) | 91 | 1,175 |
| **Revenue Reserve** | | | | | |
| At 1 January | | (36,126) | (42,517) | 40,190 | 41,264 |
| Profit for the first quarter | | 4,188 | 9,323 | (2,023) | 6,627 |
| At 31 March | | (31,938) | (33,194) | 38,167 | 47,891 |
| Profit for the second quarter | | 4,268 | 13,569 | 1,988 | (559) |
| Dividend paid | | (19,339) | (24,170) | (19,339) | (24,170) |
| At 30 June | | (47,009) | (43,795) | 20,816 | 23,162 |

82-4504

## 1(d)(ii) SHARE CAPITAL

Since the last financial year ended 31 December 2002, there has been no increase in the issued and paid-up capital of the Company.

### Share Options

Under The Ascott Share Option Plan (the "Plan"), options for 15,872,000 unissued shares of S$0.20 each were granted during the current period at the subscription price of S$0.321 per share:

| Option Category | No. of Holders | Option Period | No. of Unissued Shares Under Option |
|---|---|---|---|
| Group executives | 265 | 10 May 2004 to 9 May 2013 | 12,901,000 |
| Parent group executives | 185 | 10 May 2004 to 9 May 2013 | 2,221,000 |
| Non-executive directors | 6 | 10 May 2004 to 9 May 2008 | 750,000 |
| | 456 | | 15,872,000 |

As at 30 June 2003, there were 58,395,000 unissued ordinary shares of S$0.20 each of the Company under the Plan. This had taken into account 2,480,000 share options which were cancelled upon resignation of staff.

### Performance Shares

During the period under review, conditional awards amounting to 1.4 million performance shares were granted to four key executives of the Company for the performance qualifying period of 2003 to 2005.

No release of performance shares has been made as the three-year performance cycle for the first grant will end in 2004 and any release of performance shares will be in 2005.

As at 30 June 2003, conditional awards in respect of 3.2 million performance shares had been granted.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 ( Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2002.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Not applicable

6. **Earnings in cents per ordinary share based on profit attributable to Members of the Company**

| | GROUP 3 months ended 30.06.03 | 30.06.02 | GROUP 6 months ended 30.06.03 | 30.06.02 |
|---|---|---|---|---|
| (i) Based on existing issued share capital # | 0.28 | 0.88 | 0.55 | 1.48 |
| (ii) On a fully diluted basis + | 0.28 | 0.88 | 0.55 | 1.48 |

# Net earnings per share calculation is based on the share capital of 1,549,591,092 shares of S$0.20 each in issue in 1H 2003 (1H 2002: 1,549,330,092 shares).

+ The fully diluted earnings per share is based on the weighted average number of 1,549,975,949 and 1,549,956,544 shares of S$0.20 each in issue for 1H 2003 and 2Q 2003 respectively (1H 2002 and 2Q 2002: 1,550,486,839 shares). This is arrived at after taking into account the potential shares arising from the exercise of share options which would dilute the basic earnings per share.

7. **Net asset value per ordinary share (cents) @**

| | GROUP 30.06.03 | 31.12.02 |
|---|---|---|
| NAV per share | 73.0 | 74.1 |

@Net asset value per share calculation is based on the issued shares of 1,549,591,092 outstanding as at 30 June 2003 (31 December 2002: 1,549,591,092 shares).

## 8(i) GROUP PERFORMANCE REVIEW

The Group achieved a net profit before tax of S$16.0 million in 1H 2003. Net profit attributable to shareholders was S$8.5 million. Profit achieved in 2Q 2003 was S$4.3 million, which was marginally higher by S$0.1 million compared to 1Q 2003.

The net profit was 63% or S$14.4 million lower than the corresponding period last year principally due to higher divestments profits realized in 1H 2002. 1H 2002 profit was boosted by divestment gain of S$19 million from the assets restructuring and divestment activities. In 1H 2003, the Group realized a divestment profit of S$6.0 million; comprising S$2.2 million from the disposal of its non-core Scotts Picnic Foodcourt business in Kuala Lumpur and S$3.8 million from the sale of the Kallista residences in Bangkok.

In the period under review, the Iraq war and the outbreak of Severe Acute Respiratory Syndrome ('SARS') severely curtailed international travel with a number of countries experiencing significant cutback in business and tourist arrivals. This negatively impacted a number of the Group's serviced residence markets in 1H 2003; especially UK, Philippines and Singapore. Elsewhere in the Asia region, the Group's operations were less impacted. The diversified portfolios, longer stay profile of the Group's guests and growth from recent new investments enabled the Group to withstand the negative impact.

Despite the difficult and challenging environment, the operating EBITDA from our core serviced residence business continued to grow. On a same store basis, i.e. excluding new acquisition and disposal, and excluding the divestment gains but including our share of associates and jointly controlled entities' operating results, the operating EBITDA improved by S$1.5 million or 6% from the same period last year.

### Key Markets Review

In **Singapore**, the Group's serviced residences experienced drop in rates and occupancy of about 7 per cent as compared to the corresponding period last year. The SARS outbreak resulted in some pre-termination of leases and cancellation and postponement of bookings as businesses cutback on their staff travel to SARS affected areas. Business travel to Singapore has improved and is expected to continue to improve as SARS is now under control. The preventive health measures that the Group put in place and the "We Care" brand programme gave our guests comfort and re-assurance. Selective proactive marketing activities were also undertaken to capitalize on Singapore's reputation and ability to manage and contain the situation. This brought in new bookings from businesses relocating their staff to Singapore from other SARS affected countries and mitigated the impact of withdrawals and cancellations due to SARS.

The **South East Asia** markets proved more resilient and were less affected by the Iraq war and SARS outbreak due to longer-term leases. Vietnam and Thailand continued to experience strong occupancies averaging in the high 80% in our residences. In Thailand, a new management contract was secured for the Somerset Suwan in Bangkok, which commenced business operations in April 2003. Elsewhere in the region, our occupancies and rental rates in Indonesia showed improvement despite difficult operating conditions. Philippines on the other hand was negatively impacted by weak economic conditions and security concerns in the country. Malaysia continued to experience a slowdown in arrivals of corporate travellers but our properties were able to hold the occupancies in the 70% range and rental rates were maintained.

In **China**, our new serviced residences, which were opened for business in 2001, have stabilized their operations and are doing well in achieving occupancies of over 70% as compared to 66% in 1H 2002. In addition, the rental rates went up by 5 per cent. The outbreak of SARS thwarted the strong growth seen in the early part of the year with slowdown seen in new expatriate arrivals and some cancellations of bookings as businesses deferred travel and sending staff to SARS affected locations.

In **Australasia**, the market was not materially impacted by the outbreak of Iraq war and SARS. Rental rates of the Group's serviced residences went up by 2%. Market wide accommodation demand is anticipated to strengthen relative to the second quarter as a result of a number of government sponsored international advertising campaigns to attract the UK, US and Asian source markets.

In **UK**, average occupancy of the Group's serviced residences dipped by 8 percentage points and rental rates dropped by 11% due to a severe reduction in corporate travel resulting from the Iraq war and a sluggish global economy. In March/April, the hospitality industry as a whole in the UK experienced the most difficult times in the last 20 years. The other markets in **Europe** were less severely impacted.

## (ii) SEGMENT INFORMATION:- GROUP TURNOVER AND PROFIT ANALYSIS

| | Turnover 6 months ended 30.06.03 S$'000 | Turnover 6 months ended 30.06.02 S$'000 | 'EBIT'[1] 6 months ended 30.06.03 S$'000 | 'EBIT'[1] 6 months ended 30.06.02 S$'000 | 'EBITDA'[2] 6 months ended 30.06.03 S$'000 | 'EBITDA'[2] 6 months ended 30.06.02 S$'000 |
|---|---|---|---|---|---|---|
| **By Business Segments** | | | | | | |
| Serviced Residence | 71,592 | 76,087 | 22,140^ | 18,385* | 39,203^ | 34,337* |
| Retail | 17,445 | 19,487 | 9,015 | 10,629 | 10,145 | 11,717 |
| Residential & Others | 12,130 | 24,914 | 2,381 | (497) | 2,709 | 1,470 |
| | 101,167 | 120,488 | 33,536 | 28,517 | 52,057 | 47,524 |
| **By Region** | | | | | | |
| Singapore | 36,895 | 48,841 | 6,936 | 10,791 | 8,800 | 13,636 |
| Asia (excluding Singapore)[3] | 38,869 | 43,790 | 19,167^ | 12,037 | 30,983^ | 27,442 |
| Australia and New Zealand | 21,246 | 26,833 | (633) | (912) | 33 | (300) |
| Europe | 4,157 | 1,024 | 8,066 | 6,601* | 12,241 | 6,746* |
| | 101,167 | 120,488 | 33,536 | 28,517 | 52,057 | 47,524 |

[1] *EBIT is the Operating earnings, before interest income, exchange differences, finance costs and tax. It includes the Group's share of the EBIT of associates and jointly controlled entities. The comparative figures have been restated on the same basis.*

[2] *EBITDA is the Operating earnings, before interest income, exchange differences, finance costs, tax depreciation and amortisation. It includes the Group's share of the EBITDA of associates and jointly controlled entities. The comparative figures have been restated on the same basis.*

[3] *The Asia operations refer to the Group's operations in Indonesia, Malaysia, Philippines, People's Republic of China, Thailand and Vietnam.*

**Notes**

*The EBITDA/EBIT in 2002 includes the gain of S$5.8 million from the disposal of a 50% share of The Ascott Mayfair to a joint venture. This was previously reported under Singapore based on the country of incorporation. It has now been restated to reflect the country where the business activities were carried out.

^The EBITDA/EBIT in 2003 includes the gain of S$3.8 million from the sale of Kallista residences in Thailand.

(a) Turnover Analysis

(i) 2Q 2003 vs 2Q 2002

| S$'000 | 2Q 2003 | 2Q 2002 | Growth | |
|---|---|---|---|---|
| Serviced Residence | 34,100 | 37,554 | (3,454) | -9% |
| Retail | 8,113 | 9,693 | (1,580) | -16% |
| Residential & Others | 3,594 | 5,066 | (1,472) | -29% |
| Total | 45,807 | 52,313 | (6,506) | -12% |

Turnover for the serviced residence sector was S$3.5 million lower than 2Q 2002 due to the exclusion of Somerset Grand Shanghai which was sold and operated as a management contract in August 2002. Excluding the contribution from Somerset Grand Shanghai, turnover for 2Q 2003 on a same-store basis increased by 3% or S$0.9 million. The growth was from China, Vietnam and Indonesia serviced residences, partly offset by lower contribution from the Singapore and Philippines operations.

Turnover for the retail sector was 16% or S$1.6 million lower than 2Q 2002. This was attributable to the sale of Cuppage Terrace in August 2002 and lower contribution from Liang Court Shopping Centre.

The "residential and others" sector's turnover was 29% or S$1.5 million lower than 2Q 2002. The drop in turnover was mainly due to a lower number of residential units sold in the Colonnades project in Australia and 9 Nassim project in Singapore.

Overall, the Group's turnover for 2Q 2003 decreased by 12% or S$6.5 million to S$45.8 million as compared to the corresponding period last year, attributable mainly to exclusion of sales contribution from businesses sold in 2002.

(ii) 1H 2003 vs 1H 2002

| S$'000 | 1H 2003 | 1H 2002 | Growth | |
|---|---|---|---|---|
| Serviced Residence | 71,592 | 76,087 | (4,495) | -6% |
| Retail | 17,445 | 19,487 | (2,042) | -10% |
| Residential & Others | 12,130 | 24,914 | (12,784) | -51% |
| Total | 101,167 | 120,488 | (19,321) | -16% |

The serviced residence sector's turnover in 1H 2003 declined by 6% or S$4.5 million. Excluding the contribution from Somerset Grand Shanghai, turnover for 1H 2003 increased by 6% or S$4.3 million. This was mainly due to improved performance from the serviced residences in China, Indonesia and Thailand offset by lower contribution from Singapore and Philippines serviced residences.

Turnover for the retail sector decreased by 10% or S$2 million. This was attributable to the sale of Cuppage Terrace in August 2002 and lower contribution from Liang Court Shopping Centre, offset by improved rentals achieved from the remaining retail malls, the People's Parade in Wuhan and the Scotts Shopping Centre in Singapore.

Turnover for the "residential and others" sector decreased by S$12.8 million due to lower sale of units in the Colonnades and 9 Nassim projects and the disposal sale of Costa Sands resorts in July 2002.

Compared to 1H 2002, the Group's turnover for 1H 2003 decreased by 16% or S$19.3 million to S$101.2 million. This was attributable mainly to lower contribution from the "residential and others" sector.

(b) EBITDA Analysis

(i) 2Q 2003 vs 2Q 2002

| S$'000 | 2Q 2003 | 2Q 2002 | Growth | |
|---|---|---|---|---|
| Serviced Residence | 23,669 | 14,810 | 8,859 | 60% |
| Retail | 4,270 | 5,803 | (1,533) | -26% |
| Residential & Others | 600 | 123 | 477 | 388% |
| Total | 28,539 | 20,736 | 7,803 | 38% |

EBITDA of the serviced residence sector in 2Q 2003 increased by S$8.9 million to S$23.7 million. Excluding the EBITDA contribution from Somerset Grand Shanghai in 2Q 2002 of S$2.8 million, EBITDA for 2Q 2003 increased by 98% or S$11.7 million. This was mainly contributed by the new acquisition in Europe amounting to S$8.5 million, gain of S$3.8 million arising from the sale of Kallista residences and higher contribution from the serviced residences in China, Thailand, Vietnam and New Zealand, partly offset by weaker performance from the Singapore and UK serviced residences.

EBITDA of the retail sector in 2Q 2003 decreased by 26% compared to the corresponding period in 2002. Excluding the contribution from Cuppage Terrace in 2Q 2002 of S$0.4 million, EBITDA for 2Q 2003 decreased by S$1.1 million or 20% as compared to 2Q 2002. This was mainly due to lower contribution from Liang Court Shopping Centre, offset by improved rental income from Scotts Shopping Centre.

EBITDA of the "residential and others" sector in 2Q 2003 increased by 388% or S$0.5 million. Excluding the divestment loss of S$0.7 million arising from the sale of Costa Sands resorts, EBITDA for 2Q 2003 decreased by 31% or S$0.3 million. This was due mainly to lower sale of unit of the 9 Nassim residential project.

Overall, the Group's EBITDA increased by 38% or S$7.8 million to S$28.5 million compared to S$20.7 million in 2Q 2002.

(ii) 1H 2003 vs 1H 2002

| S$'000 | 1H 2003 | 1H 2002 | Growth | |
|---|---|---|---|---|
| Serviced Residence | 39,203 | 34,337 | 4,866 | 14% |
| Retail | 10,145 | 11,717 | (1,572) | -13% |
| Residential & Others | 2,709 | 1,470 | 1,239 | 84% |
| Total | 52,057 | 47,524 | 4,533 | 10% |

EBITDA of the serviced residence sector increased by 14% or S$4.9 million to S$39.2 million. Excluding the contribution from Somerset Grand Shanghai and the gain arising from the sale of The Ascott Mayfair, EBITDA for 1H 2003 increased by 69% or S$16 million. The increase was mainly contributed by the new acquisition in Europe amounting to S$11.5 million and the gain of S$3.8 million arising from the sale of Kallista residences. The balance was contributed by improved performance in China, Thailand, New Zealand and Vietnam partly offset by weaker performance from the Singapore and UK serviced residences.

The EBITDA of the retail sector decreased by 13% from S$11.7 million to S$10.1 million. This was because of the sale of Cuppage Terrace in August 2002 and lower contribution from Liang Court Shopping Centre, offset by improved occupancy and rental rates achieved by Scotts Shopping Centre.

The EBITDA of the "residential and others" sector increased by 84% or S$1.2 million. Excluding the loss arising from the sale of Costa Sands resorts, EBITDA for 1H 2003 increased by 22% or S$0.5 million. This was contributed mainly by the sale of the residential unit in 9 Nassim development.

Overall, the Group's EBITDA increased by S$4.5 million or 10%, mainly contributed by growth in the serviced residence sector.

(c) Profit Attributable to Members of the Company

(i) 2Q 2003 vs 2Q2002

For 2Q 2003, the Group's attributable profit decreased by S$9.3 million to S$4.3 million compared to a profit of S$13.6 million in 2Q 2002. Excluding the divestment gain in 2Q 2003 and 2Q 2002 of S$3.8 million and S$13.3 million respectively, attributable profit for 2Q 2003 was S$0.1 million higher than 2Q 2002. This was achieved despite the difficult operating conditions for the hospitality industry due to the impact of SARS and the Iraq war.

(ii) 1H 2003 vs 1H 2002

The SARS outbreak and the Iraq war negatively impacted a number of the Group's serviced residence markets in 1H 2003, principally in the UK, Philippines and Singapore. Excluding the divestment gains from sales of the Group's assets amounting to S$6 million in 1H 2003 and S$19 million in 1H 2002, the Group's attributable profit from operations for 1H 2003 decreased by S$1.4 million to S$2.5 million compared to S$3.9 million for 1H 2002.

In the opinion of the directors, no item, transaction or event of a material or unusual nature has occurred between 30 June 2003 and the date of this report which would materially affect the results of the operations of the Group and of the Company for 1H 2003.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results**

None

10. **CURRENT YEAR'S PROSPECTS**

The business outlook in the major cities in which the Group operates is improving as the SARS outbreak has been contained.

In the first 2 weeks of July, we have seen occupancies at our serviced residences in the major markets we operate in improve over June as travel activities begin to pick up momentum.

Barring any unforeseen circumstances, 3Q 2003 and FY 2003 are expected to be profitable although the profit this year is expected to be lower than last year as FY 2002 profit was underpinned by higher divestment gains.

11. **DIVIDENDS**

No interim dividend for the period ended 30 June 2003 is recommended.

## 12. INTERESTED PERSON TRANSACTIONS

| Name of Interested Person | Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920) | Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000) |
|---|---|---|
| | S$'000 | S$'000 |
| **CapitaLand Limited & its associates** | | |
| **- Project management** | - | 287 |
| **STPL & its associates** | | |
| **- Software licences** | - | 103 |

During the period under review, there were no joint ventures with interested persons.

* The aggregate value is for the contract period.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Shan Tjio
Company Secretary

Singapore
24 July 2003



THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

July 24, 2003
**For Immediate Release**
Contact:
Ida Lim (65) 9628 8339
Tay Cheng Cheng (65) 9010 0627

## NEWS RELEASE

## Ascott Achieves S$8.5 Million Net Profit For First Half 2003

| Group | 1H 2003 (S$ million) | 1H 2002 (S$ million) | Change % |
|---|---|---|---|
| Turnover | 101.2 | 120.5 | -16 |
| EBITDA | 52.1 | 47.5 | +10 |
| Profit Before Tax | 16.0 | 32.7 | -51 |
| Profit Attributable to Shareholders | 8.5 | 22.9 | -63 |
| Earnings per share (diluted) | 0.55 cents | 1.48 cents | |
| Net asset value per share | *End June 2003* 73.0 cents | *End Dec 2002* 74.1 cents | |

**Singapore July 24, 2003** -- The Ascott Group, the largest international serviced residence operator in Asia Pacific and Europe, today reported first half 2003 net profit of S$8.5 million, and profit before tax of S$16.0 million.

Net profit was 63 per cent lower than in first half 2002, due to higher divestment gains last year. First half 2002 profit had included one-off gains of S$19.0 million from asset restructuring and divestment activities. Excluding asset sale gains, first half 2003 profit slipped S$1.4 million to S$2.5 million.

Group EBITDA increased 10 per cent or S$4.5 million, mainly due to higher growth in the serviced residence sector. The growth was despite difficult operating conditions for the hospitality industry with the Iraq war and SARS outbreak.

- more -

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

82-4507



Ascott's serviced residence EBITDA rose 14 per cent to S$39.2 million in first half 2003. The increase included a S$11.5 million contribution from Citadines Group, which Ascott acquired at end February, and a S$3.8 million asset sale gain. The increase over the first half 2002 was also due to the improved performance of Ascott's residences in China, Thailand, Vietnam and New Zealand.

**Key Markets**

Mr Eugene Lai, Ascott's chief executive officer, said the Iraq war and SARS outbreak negatively impacted the group's business in UK and Singapore. Compared to the first half last year, occupancies at its UK residences fell eight percentage points. At its Singapore properties, occupancies in the second quarter dipped 12 percentage points compared to the first quarter this year.

However, by mid July, the occupancies had recovered to the first half 2002 levels in the UK, and close to the first quarter 2003 levels in Singapore.

Mr Lai added: "Overall, our serviced residence business was resilient due to the longer stay profile of our guests, our diversified portfolio and growth from new investments.

"In SARS-affected Vietnam and China, the occupancies of our properties dropped slightly in April and May. But by mid-July, our occupancies in Vietnam had recovered to 93 per cent, and in China, to 74 per cent, exceeding our first quarter levels."

Mr Lai said the outlook of the major cities in which Ascott operates is improving, and the occupancies of its properties in most countries have increased since June. The next quarter and 2003 are expected to be profitable, although profit this year will be less than last year's due to higher divestment gains in 2002.

**Strategy For Next Five Years**

Mr Lai added that Ascott had made significant progress in achieving its five-year plan set in 2000, and is now positioned to enter the next phase of its development.

"Our new five-year plan maps our drive to become the top international serviced residence company by 2008, in terms of financial performance and internationally recognised brands," he said.

"Our key goals include strengthening the quality of our customer base, becoming the top serviced residence operator and brand in every market we operate, and strengthening our infrastructure and team."

Mr Lai added: "Given our recent rapid growth, we will focus on consolidation in the near term. Thereafter, we aim to grow to 22,500 units by 2008, harnessing scale to improve future profitability. We target to divest our remaining S$470.0 million non-core assets by end 2005, subject to getting fair value."

---

**Issued by :** **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : July 24, 2003

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

---

**ABOUT THE ASCOTT GROUP**

**The Ascott Group** is a leading international serviced residence company with serviced residence units spanning the gateway cities of Europe, Southeast Asia, North Asia and Australasia.

Ascott's global presence comprises 13,500 serviced residence units in more than 110 properties across 37 cities in 15 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; and Sydney, Melbourne and Auckland in Australasia.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at *www.the-ascott.com*.

- End -


THE
ASCOTT
GROUP



# Media & Analysts Briefing
## Half Year 2003 Results

- Financial Results
- Operations & Investment Review
- Outlook
- Strategy

# FINANCIAL HIGHLIGHTS

| S$m | 1H 2003 | 1H 2002 | % CHG |
|---|---|---|---|
| Group Turnover | 101.2 | 120.5 | -16% |
| Serviced Residence | 71.6 | 76.1 | - 6% |
| Retail & Others | 29.6 | 44.4 | - 33% |
| Group EBITDA | 52.1 | 47.5 | +10% |
| Serviced Residence | 39.2 | 34.3 | +14% |
| Retail & Others | 12.9 | 13.2 | - 3% |
| Net Profit before tax | 16.0 | 32.7 | - 51% |
| Net Profit attributable to shareholders | 8.5 | 22.9 | - 63% |
| Divestment Profit | 6.0 | 19.0 | - 68% |
| Earnings per share (cts) | 0.55 | 1.48 | - 63% |
| NAV per share (cts) | 73.0 | 74.1 | - 1% |
| Return on Equity (%) | 1.5 | 3.9 | - 62% |
| Debt Equity Ratio | 0.50 | 0.42 | + 19% |

# GROUP TURNOVER
## - BY BUSINESS SEGMENTS


THE ASCOTT GROUP
S$M
80
70
60
50
40
30
20
10
0
- 6%
71.6
76.1
67.3
Total:
101.2
120.5
- 16%
Contribution from
divested assets
- 10%
17.4
19.5
18.6
- 51%
24.9
12.1
20.4
Serviced Residence
Retail
Residential & Others
1H 2003
1H 2002
1H 2003
Retail 17%
Serviced Residence 71%
1H 2002
Residential & Others 21%
Retail 16%
Serviced Residence 63%


THE ASCOTT GROUP
SERVICED RESIDENCE TURNOVER
– BY REGION
S$m
Including associates and mgt contracts
80
70
60
50
40
30
20
10
0
18.5
20.7
34.2
31.2
45.5
41.9
17.7
17.5
26.5
12.5
67.9
S'pore
China
SE Asia
Australasia
UK
Europe
Subsidiaries 1H 2003
Subsidiaries 1H 2002
Assoc & Mged 1H 2003
Assoc & Mged 1H 2002

# INCOME STATEMENT

| S$m | 1H 2003 | 1H2002 | % CHG |
|---|---|---|---|
| GROUP EBITDA - Operating | 48.3 | 41.7 | + 16% |
| - Assets Sales | 3.8 | 5.8 | - 34% |
| Divestment Gain (Non-Core Assets) | 2.2 | 17.0 | -87% |
| Exchange Gain/(Loss) | (0.9) | 0.7 | nm |
| Depreciation & Amortisation | (18.5) | (19.0) | - 3% |
| Interest Expense (Net) | (18.8) | (13.5) | + 39% |
| Profit before Tax & MI | 16.0 | 32.7 | - 51% |
| Taxation | (6.5) | (5.4) | + 20% |
| Profit after Tax before MI | 9.5 | 27.3 | - 65% |
| Minority Interests | (1.0) | (4.4) | - 77% |
| Net Profit Attributable to Shareholders | 8.5 | 22.9 | - 63% |
| Return on Equity | 1.5% | 3.9% | |

# GROUP EBITDA - BY BUSINESS SEGMENTS



THE ASCOTT GROUP
S$m
45
40
35
30
25
20
15
10
5
0
New Investment
39.2
35.4
23.6
34.3
28.5
23.2
+ 14%
Gains from Assets Sales
Divested assets
- 13%
10.2
11.7
+ 84%
2.7
1.5
Total
52.0
47.5 +10%
Serviced Residence
Retail
Residential & Others
EBITDA 1H 2003
EBITDA 1H 2002

THE ASCOTT GROUP

# SERVICED RESIDENCE OPERATING EBITDA – BY REGIONAL CLUSTERS




S$m
20
15
10
5
0
-5
Including associates & JV
(Excludes divestment gains and corporate costs)
7
9.6
5.5
8.4
Divested assets
3.1
19.4
17.6
0
-0.3
12.3
1.5
S'pore
China
SE Asia
Australasia
UK & Europe
Subsidiaries 1H 2003
Assoc & Mged 1H 2003
Subsidiaries 1H 2002
Assoc & Mged 1H 2002

# GROUP DEBT


THE ASCOTT GROUP
S$m
Net Borrowings
1,200
1,000
800
600
400
200
5.0
4.0
3.0
2.0
1.0
0.0
1,104
663
404
593
2.
2.6
4.8
3.3
0.79
0.52
0.34
0.5
2000
2001
2002
1H2003
Net Debt
Interest Cover
(EBITDA / Interest)
Debt-Equity Ratio

# Serviced Residence Business – Resilient

- **Serviced Residence business model**
  - Long stay guests
  - Corporate executives on business assignments / projects

- **Ascott business model**
  - Diversification across regions / economies - 37 cities, 15 countries
  - Global account management, multinational company clients


THE
ASCOTT
GROUP

# Timely Management Action – Contains SARS Negative Impact

| | Occupancy | | |
|---|---|---|---|
| | **Q1 2003** | **Lowest Point**<br>Jan to Mid July | **Mid July** |
| **Singapore** | 71% | May - 55%<br>Revpar 26% down from Q1 | 70%<br>Revpar 6% down from Q1 |
| **China**<br>(Beijing, Shanghai, Tianjin) | 72% | May - 65%<br>Revpar 14% down from Q1 | 74%<br>Revpar 3% down from Q1 |
| **Vietnam**<br>(Hanoi, HCMC) | 91% | Apr - 86%<br>Revpar 3% down from Q1 | 93%<br>Revpar 1% down from Q1 |

THE ASCOTT GROUP

# Serviced Residence Revenue


All Properties
Same Store Basis
S$m
200
150
100
50
0
195.7
112.4
111
107
115.8
112.4
107
107
Revenue
Revpar
1H 2003
1H 2002

**Systemwide, excludes corporate leasing properties**

**Citadines revenue is from March 2003**


THE
ASCOTT
GROUP

# Serviced Residence GOP / EBITDAR Margin

## All Properties

| % | GOP Margin | EBITDAR* Margin |
|---|---|---|
| 1H 2003 | 58 | 46 |
| 1H 2002 | 58 | 46 |

## Same Store Basis

| % | GOP Margin | EBITDAR* Margin |
|---|---|---|
| 1H 2003 | 57 | 43 |
| 1H 2002 | 58 | 46 |

Systemwide, excludes corporate leasing properties

Citadines revenue is from March 2003

*EBITDAR – Earnings before interest, tax, depreciation, amortisation, and rental (for leased properties)


THE
ASCOTT
GROUP

# Serviced Residence Ave Occupancy

1H 2003
1H 2002
Estimated Market Average Occupancy
Same Store
%
100
90
80
70
60
50
72
74
85
70
93
80
87
63
64
91
87
Kuala Lumpur
Jakarta
Bangkok
Manila
HCMC & Hanoi

Systemwide, excludes corporate leasing properties


THE
ASCOTT
GROUP

# Serviced Residence Average Occupancy

%
80
70
60
50
40
1H 2003
Estimated Market Average Occupancy
1H 2002
65
71
70
66
70
69
50
64
S'pore
Beijing & Shanghai
Melbourne & Sydney
London

Systemwide, excludes corporate leasing properties


THE
ASCOTT
GROUP

# Serviced Residence Ave Daily Rates

S$
160
140
120
100
80
60
40
1H 2003
1H 2002
Estimated Market Average Daily Rates
Same Store
144
133
130
133
62
60
89
84
91
129
127
Kuala Lumpur
Jakarta
Bangkok
Manila
HCMC & Hanoi

Systemwide, excludes corporate leasing properties


THE
ASCOTT
GROUP

# Serviced Residence Ave Daily Rates

1H 2003
1H 2002
Estimated Market Average Daily Rates
Same Store
S$
350
300
250
200
150
100
162
175
188
175
142
146
307
294
316
S'pore
Beijing & Shanghai
Melbourne & Sydney
London

Systemwide, excludes corporate leasing properties


THE
ASCOTT
GROUP

# Serviced Residence Openings

| **Properties Opened 1H 2003** | Units |
|---|---|
| Somerset Azabu East, Tokyo | 79 |
| Somerset Suwan Park View, Bangkok | 152 |
| Somerset Bayswater, London | 195 |

| **To Open 2H 2003** | |
|---|---|
| Somerset Botanic Gardens, Melbourne | 127 |
| Somerset North Ryde, Sydney | 173 |
| Somerset on Elizabeth, Melbourne | 135 |


THE
ASCOTT
GROUP



# 1H 2003 Investment Highlights

- Major Europe expansion (over 5,100 units)
  - Completed 50% Citadines acquisition end Feb
  - Now over 13,500 units in over 110 properties, 37 cities, 15 countries

- New management contracts / investments (375 units)
  - 96-unit Somerset Bukit Ceylon, Kuala Lumpur
  - 152-unit Somerset Suwan Park View, Bangkok
  - 127-unit Somerset Botanic Gardens, Melbourne

- Asset restructuring
  - Non-core divestment – KLCC Food Court, Kuala Lumpur
  - Core-asset restructuring – Kallista Residences, Bangkok

THE ASCOTT GROUP

# Outlook

- 3Q operating performance expected to improve, with SARS situation under control
- Barring unforeseen circumstances, 3Q and 2003 expected to be profitable
- But 2003 profit expected to be lower than 2002 profit, due to higher divestment gains in 2002


THE
ASCOTT
GROUP

# Strategy - Background

- In November 2000, after Ascott-Somerset merger, a 5-year strategic plan was drawn up
- Strategy focused on achieving 'pure play', high growth, diversification into developed markets. We have made significant progress on the strategy
  - Grown from 6,000 to 13,500 units; become largest serviced residence operator in Asia Pacific, Europe
  - Lightened asset base by divesting 60% of non-core assets (S$904m); and selling S$180m serviced residence assets with management contracts retained
  - Achieved asset light growth - management contracts and leases grew from 22% to 47% of serviced residence portfolio
  - Re-weighted portfolio in favour of developed markets. Serviced residence units in developed countries grew from 22% to 62% of portfolio


THE
ASCOTT
GROUP




# Going from Good to Great

- With this achievement, we are now positioned to enter the next phase of our development – going from Good to Great
- We will focus on improving
  - Financial performance - profitability, ROE
  - Quality of our company - product, service and brand consistency - infrastructure and team
- After a period of consolidation, we will resume high growth
  - Significant potential as we are still not represented / under represented in many markets
  - Driver of future profit growth
  - Greater scale necessary to achieve our vision
- We will target to divest remaining non-core assets (S$470m) by end 2005, subject to getting fair value


THE
ASCOTT
GROUP

# Vision

**To be the leading international serviced residence company**

as measured by our

- Superior financial performance in terms of profitability, ROE
- Leading internationally recognised brands


THE
ASCOTT
GROUP

# Goals

- **To achieve our vision, we have set these five-year goals** (by 2008)

1) **Build a strong customer base of top companies**
   - International : 600 of the top Global 1000 companies should be repeat customers in multiple locations
   - National : Majority of top national companies shall be repeat customers in each market
   - Be the preferred provider to most of these customers

2) **Be the top serviced residence operator in every market we operate**
   - Lead our competitive set in occupancy, rates
   - Be an efficient cost provider

3) **Be the top serviced residence brand in every market we operate** in terms of
   - Brand awareness
   - Product & service quality and consistency
   - Brand premium

   *(Brand awareness; Product & service quality and consistency) — As measured by independent customer surveys*


THE
ASCOTT
GROUP



# Goals

4) **Grow to 22,500 units by 2008, and achieve scale in every location we operate**
   - Continue to focus on Asia Pacific, Europe
   - Eventually penetrate US
   - Asset light growth
   - However, in the near term, priority to be on consolidation, not high growth

5) **Achieve 'best in class' infrastructure and team**
   - Our employees should be highly regarded
   - Our compensation should be highly competitive
   - Staff turnover should be below industry standards
   - IT, systems and standards

CAPITALAND LIMITED

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pd

Submitted by Jessica Lum, Assistant Company Secretary on 28/07/2003 to the SGX

MASNET No. 61 OF 28.07.2003
Announcement No. 61

**CAPITAMALL TRUST**

## PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST

The Board of Directors of CapitaMall Trust Management Limited (the "Company") wishes to announce that the Company, being the manager of CapitaMall Trust ("CMT"), has on 28 July 2003 received 647,588 units in CMT issued at a price of S$0.96 per unit, as payment of the performance component of the management fee for the period 1 April 2003 to 30 June 2003. This manner of payment of the performance component of the management fees in units was disclosed in the Prospectus dated 28 June 2002 issued by the Company in the initial public offering of CMT. With this payment, the Company's holding of units in CMT is 2,566,259 units.

By Order of the Board
CapitaMall Trust Management Limited

Winnie Tan
Company Secretary
28 July 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited on 28/07/2003 to the SGX

## ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "AUSTRALAND POSTS STRONG HALF YEAR PROFIT AND FORECASTS 10% PROFIT INCREASE FOR THE 2003 FULL YEAR"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today announced its results for the half year ended 30 June 2003.

For details, please refer to the announcement posted by AHL on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 29/07/2003 to the SGX



ASX ANNOUNCEMENT

29 July 2003

## AUSTRALAND POSTS STRONG HALF YEAR PROFIT AND FORECASTS 10% PROFIT INCREASE FOR THE 2003 FULL YEAR

Australand Holdings Limited has today announced a net profit after tax of $41.2 million for the half year to 30 June 2003 and expects to achieve a net profit after tax for the full year 2003 of about 10% more than last year.

Australand made this forecast when releasing its half-yearly profit result for the six months to 30 June 2003, which included:

- Net profit after tax of $41.2 million, up 67% on the previous corresponding period;
- Revenue from ordinary activities of $615 million, up 77% on the previous corresponding period;
- Earnings per share of 7.44 cents compared to 4.40 cents for the previous corresponding period;
- Return on Shareholders' Funds of 10.4% up from 6.7% for the previous corresponding period;
- Net Tangible Asset backing per ordinary share of $1.31 compared to $1.22 for the previous corresponding period; and
- Ordinary dividend maintained at 6.0 cents per ordinary share for the period. The June quarter dividend of 3 cents per ordinary share, which will be fully franked, is to be paid on 12 September 2003. Further, the Company's new Dividend Reinvestment Plan will operate for the first time in relation to this dividend and election forms must be received by the record date of 28 August 2003.

Australand's Managing Director Mr. Brendan Crotty, said: "This result underscores the strength of the Australand Group as one of Australia's leading property development companies with each division positively contributing to the Group's result, as follows:

- Land & Housing Division's operating profit before tax increased to $49 million, up from $44.7 million in the previous corresponding period;
- Apartments Division's operating profit before tax increased to $13.5 million from a loss in the previous corresponding period of $8.2 million; and
- Commercial & Industrial Division's operating profit before tax increased to $8.3 million compared to $0.7 million for the previous corresponding period.

"To put the 2003 half year result into perspective, Australand's net profit after tax of $41.2 million is equivalent to approximately 40% of the anticipated full year profit compared to the 2002 half year result where Australand generated 27% of its full year 2002 profit from 53% of its 2002 full year revenue," Mr. Crotty said.


AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)
Level 3
1C Homebush Bay Dr
Rhodes NSW 2138
Locked Bag 2106
North Ryde NSW 1670
DX 8419 Ryde
Tel: 02 9767 2000
Fax: 02 9767 2900

Melbourne
Commercial & Industrial
Building 1
Level 5, 658 Church St
Richmond VIC 3121
PO Box 4555
Richmond VIC 3121
Tel: 03 9426 1000
Fax: 03 9426 1050

Melbourne
Land & Housing
Level 2,
352 Wellington Rd
Mulgrave VIC 3170
DX 16630 Oakleigh
Tel: 03 8562 2000
Fax: 03 8562 2077

Melbourne
Apartments
17-23 Queensbridge St
Southbank VIC 3006
Tel: 03 8695 6400
Fax: 03 9690 1280

Perth
Level 2
47 Colin St
West Perth WA 6005
Tel: 08 9486 4500
Fax: 08 9486 4200

Brisbane
32 Logan Rd
Woolloongabba
QLD 4102
PO Box 1365
Coorparoo QLD 4151
Tel: 07 3391 7466
Fax: 07 3891 1389

## DIVISIONAL PERFORMANCE

### *Land & Housing Division*

The Land & Housing Division generated an operating profit before tax of $49.0 million. The Division's revenue for the June 2003 half-year was 24.3% higher than for the corresponding period in June 2002, principally due to an increase in the number of housing sales brought to account.

### *Apartments Division*

The Apartments Division recorded an operating profit before tax of $13.5 million compared with a loss of $8.2 million in the corresponding period of the previous year, principally due to an increase in revenue from $84.6 million in the June 2002 half-year to $219.6 million for the June 2003 half-year.

### *Commercial and Industrial Division*

The Commercial and Industrial Division's operating profit before tax increased from $0.7 million for the six months to June 2002, to $8.3 million for the June 2003 half-year which is in line with an increase in revenue from $73.1 million (2002) to $159.4 million.

During the June 2003 half-year, the Division continued with the construction programme for projects being delivered for Australand Wholesale Property Trust 3 and four buildings were completed during the June 2003 half-year. In addition, Commonwealth Managed Investments Limited acquired Australand's 50% interest in the KPMG Tower at Kings Street Wharf for $110 million as well as its 50% interest in Freshwater Office Tower for $134 million.

### *Wholesale Property Trusts*

Australand formed its fourth Wholesale Property Trust during the June 2003 quarter and this Trust will hold assets with an estimated value on completion of $249 million. Australand Wholesale Property Trust No. 4 has acquired the remaining 50% interest in the Freshwater Office Tower. The other assets of the Trust comprises two Coles Myer distribution centres with a total value of $79 million and a commercial office tower at Mascot pre-leased to Qantas with an on-completion value of $36 million.

## OUTLOOK

The overall outlook for the Group remains sound and revenue for the full year ending 31 December 2003 is expected to be about 10% higher than 2002.

"We expect, barring unforeseen circumstances, that the full year 2003 net profit after tax will be about 10% above the 2002 result," Mr. Crotty said

## STAPLING

"We have continued to review the merits of progressively stapling the units in the Australand Wholesale Property Trusts to the Company's ordinary shares to create a listed stapled security," Mr. Crotty said.

"Generally, the Company's longer-term objectives are to reduce its dependence on development profit and increase recurrent income from income producing properties.

"Provided that there are no unforeseen delays, Australand expects to make a formal announcement regarding the timing and the financial details of a stapling proposal for Australand Wholesale Property Trusts 1 and 2, during the September quarter 2003.

"It is anticipated that stapling proposals would then be submitted for the approval of the Australand Wholesale Property Trusts 1 and 2 Unitholders and Australand's Shareholders during the December quarter 2003," Mr. Crotty said.

For further information please contact:

Phil Mackey
Company Secretary
Tel +61 2 9767 2182



# AUSTRALAND HOLDINGS LIMITED
# 30 JUNE 2003 HALF YEAR REPORT
# APPENDIX 4D

ABN: 12 008 443 696
ASX Code: ALZ

82-4507

# TABLE OF CONTENTS

AUSTRALAND HOLDINGS LIMITED

# RESULTS FOR ANNOUNCEMENT TO THE MARKET

| | Jun-2003 $'000 | Jun-2002 $'000 | Change $'000 | Change % |
|---|---|---|---|---|
| Revenue from ordinary activities | **615,075** | 347,401 | 267,674 | 77.0% |
| Profit from ordinary activities after tax | **41,181** | 24,702 | 16,479 | 66.7% |
| Net profit after tax | **41,181** | 24,702 | 16,479 | 66.7% |

| **Dividends – Ordinary** | | **Amount per security** | **Franked amount per security at 30%** |
|---|---|---|---|
| Interim | | | |
| - March 2003 quarter | - paid | **3 cents** | **3 cents** |
| - June 2003 quarter | - declared | **3 cents** | **3 cents** |
| **- Total current period** | | **6 cents** | **6 cents** |
| - Previous period | | 6 cents | 4.5 cents |

Record date for determining entitlements to the dividend : **28 August 2003**

| **Dividends – Reset preference** | | | |
|---|---|---|---|
| Interim | | | |
| - March 2003 quarter | - paid | **$2.09** | **$2.09** |
| - June 2003 quarter | - paid | **$2.14** | **$2.14** |
| **- Total current period** | | **$4.23** | **4.23** |
| - Previous year | | $4.23 | $4.23 |

**Explanation of results**

Please refer to the attached Press Release and commentary within the Directors' Report for an explanation of the results.

# Australand Holdings Limited

# 2003 Half Year Financial Report

**ABN 12 008 443 696**

The half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, it is recommended that this report be read in conjunction with the annual report for the year ended 31 December 2002 and any public announcements made by Australand Holdings Limited during the half-year in accordance with the continuous disclosure requirements of the Listing Rules of the Australian Stock Exchange.

# Directors' Report

The Directors present their report, together with the consolidated financial report of Australand Holdings Limited and its controlled entities for the half-year ended 30 June 2003, and the Auditor's Report thereon.

## DIRECTORS

Directors in office at any time during the financial period or since the end of the financial period (in the office for the whole of the period unless stated otherwise):

Mr Tham Kui Seng (Chairman)
Mr James Glen Service AM (Deputy Chairman)
Mr Brendan Patrick Crotty (Managing Director)
Mr William John Beerworth
Lt. Gen. (Ret'd) Winston Choo
Mr Ian Farley Hutchinson
Mrs Jennifer Loh
Mr Lui Chong Chee

Mr Philip John Beale resigned as Alternate Director for Brendan Patrick Crotty on 17 June 2003.

### Dividends

Directors have maintained the dividend payout for the 6 months at 6 cents per ordinary share by declaring a fully franked interim dividend of 3 cents per ordinary share. The dividend is payable on 12 September 2003 to holders at the record date of 28 August 2003. The Australand Dividend Reinvestment Plan will operate for the first time in relation to the dividend and election forms must be received by 28 August 2003.

## REVIEW OF OPERATIONS

### Financial

- Net Profit After Tax increased by 66.7% to $41.2m on gross revenue of $615.1m (June 2002: $347.4m). This increase was largely attributable to higher revenue from all Divisions.
- Earnings per share were 7.44 cents compared to 4.40 cents for the previous corresponding period.
- Ordinary dividend maintained at 6.0 cents per ordinary share for the period with the June 2003 quarter dividend of 3 cents per ordinary share (fully franked) to be paid in September 2003.
- Gearing Ratios increased slightly from December 2002 due to timing of Apartment settlements.

### Operations

- Land & Housing Division's operating profit increased to $49.0m (pre-tax), up 9.6% from June 2002.
- Apartments Division's operating profit increased to 13.5m (pre-tax) from a loss in the corresponding period of $8.2m.
- Commercial & Industrial Division's operating profit increased to $8.3m (pre-tax) compared to $0.7m for June 2002.
- Revenue not yet brought to account on apartment pre-sales held in respect of wholly-owned projects as at 30 June 2003 was approximately $407m and $225m in respect of joint venture projects.

| | Summary | | |
|---|---|---|---|
| | **Half-Year June 2003** | Half-Year June 2002 | % Change |
| Gross Revenue ($m) | **615.1** | 347.4 | 77.0% |
| Operating Profit before Tax ($m) | **66.3** | 37.3 | 77.7% |
| Net Profit after Tax ($m) | **41.2** | 24.7 | 66.8% |
| Earnings Per Ordinary Share (cents) | **7.44** | 4.40 | 69.1% |
| Dividend Per Ordinary Share (cents) | **6.0** | 6.0 | - |
| Return on Shareholders' Funds (%) | **10.4** | 6.7 | 55.2% |
| Gearing Ratio (%) – net debt to equity | **55.3** | 59.2 | (6.6%) |
| External Liabilities to Tangible Assets (%) | **51.1** | 53.1 | (3.8%) |
| Net Tangible Asset Backing Per Ordinary Share ($) | **1.31** | 1.22 | 7.4% |

## Financial Results

The Australand Holdings Limited Group earned an after tax profit of $41.2m for the 6 months ended 30 June 2003 (June 2002: $24.7m), an increase of 66.8% on the prior period. This increase was primarily attributable to higher revenue generated across each of the Company's operating divisions.

These results were achieved on gross revenue of $615.1m (June 2002: $347.4 m). Earnings per share rose to 7.44 cents compared to 4.40 cents in the previous corresponding period. During the June 2002 half year Australand generated 27% of its full year profit from 53% of its full year revenue. In 2003, the half-year profit is more than 40% of the anticipated full year net profit.

The Land & Housing Division generated an operating profit before tax of $49.0m. The Division's revenue for the June 2003 half-year was 24.3% higher than for the corresponding period in June 2002, principally due to an increase in the number of housing sales.

The Apartments Division had a pre-tax operating profit of $13.5m compared with a loss of $8.2m in the corresponding period of the previous year, principally due to an increase in revenue from $84.6m (June half-year 2002) to $219.6m.

The Commercial and Industrial Division's operating profit before tax increased from $0.7m (2002) to $8.3m in line with an increase in revenue from $73.1m (2002) to $159.4m. During the 6 months the Division continued with the construction programme for projects being delivered for Australand Wholesale Property Trust 3 and four buildings were completed during the June 2003 half-year.

In addition, Commonwealth Managed Investments Limited acquired Australand's 50% interest in the KPMG Tower at King Street Wharf for $110m as well as a 50% interest in Freshwater Office Tower for $134m.

Australand formed its fourth Wholesale Property Trust during the June quarter 2003 and this Trust will hold assets with an estimated value on completion of $249m. These assets include the remaining 50% interest in the Freshwater Office Tower, two Coles Myer distribution centres with a total value of $79m and a commercial office tower at Mascot pre-leased to Qantas with an on-completion value of $36m.

Net Tangible Assets per share at 30 June 2003, was $1.31 compared to $1.22 as at 30 June 2002, based on a consistent treatment of not accruing for the June quarterly dividend of 3 cents per share due to accounting requirements to not provide for dividends until declared.

The divisional operating profits can be summarised as follows:

| June 2003 | Land & Housing $m | Apartments $m | Commercial & Industrial $m | Finance & Unallocated $m | Consolidated Group $m |
|---|---|---|---|---|---|
| Revenue | 234.5 | 219.6 | 159.4 | 1.6 | 615.1 |
| Operating profit before tax[1 2] | 49.0 | 13.5 | 8.3 | (4.5) | 66.3 |
| Income Tax Expense | | | | | (25.1) |
| Profit After Tax | | | | | 41.2 |

[1] After allocation of corporate overhead & interest.

[2] Revenue and profit shares relating to mixed use development sites, whereby two or more divisions are involved, are based on the equity contributed, engagement of staff and resources committed. The operating profit before tax recognised in respect of the KPMG Tower sale during 30 June 2003 half year has been allocated equally to the Apartments and the Commercial & Industrial divisions.

For comparison purposes the divisional operating profits for the prior corresponding period were as follows:

| June 2002 | Land & Housing $m | Apartments $m | Commercial & Industrial $m | Finance & Unallocated $m | Consolidated Group $m |
|---|---|---|---|---|---|
| Revenue | 188.7 | 84.6 | 73.1 | 1.0 | 347.4 |
| Operating profit before tax [1] | 44.7 | (8.2) | 0.7 | 0.1 | 37.3 |
| Income Tax Expense | | | | | (12.6) |
| Profit After Tax | | | | | 24.7 |

[1] After allocation of corporate overhead & interest.

OPERATIONS:

## 1. Land and Housing

For the period ending 30 June 2003, the Division generated revenue of $234.5m from the sale of 1,118 lots and 372 houses. Revenue and sales were 24.3% above that achieved in 2002. The 9.6% increase in pre-tax operating profit reflected a change in product mix to the extent that 372 houses contributed revenue and profit in the June 2003 half-year, whereas the sale of only 245 houses were brought to account in the June 2002 half-year. Housing projects usually produce higher internal rates of return on working capital than land development projects, though profit margins on housing projects are slightly lower because of the shorter trading lives. The change in the divisional profit margin from 23.7% to 20.9% reflected the higher contribution from housing. Margins on a product by product basis have been maintained at similar levels to those achieved in 2002.

The projected future yields and sales revenue from Australand's Land and Housing projects can be summarised as follows:

| BUSINESS UNIT | | NO OF PROJECTS | FUTURE YIELD (NO) | | FUTURE REVENUE $'m | | TRADING LIFE |
|---|---|---|---|---|---|---|---|
| | | | LAND | HOUSING | LAND | HOUSING | |
| Sydney | Wholly owned | 17 | 37 | 882 | 19.9 | 491.8 | Up to 5 years |
| | Joint Venture | 3 | 1906 | 614 | 368.7 | 348.3 | |
| Melbourne | Wholly owned | 27 | 4068 | 1337 | 467.3 | 430.5 | Up to 7 years |
| | Joint Venture | 4 | 2868 | 56 | 404.5 | 17.1 | |
| South-East Queensland | Wholly owned | 13 | 286 | 714 | 54.9 | 271.8 | 2-3 years |
| | Joint Venture | 2 | 313 | - | 45 | - | |
| Perth | Wholly owned | 14 | 2086 | 275 | 363.9 | 69.8 | Up to 6 years |

## 2. Apartments

The Apartments Division generated a pre-tax operating profit of $13.5m from revenue of $219.6m.

Although the pre-sale of apartments which target the investor market segment has been slower, the sale of owner-occupier apartments has continued at satisfactory levels. As previously reported, very strong pre-sales have been achieved by Australand in respect of its Glebe Harbour project (Sydney). During the June half-year the Sydney business unit has only been able to release two projects to the pre-sale market, due to approval delays that have occurred in relation to the Lane Cove, Forestville and Kings Cross developments. Provided that Australand succeeds with its appeal proceedings in respect of each of these projects in the Land & Environment Court. It is anticipated that the pre-sale campaigns for all 3 projects will be able to be launched during the December quarter.

The South-East Queensland apartment market remains buoyant with strong results being achieved for the two Sunshine Coast pre-sale releases that occurred during the June half-year. It is anticipated that two more South-East Queensland projects will be able to be released to the pre-sale market during the December 2003 half-year.

Buyer sentiment insofar as the Melbourne apartment market is concerned has continued to be negative in response to ongoing adverse publicity in respect of investment apartments. Most of the sales made during the June 2003 half-year have been to owner-occupiers and this pattern is likely to continue for the balance of 2003.

Australand currently holds approximately $407m in pre-sales in respect of its wholly-owned projects and approximately $225m of pre-sales in respect of joint venture projects, for which revenue has not yet been recognised as at 30 June 2003. The reduction in the level of pre-sales held by the Group is attributable to delays in launching pre-sale campaigns for 3 major Sydney projects in respect of which appeal proceedings in the Land & Environment Court have been initiated.

Wholly owned apartment development sites with an aggregate value of $45m were acquired during the first half 2003. Co-venture entities also gained control of apartment development sites with a total value of $65m during the period.

The number of apartments yet to be developed on future projects and unsold stock on projects under construction are as follows:

| Business Unit | | No of Apartments | Construction Life |
|---|---|---|---|
| Sydney | -Wholly owned | 552 | To Jun 2006 |
| | Joint Venture | 1592 | To Dec 2009 |
| Melbourne | -Wholly owned | 372 | To Mar 2006 |
| | Joint Venture | 368 | To Dec 2005 |
| Queensland | -Wholly owned | 396 | To Feb 2006 |

## 3. Commercial & Industrial

The Commercial & Industrial Division generated revenue of $159.4m (June 2002: $73.0m) and a pre-tax operating profit of $8.3m (June 2002: $0.7m), from the sale of land and the construction of 9 pre-committed projects containing approximately 25,000m$^2$ of commercial space and 90,000m$^2$ of industrial space during the year.

Pre-commitments have been negotiated in respect of more than 70,000m$^2$ of industrial space and 10,000m$^2$ of commercial space, during the June 2003 half-year. Though the total area of pre-leases achieved during the June 2003 half-year was lower than the record aggregate leasing activity achieved in the June 2002 half-year, the current level of enquiry for pre-lease industrial space remains satisfactory. The reduction in the amount of pre-lease commercial space leased during the June 2003 half-year is attributable to the reduced number of locations in which Australand could offer commercial pre-leases during the last 6 months. However, the acquisition of some additional sites should enable the Division to target a broader range of commercial office locations during the December 2003 half-year.

### Wholesale Property Trusts

The returns generated from Australand's investments in its first two wholesale property trusts continue to exceed the forecasts contained in the Information Memoranda issued to Trust investors.

Australand has a Management Agreement with these Trusts and has retained a 15%-20% investment in both. The Trusts currently have an aggregate property value of $362m and are fully tenanted with an average lease term of approximately 8 years.

Construction of the 5 industrial properties owned by Wholesale Property Trust 3 is already complete. Two of the remaining office buildings being developed for the Trust will be completed in the next four weeks and construction of the remaining office building will be completed in November. The completed value of the 3 office buildings will be approximately $140m and the value of the 5 industrial properties, which are already generating rental income, is $64m.

During June 2003 Australand launched its fourth Wholesale Trust which will have an equity base of $117m. This Trust will hold properties with an anticipated on-completion value of approximately $249m.

## STAPLING STRATEGY

The Company has continued to review the merits of progressively stapling the units in the Australand Wholesale Property Trusts to the Company's ordinary shares to create a listed stapled security. Generally, the Company's longer-term objectives are to reduce its dependence on development profit and increase recurrent income from income producing properties.

Provided that there are no unforeseen delays, the Company currently expects to make a formal announcement regarding the timing and the financial details of its stapling proposal for Wholesale Property Trusts 1 and 2, during the September quarter 2003. It is anticipated that stapling proposals will be submitted for the approval of wholesale property trust unitholders and Australand's shareholders during the December quarter 2003.

## OUTLOOK

The overall outlook for the Group remains sound and revenue for the full year ending 31 December 2003 is expected to be significantly higher than the prior year.

The Group expects, barring unforeseen circumstances, that its full year 2003 net profit after tax will be about 10% above its 2002 result.

## ROUNDING OFF OF AMOUNTS

The Company is of a kind referred to in Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission relating to the rounding off of amounts in the Directors' Report and Financial Statements. In accordance with that Class Order, amounts in the Directors' Report and Financial Statements have been rounded off to the nearest thousand dollars unless otherwise stated.

Dated at Sydney this 29th day of July 2003

Signed in accordance with a resolution of the Directors.

Brendan P. Crotty
Managing Director

# Statement of Financial Performance

## For the Half-Year Ended 30 June 2003

| | Notes | Consolidated June 2003 $'000 | Consolidated June 2002 $'000 |
|---|---|---|---|
| Revenue from ordinary activities | | **615,075** | 347,401 |
| Cost of property sold | | **(499,498)** | (266,178) |
| Employee expenses | | **(25,802)** | (17,212) |
| Depreciation | | **(2,369)** | (1,825) |
| Amortisation of goodwill | | **(2,663)** | (2,514) |
| Borrowing costs expense | | **(6,990)** | (124) |
| Other expenses from ordinary activities | | **(14,469)** | (22,730) |
| Share of net profits of associates and joint venture partnerships accounted for using the equity method | | **3,028** | 477 |
| **Operating profit from ordinary activities before income tax** | | **66,312** | 37,295 |
| Income tax expense | | **(25,131)** | (12,593) |
| **Net profit attributable to members** | | **41,181** | 24,702 |
| **Non-owner transaction changes in equity** | | | |
| Net increase in retained profits on the initial adoption of: Revised AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" | | **15,731** | - |
| **Total changes in equity from non-owner related transactions attributable to the members of the parent entity** | | **56,912** | - |
| Basic earnings per share | 4 | | |
| Ordinary shares | | **7.44 cents** | 4.40 cents |
| Reset preference shares | | **423.90 cents** | 423.90 cents |
| Diluted earnings per ordinary share | 4 | **7.44 cents** | 4.38 cents |

The accompanying notes form an integral part of these financial statements.

# Statement of Financial Position

## As at 30 June 2003

| | Notes | Consolidated June 2003 A$'000 | Dec 2002 A$'000 | June 2002 A$'000 |
|---|---|---|---|---|
| **Current Assets** | | | | |
| Cash assets | | **59,432** | 30,015 | 117,862 |
| Receivables | | **361,443** | 304,160 | 180,753 |
| Inventories | | **495,113** | 410,826 | 465,181 |
| Other | | **19,514** | 11,356 | 8,925 |
| **Total Current Assets** | | **935,502** | 756,357 | 772,721 |
| **Non-Current Assets** | | | | |
| Receivables | | **-** | 56 | 56 |
| Inventories | | **455,251** | 590,479 | 655,089 |
| Investments accounted for using the equity method (joint ventures) | | **134,681** | 82,637 | 63,253 |
| Other financial assets | | **34,750** | 55,296 | 47,187 |
| Plant and equipment | | **4,357** | 7,314 | 10,714 |
| Deferred tax assets | | **9,081** | 10,623 | 8,116 |
| Intangible assets | | **57,452** | 60,115 | 62,927 |
| **Total Non-Current Assets** | | **695,572** | 806,520 | 847,342 |
| **Total Assets** | | **1,631,074** | 1,562,877 | 1,620,063 |
| **Current Liabilities** | | | | |
| Payables | | **203,400** | 143,086 | 185,018 |
| Interest bearing liabilities | | **76,543** | 80,080 | 150,808 |
| Current tax liabilities | | **1,154** | 47,915 | 33,456 |
| Provisions | | **8,622** | 22,838 | 24,517 |
| Land vendor liabilities | | **40,605** | 80,394 | 141 |
| **Total Current Liabilities** | | **330,324** | 374,313 | 393,940 |
| **Non-Current Liabilities** | | | | |
| Interest bearing liabilities | | **421,299** | 337,000 | 403,678 |
| Deferred tax liabilities | | **66,033** | 49,626 | 51,040 |
| Provisions | | **1,715** | 1,571 | - |
| Land vendor liabilities | | **14,088** | 21,774 | 33,460 |
| **Total Non-Current Liabilities** | | **503,135** | 409,971 | 488,178 |
| **Total Liabilities** | | **833,459** | 784,284 | 882,118 |
| **Net Assets** | | **797,615** | 778,593 | 737,945 |
| **Shareholders' Equity** | | | | |
| *Parent entity interest* | | | | |
| Contributed equity | | **593,446** | 593,380 | 593,303 |
| Retained profits | 6 | **199,968** | 176,713 | 144,642 |
| Total parent entity interest | | **793,414** | 770,093 | 737,945 |
| Outside equity interest in controlled entities | 7 | **4,201** | 8,500 | - |
| **Total Equity** | | **797,615** | 778,593 | 737,945 |

The accompanying notes form an integral part of these financial statements.

# Statement of Cash Flows

## For the Half Year Ended 30 June 2003

| | Consolidated | |
|---|---|---|
| | June 2003 A$'000 | June 2002 A$'000 |
| **Cash Flows from Operating Activities** | | |
| Receipts from trade and other debtors | **586,083** | 548,278 |
| Payments to trade creditors, other suppliers, creditors and employees: | | |
| - Inventories (acquisition) | **(115,873)** | (208,648) |
| - Inventories (development) | **(390,142)** | (283,333) |
| - Others | **(52,257)** | (85,610) |
| Interest received | **1,967** | 1,358 |
| Borrowing costs paid | **(23,225)** | (14,437) |
| Income tax paid | **(54,017)** | (8,007) |
| **Net cash flows used in operating activities** | (47,464) | (50,399) |
| **Cash Flows from Investing Activities** | | |
| Proceeds from sale of investments | **15,296** | - |
| Payments for purchase of joint venture equity investments | **(43,515)** | (12,894) |
| Payments for purchase of unlisted property trust units | **(2,000)** | (11,790) |
| Loans advanced (to)/from related parties | **(5,927)** | 12,092 |
| Proceeds from sale of plant & equipment | **630** | 32 |
| Payments for plant and equipment | (71) | (2,102) |
| **Net cash flows used in investing activities** | (35,587) | (14,662) |
| **Cash Flows from Financing Activities** | | |
| Proceeds from borrowings | **194,892** | 157,852 |
| Repayment of borrowings | **(48,906)** | (28,132) |
| Dividends paid | **(33,584)** | (32,445) |
| Proceeds from issue of ordinary shares | **66** | 62,208 |
| **Net cash flows from financing activities** | 112,468 | 159,483 |
| **Net Increase in Cash Held** | **29,417** | 94,422 |
| **Cash at the beginning of period** | **30,015** | 23,440 |
| **Cash at the end of period** | **59,432** | 117,862 |

The accompanying notes form an integral part of these financial statements.

# NOTES TO THE FINANCIAL STATEMENTS

## 1. BASIS OF PREPARATION OF HALF-YEAR FINANCIAL REPORT

This half year consolidated financial report is a general-purpose financial report prepared in accordance with Accounting Standard AASB 1029, *Interim Financial Reporting,* other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

The half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, it is recommended that this report is to be read in conjunction with the annual report for the year ended 31 December 2002 and any public announcements made by Australand Holdings Limited during the half-year in accordance with the continuos disclosure requirements of the Listing Rules of the Australian Stock Exchange.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

## 2. CHANGE IN ACCOUNTING POLICY

The consolidated entity has applied the revised AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from January 2003.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The adjustments to the consolidated financial reports as at 1 January 2003 as a result of this change are:

- $15,731,000 increase in opening retained profits
- $15,731,000 decrease in provision for dividends

## 3. INDIVIDUALLY SIGNIFICANT ITEMS

| | Consolidated | |
|---|---|---|
| | **June 2003 A$'000** | June 2002 A$'000 |
| Write down of inventories to net realisable value | **10,691** | 5,400 |

## 4. EARNINGS PER SHARE

*Classification of securities as ordinary shares*

The following securities have been classified as ordinary shares and included in basic earnings per share, as they have different entitlements to dividends:

(a) ordinary shares

(b) convertible reset preference shares.

*Classification of securities as potential ordinary shares*

The only securities that have been classified as potential ordinary shares and included in diluted earnings per share are options outstanding.

## 4. EARNINGS PER SHARE (Continued)

| | | Consolidated June 2003 | Consolidated June 2002 |
|---|---|---|---|
| Basic | - Ordinary earnings per share | **7.44 cents** | 4.40 cents |
| | - Reset preference earnings per share | **423.90 cents** | 423.90 cents |
| Diluted | - Ordinary earnings per share | **7.44 cents** | 4.38 cents |

| EARNINGS RECONCILIATION | A$'000 | A$'000 |
|---|---|---|
| Basic earnings per share – ordinary shares | | |
| Net profit after tax | **41,181** | 24,702 |
| Less reset preference dividend paid | **(2,120)** | (2,108) |
| Earnings used in calculating basic earnings per share – ordinary shares | **39,061** | 22,594 |
| Earnings used in calculating basic earnings per share – reset preference shares | **2,120** | 2,108 |
| Diluted earnings per share | | |
| Net profit | **41,181** | 24,702 |
| Less reset preference dividend paid | **(2,120)** | (2,108) |
| Earnings used in calculating diluted earnings per share – ordinary shares | **39,061** | 22,594 |

The weighted average number of ordinary shares on issue used in the calculation of basic ordinary earnings per share was 524,406,470 shares (2002: 513,977,464 shares).

The weighted average number of reset preference shares on issue used in the calculation of basic reset preference earnings per share was 500,000 shares (2002: 500,000 shares).

The weighted average number of ordinary shares on issue used in the calculation of diluted ordinary earnings per share was 524,530,470 shares (2002: 515,487,829 shares).

## 5. DIVIDENDS

| | Amount per share | Consolidated June 2003 A$'000 | Consolidated June 2002 A$'000 |
|---|---|---|---|
| **Ordinary** | | | |
| Fully franked interim dividend paid at 30% | 6 cents | **31,537** | - |
| 50% franked interim dividend paid at 30% | 3 cents | - | 16,825 |
| Fully franked interim dividend provided at 30% (2002: fully franked at 30%) | 3 cents | - | 15,668 |
| Total ordinary dividends provided for or paid | | **31,537** | 32,503 |
| **Reset Preference Shares** | | | |
| Fully-franked preference share dividends paid at 30% | 423.90 cents | **2,120** | 2,108 |
| **Total dividends provided for or paid** | | **33,657** | 34,611 |

## 5. DIVIDENDS (Continued)

### Franking credits

Franking credits available at the 30% corporate tax rate after allowing for tax payable in respect of the current period's profit, payment of proposed dividends and receipt of dividends receivable.

| | Company | |
|---|---|---|
| | June 2003 A$'000 | June 2002 A$'000 |
| Franking credits | **65,334** | 35,800 |

The balances of the franking accounts disclosed above are based on a tax rate of 30%. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

## 6. RETAINED PROFITS

| | Note | June 2003 A$'000 | Dec 2002 A$'000 | June 2002 A$'000 |
|---|---|---|---|---|
| Retained profits at beginning of period | | **176,713** | 154,551 | 154,551 |
| Net profit attributable to members | | **41,181** | 90,440 | 24,702 |
| Net effect on dividends from: | | | | |
| Initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" | | **15,731** | - | - |
| Dividends recognised during the period | 5 | **(33,657)** | (68,278) | (34,611) |
| Total dividends | | **(17,926)** | (68,278) | (34,611) |
| Retained profits at end of period | | **199,968** | 176,713 | 144,642 |

## 7. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

| | June 2003 A$'000 | Dec 2002 A$'000 | June 2002 A$'000 |
|---|---|---|---|
| Interest in: | | | |
| Share capital | **4,201** | 8,500 | - |

## 8. CONTINGENT LIABILITIES

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) are as follows:

(a) The Company and several controlled entities have given indemnities for land development contract performance in the form of bank guarantees and insurance bonds.

| | June 2003 A$'000 | Dec 2002 A$'000 | June 2002 A$'000 |
|---|---|---|---|
| Bank guarantees outstanding | **35,354** | 38,507 | 39,288 |
| Insurance bonds outstanding | **23,268** | 23,469 | 23,532 |
| | **58,622** | 61,976 | 62,820 |

(b) In the ordinary course of business the Company and its controlled entities become involved in litigation, some of which falls within the consolidated entity's insurance arrangements. Whilst the outcomes are uncertain, these contingent liabilities are not considered to be material to the consolidated entity.

(c) The consolidated entity has provided certain guarantees to Australand Wholesale Property Trust No. 3. including:

- Providing an underwritten yield of 8.5% p.a. up to and including Practical Completion of the last property completed. It is estimated that this obligation will cease on 30 November 2003.
- Ensuring that establishment costs of the Trust do not exceed a pre-determined amount. Australand Holdings Limited is required to reimburse the Trust for any establishment costs exceeding these amounts.
- Controlling, managing and underwriting the development of each property so that the Trust bears minimal development and construction risk for properties under development.
- Guaranteeing the first year's rent should a tenant not take occupation as a result of a Trust property not being completed and becoming available to the tenant in accordance with the agreement to lease.

As at 30 June 2003, the Directors are of the opinion that no provisions are required for any of the matters listed above.

(d) The consolidated entity has provided certain guarantees to Australand Wholesale Property Trust No. 4, including:

- Providing an underwritten yield of 8.75% p.a. up to 30 June 2004 and 9% from 1 July 2004 up to and including Practical Completion of the last property completed. It is estimated that this obligation will cease in February 2005.
- Ensuring that establishment costs of the Trust do not exceed a pre-determined maximum value. Australand Holdings Limited is required to reimburse the Trust for any establishment costs exceeding these amounts.
- Controlling, managing and underwriting the development of each property so that the Trust bears minimal development and construction risk for properties under development.
- Guaranteeing the first year's rent should a tenant not take occupation as a result of a Trust property not being completed and becoming available to the tenant in accordance with the agreement to lease. In addition further rental guarantees have been provided in respect of the Freshwater Commercial Tower – refer Note 8(e).

As at 30 June 2003, the Directors are of the opinion that no provisions are required for any of the matters listed above.

### (e) Freshwater Commercial Tower

The consolidated entity has provided a rental support deed to the co-owners of the Freshwater Office Tower, whereby Australand has agreed for the first 5 years after Practical Completion (estimated to be February 2005) of

the Freshwater Office Tower to guarantee the rent for the vacant tenancies as at Practical Completion. As at the date of this report, the total rent support, based upon the existing tenancy profile is $12,057,975 per annum (100%). These guaranteed income amounts escalate at the rate of 3.35% per annum. The Directors are of the opinion that based on the current sub-lease proposals and forecasted sub-lease commitments together with the allowances made within the development forecasts for this project, adequate allowance has been made for these potential obligations.

### (f) KPMG Tower, King Street Wharf

The consolidated entity has provided a rental support arrangement to CMIL, one of the 50% owners of the KPMG Tower Building at King Street Wharf, whereby Australand has agreed for the first 5 years after Practical Completion of the building to guarantee 50% of the rent for a potentially vacant single floor as at Practical Completion. As at the date of this report, the Directors are of the opinion that based on the current sub-lease proposals and forecasted sub-lease commitments together with the allowances made within the development forecasts for these property developments, adequate allowance has been made for these potential obligations.

## 9. SEGMENT REPORTING

The consolidated entity is organised into the following divisions:

- Land & Housing
- Apartments
- Commercial & Industrial

The consolidated entity operates wholly within Australia.

| Business Segment Summary JUNE 2003 | Land & Housing $'000 | Apartments $'000 | Commercial & Industrial $'000 | Unallocated $'000 | Consolidated $'000 |
|---|---|---|---|---|---|
| Total Segment revenue | 234,482 | 219,617 | 159,385 | - | 613,484 |
| Unallocated revenue | | | | | 1,591 |
| Total Revenue | | | | | 615,075 |
| Segment result before capitalised interest recovered in cost of sales | 56,572 | 26,015 | 10,340 | - | 92,927 |
| Capitalised interest recovered in cost of sales | (7,626) | (13,621) | (3,862) | - | (25,109) |
| Segment result | 48,946 | 12,394 | 6,478 | - | 67,818 |
| Share of net profits of associates and joint venture | 88 | 1,115 | 1,825 | - | 3,028 |
| Unallocated Revenue | - | - | - | 1,591 | 1,591 |
| Unallocated Corporate costs | - | - | - | (6,125) | (6,125) |
| Unallocated Borrowing costs | - | - | - | - | - |
| Profit / (loss) before tax from ordinary activities | 49,034 | 13,509 | 8,303 | (4,534) | 66,312 |
| Income tax expense | | | | | (25,131) |
| Net Profit after income tax expense | | | | | 41,181 |
| Depreciation and amortisation expense | 790 | 1,855 | 2,387 | - | 5,032 |

Under the revised AASB 1005 individual business segments have been identified based on the consolidated entity's management reporting systems. AASB 1005 does not permit certain items of revenue and expenses to be attributed to particular segments for the purposes of determining segment revenues and segment results. These include corporate expenses, borrowing costs, interest and dividend revenue, proceeds from sale of investments and income tax expenses.

Revenue and profits relating to mixed development sites with involved interest by two or more divisions share the revenue and profit generated based on the equity contributed, engagement of staff and resources committed. The operating profit before tax recognised in respect of the KPMG Tower sale during 30 June 2003 half year has been allocated equally to the Apartments and the Commercial & Industrial divisions

## 9. SEGMENT REPORTING (Continued)

| Business Segment Summary JUNE 2002 | Land& Housing $'000 | Apartments $'000 | Commercial & Industrial $'000 | Unallocated $'000 | Consolidated $'000 |
|---|---|---|---|---|---|
| Total Segment revenue | 188,713 | 84,641 | 73,043 | - | 346,397 |
| Unallocated revenue | | | | | 1,004 |
| Total Revenue | | | | | 347,401 |
| Segment result before capitalised interest recovered in cost of sales | 45,213 | (4,285) | 2,238 | - | 43,166 |
| Capitalised interest expensed in cost of sales | (455) | (4,429) | (1,570) | - | (6,454) |
| Segment result | 44,758 | (8,714) | 668 | - | 36,712 |
| Share of net profits of associates and joint venture | (36) | 513 | - | - | 477 |
| Unallocated Revenue | - | - | - | 1,004 | 1,004 |
| Unallocated Corporate costs | - | - | - | (774) | (774) |
| Unallocated Borrowing costs | - | - | - | (124) | (124) |
| Profit before tax from ordinary activities | 44,722 | (8,201) | 668 | 106 | 37,295 |
| Income tax expense | | | | | (12,593) |
| Net Profit after income tax expense | | | | | 24,702 |
| Depreciation and amortisation expense | 608 | 1,614 | 2,117 | - | 4,339 |

## 10. EVENTS SUBSEQUENT TO BALANCE DATE

There have been no significant events or transactions that have arisen since the end of the financial period, which in the opinion of the Directors, would affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

# DIRECTORS' DECLARATION

## FOR THE PERIOD ENDED 30 JUNE 2003

## AUSTRALAND HOLDINGS LIMITED AND CONTROLLED ENTITIES

The Directors declare that the financial statements and notes set out on pages 11– 20:

(a) comply with Australian Accounting Standard, AASB 1029 "Interim Financial Reporting", the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the consolidated entity's financial position as at 30 June 2003 and of its performance, as represented by the results of its operations and its cash flows, for the financial period ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Dated at Sydney this 29th day of July 2003

**BRENDAN P CROTTY**
**Managing Director**

# INDEPENDENT AUDIT REPORT TO THE MEMBERS OF AUSTRALAND HOLDINGS LIMITED

## Scope

We have audited the financial report of Australand Holdings Limited (the Company) for the half year ended 30 June 2003, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 10 and the directors' declaration as set out on pages 11 to 21. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the period, or from time to time during the financial period. The Company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it, so as to enable the Company to lodge the financial report with the Australian Securities Investments Commission.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

## Audit opinion

In our opinion, the financial report of Australand Holdings Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2003 and of its performance for the financial period ended on that date; and

  (ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

**KPMG**

Steven Gatt
Partner

Sydney
29 July 2003

# Other Information

| | Jun-2003 | Jun-2002 |
|---|---|---|
| Net Tangible Assets (NTA) - $ per ordinary share | **$1.31** | $1.22 * |

* *Restated for change in dividend accrual policy.*

| | | |
|---|---|---|
| Control gained or lost over entities having material effect | **Nil** | Nil |
| Date the ordinary dividend is payable | **12 Sept-2003** | 30-Aug-2002 |
| Record date to determine entitlements to the dividend | **28-Aug-2003** | 15-Aug-2002 |

| Interim dividend on all securities | Jun-2003 $'000 | Jun-2002 $'000 |
|---|---|---|
| Ordinary securities [1] | **31,537** | 32,503 |
| Preference securities | **2,120** | 2,108 |
| Total | **33,657** | 34,611 |

[1] Current year ordinary dividends include accrued December 2002 dividend of $15,731,000 which was paid on 28 February 2003

| Details of aggregate share of profits (losses) of associates and joint venture entities | Jun-2003 $'000 | Jun-2002 $'000 |
|---|---|---|
| Profit from ordinary activities before tax | **3,028** | 477 |
| Income tax on ordinary activities | **(908)** | (143) |
| Profit from ordinary activities after tax | **2,120** | 334 |
| Extraordinary items net of tax | **-** | - |
| Net profit | **2,120** | 334 |
| Adjustments | **-** | - |
| Share of net profit of associates and joint venture entities | **2,120** | 334 |

Material interests in entities which are not controlled entities:

| Name of entity | Note | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit (loss) | |
|---|---|---|---|---|---|
| Equity accounted associates and joint venture entities | | Current period | Previous corresponding period | Current period | Previous corresponding period |
| | | % | % | $'000 | $'000 |
| 94 Alfred Street Trust | | 50% | 50% | - | - |
| ACN 085 142 785 Pty Ltd | | 50% | 50% | - | - |
| Australand United Pty Limited | a | 50% | - | - | - |
| Balmain Shores Pty Ltd | | 50% | 50% | - | - |
| Brisun Pty Ltd | | 50% | 50% | 36 | 359 |
| Chymont Pty Limited | | 50% | 50% | 533 | - |
| Glenwood Land Unit Trust | | 50% | 50% | 237 | (25) |
| Minto Industrial Development Trust | a | 50% | - | - | - |
| Motorway Business Park Pty Ltd | | 50% | 50% | - | - |
| Redhill Joint venture | | 50% | 50% | - | - |
| Soncal Pty Limited | | 50% | 50% | - | - |
| Sur-Mer (Cronulla) Pty Ltd | | 50% | 50% | - | - |
| UniLodge Flinders | | 50% | 50% | - | - |
| The Land and Housing No.1 Unit Trust | | 50% | - | - | - |
| W9 & 10 Stage 1 Partnership | | 50% | 50% | - | - |
| W9 & 10 Stage 2 Partnership | | 50% | 50% | - | - |
| W9 & 10 Stage 3A Partnership | | 50% | 50% | - | - |
| W9 & 10 Stage 4A Partnership | | 50% | 50% | - | - |
| W9 & 10 Stage 4B Partnership | | 50% | 50% | - | - |
| W9 & 10 Construction Stage 1 Partnership | | 50% | 50% | - | - |
| W9 & 10 Construction Stage 2 Partnership | | 50% | 50% | - | - |
| W9 & 10 Construction Stage 3 Partnership | b | - | 50% | - | - |
| W9 & 10 Construction Stage 3A Pty Ltd | b | 50% | - | 1,489 | - |
| W9 & 10 Construction Stage 3A Financing Pty Ltd | b | 50% | - | - | - |
| W9 & 10 Construction Stage 3B Pty Ltd | b | 50% | - | - | - |
| W9 & 10 Construction Stage 3C Pty Ltd | b | 50% | - | - | - |
| W9 & 10 Construction Stage 4A Partnership | | 50% | 50% | - | - |
| W9 & 10 Construction Stage 4B Partnership | b | 50% | - | - | - |
| Wharf Developments Pty Ltd | | 50% | 50% | - | - |
| Woolloomooloo Unit Trust | | 50% | 50% | - | - |
| Trust Project No.9 Trust | | 50% | 50% | (168) | - |
| Trust Project No.11 Trust | | 50% | 50% | (337) | - |
| Freshwater Residential Unit Trust | | 50% | - | - | - |
| Drewale | | 50% | - | 330 | - |
| **Total** | | | | **2,120** | **334** |
| Other material interests | | | - | - | - |
| **Total** | | | - | **2,120** | **334** |

a - Joint venture entities created during the period by disposal of 50% interest.
b – These entities were created by a corporate reconstruction in the Kings Street Wharf joint venture.



# Australand Holdings Limited

Results for Half Year ended 30 June 2003



29 July 2003

## Presentation Outline

- Financial & Operational Highlights
- Organisation Structure
- Financial Results
- Land & Housing
- Apartments
- Commercial & Industrial
- Group Outlook and Stapling Strategy

AUSTRALAND

82-4507



Brendan Crotty
Managing Director


**Financial & Operational Highlights and Organisation Structure**



AUSTRALAND




# Financial & Operational Highlights

## Half Year to 30 June

| Half Year to | Revenue | Net Profit | Earnings per Share |
|---|---|---|---|
| **30 June 2003** | **$615.1m** | **$41.2m** | **7.44 cents** |
| 30 June 2002 | $347.4m | $24.7m | 4.40 cents |
| % Change | +77.0% | +66.7% | +69.1% |

- ↑ Revenue from ordinary activities increased by 77.0% to $615m
- ↑ Net profit after tax increased by 66.7% to $41.2m
- ↑ Earnings per Share increased by 69.1% to 7.44 cents
- Ordinary Dividends maintained for the half year at 6 cents per share (fully franked)



AUSTRALAND

# Financial & Operational Highlights

↑ Increases in revenues and profits attributable to all Divisions

| Half Year to 30 June 2003 | Revenue | Operating Profit before Tax |
|---|---|---|
| Land & Housing | **$234.5m** (June 2002: $188.7m) | **$49.0m** (June 2002: $44.7m) |
| Apartments | **$219.6m** (June 2002: $84.6m) | **$13.5m** (June 2002: $8.2m loss) |
| Commercial & Industrial | **$159.4m** (June 2002: $73.1m) | **$8.3m** (June 2002: $0.7m) |


AUSTRALAND



# Financial & Operational Highlights

- Launched 4th Australand Wholesale Property Trust - AWPT4
- Total AWPT assets under management approximately $800m
- Freshwater Place office tower sold:
  - → 50% interest sold to Commonwealth Property Office Fund
  - → 50% interest sold to AWPT4
- 50 % interest in King Street Wharf office tower sold to Commonwealth Property Office Fund
- Revenue not yet brought to account on apartment pre-sales:
  - → $407m for wholly-owned projects
  - → $225m for joint venture projects

AUSTRALAND

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# Financial & Operational Highlights

## Full Year Outlook - 31 December 2003

- Net profit after tax expected to be approximately 10% higher than 2002 result
- Would mark 7th consecutive year of Australand profit growth



Australand Profit Growth
$ million
120
100
80
60
40
20
0
Estimate
1997
1998
1999
2000
2001
2002
2003
Year




AUSTRALAND




# Organisation Structure

Managing Director
Brendan Crotty

- Executive General Manager Apartments — Peter Dransfield
- Executive General Manager Land & Housing — Matthew Joyce
- Executive General Manager Commercial & Industrial — Paul McKenna/ John Thomas
- Chief Financial Officer — Phil Beale
- General Counsel — Michael Newsom
- Company Secretary — Phil Mackey
- General Manager Human Resources — Norma Dye

AUSTRALAND


Phil Beale
Chief Financial Officer
Financial Results


AUSTRALAND



# Half Year Result

| | Summary | | |
|---|---|---|---|
| | Half Year June 2003 | Half Year June 2002 | Change % |
| Gross Revenue ($m) | 615.1 | 347.4 | 77.0 |
| Operating Profit before tax ($m) | 66.3 | 37.3 | 77.7 |
| Net Profit after tax ($m) | 41.2 | 24.7 | 66.8 |
| Earnings per ordinary share (cents) | 7.44 | 4.40 | 69.1 |
| Dividends per ordinary share (cents) | 6.0 | 6.0 | - |
| Return on Shareholders' Funds (%) | 10.4 | 6.7 | 55.2 |
| Gearing Ratio (%) - net debt to equity | 55.3 | 59.2 | (6.6) |
| External Liabilities to Tangible Assets (%) | 51.1 | 53.1 | (3.8) |
| Net Tangible Asset Backing per ordinary share ($) | 1.31 | 1.22 | 7.4 |

AUSTRALAND

# Statement of Financial Position

| As at 30 June 2003 | Consolidated | | |
|---|---|---|---|
| | June 2003 | Dec 2002 | June 2002 |
| | A$000 | A$000 | A$000 |
| Total Current Assets | 935,502 | 756,357 | 772,721 |
| Total Non Current Assets | 695,572 | 806,520 | 847,342 |
| Total Assets | 1,631,074 | 1,562,877 | 1,620,063 |
| Total Current Liabilities | 330,324 | 374,313 | 393,940 |
| Total Non Current Liabilities | 503,135 | 409,971 | 488,178 |
| Total Liabilities | 833,459 | 784,284 | 882,118 |
| **Net Assets** | **797,615** | **778,593** | **737,945** |





# Divisional Operating Performance

| Business Segment Summary June 2003 | Land & Housing | Apartments | Commercial & Industrial | Unallocated | Consolidated |
|---|---|---|---|---|---|
| | $000 | $000 | $000 | $000 | $000 |
| Total Segment revenue | 234,482 | 219,617 | 159,385 | - | 613,484 |
| Unallocated Revenue | | | | | 1,591 |
| **Total Revenue** | | | | | 615,075 |
| Segment result before capitalised interest recovered in cost of sales | 56,572 | 26,015 | 10,340 | - | 92,927 |
| Capitalised interest recovered in Cost of Sales | (7,626) | (13,621) | (3,862) | - | (25,109) |
| **Segment Result** | 48,946 | 12,394 | 6,478 | - | 67,818 |
| Share of net profits of Associates & Joint Ventures | 88 | 1,115 | 1,825 | - | 3,028 |
| Unallocated Revenue | - | - | - | 1,591 | 1,591 |
| Unallocated Corporate Costs | - | - | - | (6,125) | (6,125) |
| **Profit before tax from ordinary activities** | 49,034 | 13,509 | 8,303 | (4,534) | 66,312 |
| Income Tax expense | | | | | (25,131) |
| **Net Profit after Income Tax expense** | | | | | 41,181 |

AUSTRALAND


Matthew Joyce
Executive General Manager
Land & Housing


AUSTRALAND



# Highlights - Land & Housing

- Revenue & Sales ↑ 24.3% on June 2002
  - → $234.5m generated from the sale of 1,116 lots and 373 houses.
- Pre-tax operating profit ↑ 9.6% on June 2002
  - → Reflects change in product mix (increase in house sales) resulting in a lower profit margin from 23.7% to 20.9%.
  - → Margins on a product by product basis have not changed.
  - → All Business Units except NSW achieved strong half year trading results.

AUSTRALAND

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# Highlights - Land & Housing

- Continued shortage of suitable zoned and serviceable land for development in Sydney.
- Performance is being maintained by offsetting with higher levels of investment in Melbourne, Queensland and Perth.
- Future Profitability will be underwritten by sound levels of inventory:
  - → Wholly owned projects that will produce in excess of 6,500 land lots and 3,208 dwellings for a total revenue of $2.15 billion, and,
  - → Joint Ventures that will produce 5,000 land lots, 670 dwellings for a total revenue in excess of $1.180 billion.





# Projected Future Yields & Sales - L&H

| BUSINESS | | NO OF PROJECTS | FUTURE YIELD (NO) | | FUTURE REVENUE $'m | | TRADING LIFE |
|---|---|---|---|---|---|---|---|
| | | | LAND | HOUSING | LAND | HOUSING | |
| Sydney | Wholly owned | 17 | 37 | 882 | 19.9 | 491.8 | Up to 5 years |
| | Joint Venture | 3 | 1906 | 614 | 368.7 | 348.3 | |
| Melbourne | Wholly owned | 27 | 4068 | 1337 | 467.3 | 430.5 | Up to 7 years |
| | Joint Venture | 4 | 2868 | 56 | 404.5 | 17.1 | |
| South-East Queensland | Wholly owned | 13 | 286 | 714 | 54.9 | 271.8 | 2-3 years |
| | Joint Venture | 2 | 313 | - | 45 | - | |
| Perth | Wholly owned | 14 | 2086 | 275 | 363.9 | 69.8 | Up to 6 years |

AUSTRALAND

## Waterbury Park - Queensland



AUSTRALAND



## Beaumont Waters - Melbourne



AUSTRALAND

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# Parkview at The Maltings - WA



AUSTRALAND



**Peter Dransfield**
**Executive General Manager**

**Apartments**

AUSTRALAND

# Highlights - Apartments

- Revenue of $219.6m (June 2002: $84.6m)
- Pre-tax operating profit of $13.5m (June 2002: $8.2m loss)
- During the 1st half wholly-owned development sites with an aggregate value of $45m were acquired
- Pre-sales at 30 June 2003 are:

| | |
|---|---|
| - Wholly owned | $407 million |
| - Joint Venture Project | $225 million |
| Total | $632 million |


AUSTRALAND



# Highlights - Apartments

- Launch programme will increase in the 2nd half of 2003 with the following projects planned for market launch:

| | |
|---|---|
| - Milton, Burleigh Heads | QLD |
| - Forestville, Kings Cross, Pymble, Arncliffe Lane Cove, King Street Wharf | NSW |
| - Como | VIC |

- Greater emphasis on owner occupier projects.

AUSTRALAND

# Outlook - Apartments

- Sydney
  - → Strong owner occupier market
  - → 6 project launches scheduled for 2nd half
- South East Queensland
  - → Healthy market
  - → 2 project launches scheduled for 2nd half
- Melbourne
  - → Showing short term weakness

AUSTRALAND



# Outlook - Apartments

- Strong Pre-sale Pipeline - $632 million
- Future Land Stock - number of Apartments

| | |
|---|---|
| Sydney | 2,144 |
| Melbourne | 740 |
| Queensland | 396 |
| Total | 3,280 |

AUSTRALAND

## Glebe Harbour



AUSTRALAND



## Bullecourt



AUSTRALAND

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Freshwater
AUSTRALAND
Page 27


Aspect, Caloundra
AUSTRALAND
Page 28


John Thomas
Executive General Manager
Commercial & Industrial

AUSTRALAND



# Highlights - C & I

- Revenue from development activities of $159.4m (June 2002: $73.1m)
- Pre-tax operating profit of $8.3m (June 2002: $0.7m)
- Negotiated new pre-commitments totalling 80,000sqm (over $100m) in addition to project completions totalling approx $164.6m
- Current development activities show forward revenue from work in progress estimated at $450m (i.e. maintained forward revenue base)

AUSTRALAND

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# Outlook - C & I

- Commercial
  - → Divisional growth through non-CBD office market share
  - → Strong enquiry levels for existing projects, i.e. Rhodes Corporate Park
  - → Challenge is to replace existing major projects i.e. Rhodes, Freshwater
  - → Further confirmation of Australand's capacity to deliver major Commercial office projects

AUSTRALAND



# Metrolink Mascot



AUSTRALAND

CAPITALAND LIMITED

## INCORPORATION OF INDIRECT WHOLLY-OWNED SUBSIDIARY, PREMAS TECHNOLOGIES AND SERVICES (SHANGHAI) CO., LTD.

The Board of Directors of CapitaLand Limited wishes to announce that its indirect wholly-owned subsidiary, PREMAS Investments Pte Ltd, has incorporated a wholly-owned subsidiary, PREMAS Technologies and Services (Shanghai) Co., Ltd. ("PTSSCL"), in the People's Republic of China.

PTSSCL has a registered capital of US$140,000 and its principal activity is to offer technology and value-added services, which include energy management and optimization, car park technology, consultancy and management, indoor air quality and training.

By Order of the Board

Tan Wah Nam
Company Secretary
30 July 2003



Submitted by Tan Wah Nam, Company Secretary on 30/07/2003 to the SGX

# Homebush Bay, Rhodes



AUSTRALAND



# Outlook - C & I

- Industrial
  - → Strong recent improvement in pre-lease enquiry
  - → Positive impact of major Industrial land acquisitions and joint ventures, i.e. Moorebank, Minto, Airports, Eastern Creek etc
  - → Current portfolio will help Group maintain profitability despite increasing land and construction costs
  - → Improved cost control as division now has national internal construction capacity

AUSTRALAND

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## Cadbury Schweppes


Cadbury Schweppes

AUSTRALAND



## Caterpillar Logistics - Tullamarine



AUSTRALAND

# Wholesale Property Trusts

- Since late 2000, Australand has been able to successfully establish 4 Australand Wholesale Property Trusts - AWPTs
- These trusts will have incoming producing assets with an estimated on-completion value in excess of $800m
- Australand has a 10-20% equity interest in these trusts and also undertakes the trust / property management functions
- AWPT4, formed in June 2003, has an estimated on-completion value of approximately $249m and contains:
  - → *a 50% interest in the Freshwater office tower*
  - → a commercial office tower at Mascot pre-leased to Qantas
  - → 2 Coles Myer distribution centres


AUSTRALAND




Brendan Crotty
Managing Director
Group Outlook and
Stapling Strategy

AUSTRALAND

# Group Outlook and Stapling Strategy

Group Outlook

- Increases in revenues and profits attributable to all Divisions
- Net profit for the full year ending December 2003 expected to be about 10% higher than previous year

Stapling Strategy

- Australand's longer term objectives are to reduce dependence on development related activities and increase recurrent income from income producing properties
- Company continues to review merits of progressive stapling of AWPTs to create a listed stapled security, provided that there are no unforseen delays:
  - → Expect to announce a Stapling Proposal during September quarter 2003
  - → Stapling proposals to be submitted to stakeholders prior to year-end


AUSTRALAND



# Australand Holdings Limited

Results for Half Year ended 30 June 2003


AUSTRALAND

29 July 2003

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CAPITALAND LIMITED

**NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ASCOTT TO OPEN TWO SERVICED RESIDENCES IN CHINA NEXT MONTH. TARGETS TO GROW CHINA PORTFOLIO TO 4, 000 SERVICED RESIDENCE UNITS BY 2008"**

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued a news release on the above matter. Attached Ascott's news release is for information.

News Release _China_.pd

Submitted by Jessica Lum, Assistant Company Secretary on 30/07/2003 to the SGX

82-4507


THE
ASCOTT
GROUP

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

July 30, 2003
**For Immediate Release**
Contact:
Ida Lim (65) 9628 8339
Betsy Tan (65) 9641 6920

**NEWS RELEASE**

**Ascott To Open Two Serviced Residences In China Next Month Targets To Grow China Portfolio To 4,000 Serviced Residence Units By 2008**

The Ascott Group, an international serviced residence company, will open two serviced residences in Dalian and Beijing next month, increasing its portfolio in China by more than 200 serviced apartments.

This will bring Ascott's presence in China to more than 1,600 serviced apartments, or 14 per cent share of the mid to luxury tier serviced residence market, entrenching further its position as the largest international operator in China.

The Ascott Group is the largest international serviced residence company in Asia Pacific and Europe, with more than 13,500 serviced apartments in 37 cities. Ascott is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

On Monday next week (Aug 4), Ascott will open the 106-unit Somerset Harbour Court in Dalian, a key city in Northeast China. On Friday Aug 8, it will open the mid-tier 100-unit Luxury Serviced Residence in Beijing. Both properties are fee-based third-party management contracts.

**Strong Growth Potential**

Mr Liew Mun Leong, Ascott's deputy chairman, and president and CEO of its parent company, CapitaLand Limited, said: "China continues to offer outstanding growth potential for Ascott's serviced residence business, with its many rapidly growing cities, vibrant economy, strong inflow of foreign investments, large number of expatriates and expanding population of local business executives.

- more -

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

"Further growth will be driven by low interest rates, China's entry into WTO, and infrastructure development for the Beijing 2008 Olympics and World Expo 2010 in Shanghai. Today, there is a critical mass of about 433,000 foreign invested enterprises in China, and some 460 Fortune 500 companies who have invested in over 2,000 Chinese projects."

He said Ascott targets to grow its serviced residence portfolio in China from 1,600 units to 4,000 units by 2008.

Mr Eugene Lai, Ascott's chief executive officer, said: "We will achieve this expansion through securing more management contracts, extending our product range from our current luxury and upper-tier serviced residence categories into the mid-tier market, and by expanding our operations to major cities beyond Shanghai and Beijing."

He added that with Somerset Harbour Court, Ascott will become the first international serviced residence company to operate in Dalian. The city is one of China's top five in terms of the number of foreign companies. Its investor-friendly policies have attracted over 8,000 foreign companies, of which 4,000 have set up operations in the city.

Mr Lai added that in north China, Ascott plans to operate residences in Shenyang and Qingdao in addition to its current properties in Beijing, Tianjin and Dalian. In eastern China, Ascott plans to operate residences in Ningbo and Nanjing, in addition to its existing residences in Shanghai. In southern China, the group targets to open residences in Guangzhou, Shenzhen and Hongkong.

Mr Lai said that Luxury Serviced Residence marks the first time that Ascott is operating mid-tier residences in China.

"The mid-tier category targets the domestic segment of senior business executives from Chinese companies. We see this vibrant sector growing rapidly."

He added: "Our six serviced residences in Beijing, Shanghai and Tianjin are performing well against their competitive sets, and have exceeded their pre-SARS occupancy levels. Our luxury The Ascott and upper-tier Somerset serviced residence brands are market leaders. With the additional properties, we will reap greater economies of scale and brand penetration."

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Mr Lai said that Ascott's success in China is due to its focus on providing consistent product and service quality, and on helping its corporate executive residents and their families succeed in unfamiliar cities. Its residences offer guests a supportive community and organise activities to help them build networks, understand the culture and lifestyle, and enjoy family recreation.

**New Residences**

Somerset Harbour Court serviced residence is part of the Dalian Asia Pacific Finance Centre, a landmark business and residential development in the city's central business district. The property is a stroll from Dalian harbour's passenger station and a five-minute drive from the railway station. The upper-tier residence has 106 one and two-bedroom suites, with a fitness centre, residents' lounge and business centre.

Luxury Serviced Residence in Beijing's Chaoyang district is a five-minute walk from Scitech Plaza and Friendship Store malls, and close to the Silk Market, Tiananmen Square and Forbidden City. The mid-tier residence will comprise one to four-bedroom apartments with a gym, sauna, business centre and lounge.

In Beijing, The Ascott Group operates the 272-unit The Ascott Beijing and 221-unit Somerset Fortune Garden. In Shanghai, it manages the 248-unit The Ascott Pudong, 334-unit Somerset Grand Shanghai and 167-unit Somerset Xu Hui. It also manages the 169-unit Somerset Olympic Tower in Tianjin.

*The Somerset Harbour Court and Luxury Serviced Residence management contracts are not expected to have any material impact on the company's financial results for the current financial year.*

---

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : July 30, 2003

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Fax: (65) 6586 7202
Email: betsy.tan@the-ascott.com

**About The Ascott Group's Serviced Residences In China**

*In Beijing*

**The Ascott Beijing** -- 272 units, Chaoyang district
The luxury-tier residence in the city's CBD is close to the China World Trade Centre. It boasts designer fittings and extensive facilities including an indoor glass-roofed pool, fully equipped fitness centre, and business centre. Units range from elegant one-bedroom suites to four-bedroom penthouses.

**Somerset Fortune Garden** -- 221 units, Chaoyang district
Located in the business area of Chaoyang district, Somerset Fortune Garden is near international schools, embassies and entertainment centres. Facilities include a gym, indoor heated pool and residents' lounge. Units range from one to four-bedroom suites, with private balconies and scenic city views.

**Luxury Serviced Residence** *(new)* – 100 units, Chaoyang district *(Opening Aug 2003)*
Located in Beijing's prime Chaoyang residential district, the mid-tier residence is near Scitech Plaza and Friendship Store shopping malls, Silk Market, Tiananmen Square, Forbidden City and Jianguomen subway station. Facilities include a gym, sauna, business centre, and lounge. Units range from one to four-bedroom apartments.

*In Shanghai*

**The Ascott Pudong** -- 248 units, Pudong district
Boasting spectacular views of the Huangpu River, the luxury-tier The Ascott Pudong offers facilities such as a business centre, indoor heated pool, gym, sauna, indoor tennis court and residents' lounge. Units range from one to four-bedroom designer suites and elegant penthouses.

**Somerset Grand Shanghai** -- 334 units, Luwan district
Located along Huai Hai Zhong Road, Somerset Grand Shanghai is in the heart of Shanghai's main business, shopping and dining belt. Facilities include an indoor heated swimming pool and an international kindergarten. Units range from one to three-bedroom suites.

**Somerset Xu Hui** – 167 units, Xuhui district
Situated in the Xuhui residential estate, Somerset Xu Hui is close to shopping and entertainment facilities in Huai Hai Zhong Road and Xujiahui. Facilities include a gym, indoor heated pool, lounge and tennis court. It offers spacious one to three-bedroom suites.

*In Dalian*

**Somerset Harbour Court** *(new)* – 106 units, Zhongshan district *(Opening Aug 2003)*
Part of the prime Dalian Asia Pacific Finance Centre in the city's CBD, the residence is a stroll from Dalian harbour's passenger station and a five-minute drive from the railway station. Facilities include a gym, business centre and lounge. Units comprise one and two-bedroom suites.

*In Tianjin*

**Somerset Olympic Tower** – 169 units, Heping district
In the heart of Tianjin's prime upmarket shopping area and residential district, Somerset Olympic Tower is close to international schools and the Tianjin railway station. Facilities include an indoor heated pool, gym, rooftop garden and barbecue area. Units range from one-bedroom suites to four-bedroom penthouses.

**About The Ascott Group**
The Ascott Group is a leading international serviced residence company with serviced residence units spanning the gateway cities of Europe, Southeast Asia, North Asia and Australasia.

Ascott's global presence comprises 13,500 serviced residence units in more than 110 properties across 37 cities in 15 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; and Sydney, Melbourne and Auckland in Australasia.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com.

- end -

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**CAPITALAND LIMITED**

## ARTICLE ON "CHINA, A KEY OVERSEAS MARKET IN CAPITALAND'S GROWTH STRATEGY"

Attached for information is an article by CapitaLand China Holdings Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand Limited, on the abovecaptioned subject matter.

article.pdf

Submitted by Tan Wah Nam, Company Secretary on 31/07/2003 to the SGX

82-4507

# China, a key overseas market in CapitaLand's growth strategy

China, especially Shanghai, is a key market for CapitaLand. As a Group, together with its hospitality and real estate businesses, CapitaLand has invested well over RMB 5 billion, mainly in the residential, commercial and serviced residence sectors. The company continues to see attractive opportunities in key gateway cities -- including both Shanghai and Beijing -- to further expand its residential operations, enlarge its commercial property portfolio, and grow its serviced residence business in China. The liberalisation policies by the Chinese government, such as allowing foreigners to buy or even lease non-residential properties and preventing over-heating through stricter loan criteria by the People's Bank of China, will underpin efforts to sustain the housing market. Our robust financial position, our track record, and our long term perspective will help us to be a strong local company in China with international best practices.

For 2003, CapitaLand expects its China operations to achieve good turnover and EBIT (earnings before interest and tax). Last year, CapitaLand's EBIT from overseas operations from China, Southeast Asia and Australia increased four-fold, from S$74 million in 2001, to S$342 million in 2002. China operations contributed 12% to the total EBIT in 2002, Australia 20% and other overseas operations 13%. The 45% of EBIT in 2002 from overseas operations accounted for 33% of total assets.

CapitaLand entered the China market in 1994 and is now in its ninth year of operation in the country. The Group's business presence can be found in the cities of Shanghai, Beijing, Guangzhou, Wuhan, Tianjin, Xiamen and Dalian. These include the residential and commercial property sectors through CapitaLand China; serviced residences through The Ascott and Somerset brands; hotels through Raffles International's Swissotel brand; and property services through Cushman & Wakefield PREMAS.

CapitaLand China's residential projects, known for its quality finishes, have sold well. To-date the company has built and sold about 5,000 homes in Shanghai. Additionally, over 4,000 homes are under development. Response to its two newest projects in Shanghai, namely, Summit Residences and La Cité, has been good. About 80% of the 796 units in Summit Residences released earlier have now been sold. La Cité, which clinched a Gold Award for the "Most popular residential development in Shanghai 2003" in the high-mid market segment, has seen a positive sales rate of more than 70% for the 230 units released to-date.

Apart from the residential sector, CapitaLand is increasing its presence in the commercial property arena. Currently, CapitaLand's prime US$350 million commercial development, Raffles City Shanghai, has received keen interest from retailers following stepped up leasing efforts last year. The retail podium has more than 70% of space confirmed, 6% of space under offer and soon to be finalised, and about 20% of space under negotiation. On the serviced residence front, CapitaLand Group is the largest serviced residence player in the China market with over 1,500 units under its The Ascott and Somerset brands.

CapitaLand stands at a strategic crossroads as it pursues an asset light, or more appropriately an asset right strategy, in its Singapore and international operations in key gateway cities. It recognises that while there are substantial funds seeking investment opportunities in Asian real estate, there is an under-representation of institutional funds in the Asian real estate sector. Some studies have shown that institutional funds worldwide totalled close to US$30 trillion. Only a small fraction of this – in the region of US$50 billion to US$100 billion -- is invested in Asia real estate.

CapitaLand has decided to take the road less travelled among Asian property companies. The creation of CapitaMall Trust, the first listed real estate investment trust (Reit) in Singapore, marked the most visible milestone. CapitaLand will continue its efforts to differentiate itself as a leading property company. Along the road, it will endeavour to create new frontiers in real estate, deliver its stated asset-light strategy, and build a successful fee-based business as an additional engine of growth. Today, CapitaLand Group has, in total, over S$3 billion worth of property fund assets under management.

Going forward in the Asia Pacific, CapitaLand plans by end 2003, to have more property funds in the region including a US$100 million to US$200 million China Property Fund investing in residential property in China and a US$200 million to US$300 million Japan Retail Fund with a portfolio of Japanese retail properties.

Given the high growth residential market in Shanghai, CapitaLand's China Property Fund will invest in mid to high-mid end residential developments in China. Keen interest has been received from local and international investors. This fund leverages on the company's core capabilities in real estate capital management and residential development to create an attractive investment proposition.

CapitaLand will strive to build on its business in China with the aim of becoming a successful real estate and hospitality company in the country. Going forward, it will explore opportunities to introduce global institutional funds in the China real estate sector.

***By : Lim Ming Yan, CEO, CapitaLand China***

--- END ---